================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                ---------------
                               PIERCE LEAHY CORP.
             (exact name of registrant as specified in its charter)

Pennsylvania                         4226                      23-2588479
(State or other               (Primary Standard             (I.R.S. Employer
 jurisdiction of              Industrial Classification     Identification No.)
 incorporation or             Code Number)
 organization)


                                631 Park Avenue
                      King of Prussia, Pennsylvania 19406
                                 (610) 992-8200
    (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

                               Douglas B. Huntley
                            Chief Financial Officer
                                631 Park Avenue
                      King of Prussia, Pennsylvania 19406
                                 (610) 992-8200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
Richard J. Busis, Esquire                       Joseph A. Coco, Esquire
Cozen and O'Connor                              Skadden, Arps, Slate, Meagher
1900 Market Street                               & Flom LLP
Philadelphia, Pennsylvania 19103                919 Third Avenue
                                                New York, New York 10022

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE
================================================================================
Title of Each Class          Proposed Maximum
of Securities to be          Aggregate Offering          Amount of
Registered                   Price(1)                    Registration Fee
--------------------------------------------------------------------------------
Common Stock                     $110,000,000                  $33,334
================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES+
+EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED MARCH 11, 1997
PROSPECTUS
                               __________ Shares
                                 Pierce Leahy Corp.

[LOGO OF PIERCE LEAHY CORP APPEARS HERE]

                                  Common Stock

                             ---------------------

  Of the ___________ shares of Common Stock of Pierce Leahy Corp. (the "Company") offered hereby, __________ shares are being sold by the Company and __________ shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

  Of the __________ shares of Common Stock offered hereby, __________ shares are being offered for sale in the United States and Canada (the "U.S. Equity Offering") by the U.S. Underwriters (as defined herein) and __________ shares are being offered in a concurrent international offering (the "International Equity Offering" and, together with the U.S. Equity Offering, the "Equity Offerings") outside the United States and Canada by the Managers (as defined herein).

  Prior to the Equity Offerings, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $__________ and $___________ per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

  Concurrently with the Equity Offerings, the Company is offering $100,000,000
aggregate principal amount of     % Senior Subordinated Notes due 2007 by a
separate prospectus (the "Notes Offering" and together with the Equity Offerings, the "Offerings"). The consummation of the Equity Offerings is not conditioned upon the consummation of the Notes Offering.

  Application has been made to have the Common Stock listed on the New York Stock Exchange under the symbol "_____."

  See "Risk Factors" commencing on page 9 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                        Underwriting                    Proceeds to
             Price to   Discounts and     Proceeds to      Selling
              Public    Commissions(1)     Company(2)    Shareholders
-------------------------------------------------------------------------------
Per Share
-------------------------------------------------------------------------------
Total(3)
=====================================================================

(1) For information regarding indemnification of the U.S. Underwriters and the Managers, see "Underwriting."
(2) Before deducting expenses estimated at $__________, all of which are payable by the Company.
(3) The Company and the Selling Shareholders have granted the U.S. Underwriters a 30-day option to purchase up to an aggregate of ___________ additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $_________, $__________, $___________ and $___________, respectively.


     The shares of Common Stock are being offered by the several U.S. Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about _____________, 1997 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

Smith Barney Inc.                          Merrill Lynch & Co.

       , 1997

CERTAIN PERSONS PARTICIPATING IN THE EQUITY OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTTING, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                               [gatefold artwork]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements contained elsewhere in this Prospectus. Except as otherwise indicated by the context, references to the "Company" include Pierce Leahy Corp. and its consolidated subsidiaries. Management is not aware of any definitive information about the size or nature of the North American records management market (vended and unvended, active and inactive). Estimates of such numbers and percentages contained in this Prospectus have been developed by the Company from internal sources and reflect the Company's current estimates; however, no assurance can be given regarding the accuracy of such estimates. Unless otherwise indicated the information in this Prospectus assumes (i) no exercise of the U.S. Underwriters' over-allotment option and (ii) gives effect to the Stock Recapitalization (as hereinafter defined) and the Offerings. In addition, unless otherwise indicated, the market information regarding the Company in this Prospectus includes the 1997 Acquisitions described under "Business--The 1997 Acquisitions." The pro forma financial information included herein does not reflect the acquisition of Records Management Services, Inc.


                                  The Company

  The Company is the largest archive records management company in North America, as measured by its 47.5 million cubic feet of records currently under management. The Company operates a total of 152 records management facilities of which 139 are in the United States, serving 58 markets, including the 16 largest U.S. markets. In addition, the Company operates 13 records management facilities in five of Canada's six largest markets.

  The Company is a full-service provider of records management and related services, enabling customers to outsource their data and records management functions. The Company offers storage for all major media, including paper (which has typically accounted for approximately 95% of the Company's storage revenues), computer tapes, optical discs, microfilm, video tapes and X-rays. In addition, the Company provides next day or same day records retrieval and delivery, allowing customers prompt access to all stored material. The Company also offers other data management services, including customer records management programs, imaging services and records management consulting services.

  The Company believes it is the most technologically advanced records management company in the industry by virtue of its Pierce Leahy User Solution(R) (PLUS(R)) computer system. The PLUS(R) system fully integrates the Company's records management, data retrieval and billing functions on a centralized basis through the use of proprietary, real time software. The PLUS(R) system assists the Company in efficiently managing records in multiple locations for national and local customers, rapidly integrating acquisitions of records management companies and maintaining a low-cost operating structure.
The Company serves a diversified group of over 22,000 customer accounts in a variety of industries such as financial services, manufacturing, transportation, healthcare and law. The Company's storage and related services are typically provided pursuant to contracts that include recurring monthly storage fees, which continue until such records are permanently removed (for which the Company charges a fee), and additional charges for services such as retrieval on a per unit basis.

  The Company's revenues and operating income before non-recurring charges (on a pro forma basis as defined herein) for the year ended December 31, 1996 were $150.8 million and $29.2 million, respectively. From 1992 to 1996, the Company's revenues and operating income before non-recurring charges grew at compound annual growth rates of 19.9% and 28.7%, respectively. The Company attributes this growth to the expansion of its business with new and existing customers, which has been primarily driven by the trend towards outsourcing of records management functions by companies and the ongoing consolidation of the fragmented records management industry. The Company has successfully acquired and integrated 26 companies from 1992 to 1996.

  The Company's growth strategy is to expand its business in new and existing markets through (i) targeting new customers, (ii) growing with existing
customers and (iii) continuing its acquisition program.    The Company has
adopted the following approaches to pursue its growth objectives:

  . Targeting New Customers. The Company has a dual sales strategy focused on both larger, typically multi-location accounts and smaller accounts, with a dedicated sales force for each. The Company's sales and marketing force has increased from 41 persons at the end of 1995 to 75 persons currently. For large regional and national accounts, the Company believes its national presence, sophisticated systems and low-cost operating structure provide a competitive advantage. These organizations are increasingly outsourcing such noncore activities, which enables their management to focus on their core business and to reduce space requirements and records management costs. For smaller accounts, the Company combines the cost benefits of its centralized systems with quality local service. From 1992 to 1996, the average annual growth rate of cubic feet of storage from new customers was approximately 8%.

  . Growing with Existing Customers. The Company services its existing customers through both a centralized customer service organization and local client service representatives. Existing customers typically generate additional records annually which are stored with the Company. From 1992 to 1996, the average annual growth rate of cubic feet of storage from existing customers was approximately 6%.

  . Continuing Acquisition Program. The Company believes that the records management industry is highly fragmented and offers substantial opportunity for consolidation. The Company targets potential acquisitions both in the markets it already services and in new markets which it is not yet servicing. From 1992 to 1996, the Company successfully completed and integrated 26 acquisitions, totalling approximately 12.4 million cubic feet of records at the time of acquisition. Since January 1, 1997, the Company has completed five acquisitions, totalling approximately 6.7 million cubic feet of records at the time of acquisition. As a result of its centralized organizational structure and the PLUS(R) system, the Company has been able to rapidly achieve significant economies of scale in its acquisitions. From 1992 to 1996, the average annual growth rate of cubic feet of storage from acquisitions was approximately 10%. See "Business--Acquisition and Growth Strategy."

   The Company's growth strategy is supported by an operating strategy which emphasizes providing premium standardized services while maintaining a low-cost operating structure. As a result, the Company's operating income before non-recurring charges as a percentage of total revenues increased from 13.3% in 1992 to 17.7% in 1996 and 19.4% in 1996 on a pro forma basis. The Company expects to continue its growth and enhance its position by implementing its strategy based on the following elements:

  . Using Sophisticated Centralized Systems to Provide High Quality Service.
    In tandem with the Company's centralized customer service organization and local field support personnel, the Company utilizes its PLUS(R) system to provide a high and consistent level of service (24 hours a day, seven days a week) to its customers on a national and local basis, including providing its customers with real-time access to the database. Although PLUS(R) is centralized, the system permits local management flexibility through a variety of pre-programmed options to customize the system and enhance its utility to different types of customers.

  . Maintaining its Position as a Low-Cost Provider through Economies of Scale.
    The Company strives to remain a low-cost operator through achieving economies of scale in labor, real estate, transportation, computer systems and administrative expenses. The PLUS(R) system allows the Company to enhance the efficiency of its facilities while reducing fixed and operating costs. This system eliminates the need to designate permanent locations for an individual customer's records within a facility by using sophisticated bar-coding technology which enables records to be stored wherever space is available and to be positioned within the Company's facilities based on retrieval frequency, thereby reducing labor costs. PLUS(R) is similarly valuable in helping to achieve cost savings in acquisitions.

                        The Records Management Industry

  According to a 1994 study by the Association of Commercial Record Centers (the "ACRC"), an industry trade group with over 500 members, approximately 2,800 companies offer records storage and related services in North

America. The Company believes that only 25% of the potential market outsources its records management functions and that approximately 75% is still "unvended," or internally managed. The Company estimates that the North American vended records management industry generates annual revenues in excess of $1.0 billion. Management believes that the industry is highly fragmented, with most industry participants operating on a regional or local basis.

  Saved documents, or records, generally fall into two categories: active and inactive. Active records refer to information that is frequently referenced and usually stored on-site by the originator. Inactive records are not needed for frequent access, but must be retained for future reference, legal requirements or regulatory compliance. Inactive records, which the Company estimates comprise approximately 80% of all records, are the principal focus of the records management industry.

  The Company believes that the records management industry is characterized by the following trends:

  .  Industry Consolidation.   The records management industry is undergoing a
     period of consolidation as larger, better capitalized industry participants acquire smaller regional or local participants. Management believes that consolidation is primarily driven by the needs of large customers for fully integrated coverage and the ability to realize economies of scale, especially with respect to labor, real estate, transportation, computer systems and administrative expenses. Industry consolidation also provides private owners of smaller records management companies the ability to obtain liquidity.

  .  Movement Towards Outsourcing.   Outsourcing of internal records management
     functions represents the largest single source of new business for records management companies. The Company believes that as more organizations become aware of the advantages of professional records management, such as net cost reductions and enhanced levels of service, the records management industry will continue to gain a growing portion of the unvended segment. The Company also believes that the establishment of national providers with well-known brand names will help to accelerate this trend.

  . Increasing Production of Paper. Increasingly widespread technologies such as facsimiles, copiers, personal computers, laser printers and advanced software packages have enabled organizations to create, copy and distribute documents more easily and broadly. In spite of new "paperless" technologies (including the Internet and "e-mail"), information remains predominantly paper based. Additionally, the cost of storing records on paper is currently less expensive than the cost of converting paper records to, and storing on, other media (e.g., computer media, imaging, microfilm, CD-Rom and optical disc).

  .  Expanded Record Keeping Needs.   While technology has augmented the growth
     of paper generation, several external forces and concerns have played an important role in organizations' decisions to store and retain access to records. For example, the continued growth of regulatory requirements and the proliferation of litigation has resulted in increased volumes and lengthened holding periods of documents. Retained records are also remaining in storage for extended periods of time because the process of determining which records to destroy is time consuming and often more costly in the short-term than continued storage.

                              Recent Acquisitions

  Since January 1997, the Company has acquired five records management companies, adding an aggregate of 6.7 million cubic feet of records (an increase of approximately 17% from December 31, 1996) at the time of acquisition, including the acquisition of Records Management Services, Inc. ("RMS") on _______________, 1997 (collectively, the "1997 Acquisitions"). The acquisition of RMS added 5.2 million cubic feet of records in eight cities, of which three were in new markets for the Company and five were in existing markets.

  During 1996, the Company acquired 12 records management companies, adding an aggregate of 6.9 million cubic feet of records at the time of acquisition, the majority of which were completed during the second half of 1996.

                              Concurrent Offering

  Concurrent with the Equity Offerings, the Company is offering, by separate prospectus, $100,000,000 aggregate principal amount of ___% Senior Subordinated Notes due 2007 (the "1997 Notes"). The Equity Offerings are not conditioned upon the consummation of the offering of the 1997 Notes.

                                  Risk Factors

  Prospective purchasers should consider carefully the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus, in evaluating the shares offered hereby and the Company.

                              The Equity Offerings

Total number of shares of Common Stock offered......
 By the Company/(1)/
  U.S. Equity Offering..............................
  International Equity Offering.....................

   Total/(1)/.......................................

 By the Selling Shareholders........................
  U.S. Equity Offering..............................
  International Equity Offering.....................

   Total............................................

Common Stock to be outstanding
after the Equity Offerings/(1)(2)/..................
Use of proceeds.....................................  The net proceeds of the
                                                      Equity Offerings will be
                                                      primarily used to redeem a
                                                      portion of the Company's
                                                      11-1/8% Senior
                                                      Subordinated Notes due
                                                      2006 (the "1996 Notes").
                                                      The net proceeds of the
                                                      Notes Offering will be
                                                      primarily used to repay
                                                      outstanding borrowings
                                                      under the Company's credit
                                                      facility. Any remaining
                                                      proceeds of the Offerings
                                                      will be used for general
                                                      corporate purposes,
                                                      including possible
                                                      acquisitions. See "Use of
                                                      Proceeds."

Proposed New York Stock Exchange Symbol..............
____________________
/(1)/ Does not include ______ shares that are subject to the U.S. Underwriters'
      over-allotment option.
/(2)/ Does not include __________ shares of Common Stock issuable upon exercise of outstanding options. See "Management--Stock Incentive Plan."

                 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary historical and pro forma financial data, insofar as it relates to each of the five years in the period ended December 31, 1996, has been derived from the audited Consolidated Financial Statements, including the consolidated balance sheets at December 31, 1995 and 1996 and the related consolidated statements of operations for each of the three years in the period ended December 31, 1996 and the notes thereto appearing elsewhere in this Prospectus.

The following summary pro forma statements of operations, other data and balance sheets give effect to, among other things, acquisitions completed in 1996 and to date in 1997, the termination of the Company's status as a Subchapter S Corporation for income tax purposes and the impact of the Offerings, as if each of these items had occurred on January 1, 1996 or as of December 31, 1996 in the case of the balance sheets. These items and certain management assumptions and adjustments are described in the accompanying notes hereto. This pro forma information is not necessarily indicative of the results that would have occurred had the completed acquisitions in 1996 and to date in 1997, Subchapter S Corporation termination and the Offerings been completed on the dates indicated or of the Company's actual or future results or financial position. The summary historical and pro forma consolidated statements of operations, other data and balance sheets should be read in conjunction with the information contained in the Company's Consolidated Financial Statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical and Pro Forma Consolidated Statements of Operations, Other Data and Balance Sheets" and "Pro Forma Financial Data" included elsewhere in this Prospectus.

The Company has signed a definitive agreement to purchase Records Management Services, Inc. for approximately $62,000. The acquisition is subject to due diligence and customary conditions. The unaudited Pro Forma Condensed Consolidated Balance Sheet at December 31, 1996 and the unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 do not contain adjustments to reflect this pending acquisition.

                                          SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

                                                      (dollars in thousands)

                                                                                 Year Ended December 31,
                                                      ---------------------------------------------------------------------------
                                                                                                                       Pro Forma
                                                          1992         1993        1994        1995          1996       1996(a)
                                                      -----------  -----------  ----------  -----------  -----------   ----------
Statement of Operations Data:
Revenues
    Storage                                           $    37,633  $    42,122  $   47,123  $    55,501  $    75,900   $   88,351
    Service and storage material sales                     25,202       31,266      35,513       39,895       53,848       62,437
                                                      -----------  -----------  ----------  -----------  -----------   ----------
        Total revenues                                     62,835       73,388      82,636       95,396      129,748      150,788

Cost of sales, excluding depreciation and
    amortization                                           39,702       45,391      49,402       55,616       73,870       81,852
Selling, general and administrative                         9,012       11,977      15,882       16,148       20,007       24,331
Depreciation and amortization                               5,734        6,888       8,436        8,163       12,869       15,401
Consulting payments to related parties (b)                    --           --          500          500          --           --
Non-recurring charges (c)                                     --           --          --           --         3,254        3,254
                                                      -----------  -----------  ----------  -----------  -----------   ----------
     Operating income                                       8,387        9,132       8,416       14,969       19,748       25,950

Interest expense                                            6,388        6,160       7,216        9,622       17,225       24,650
                                                      -----------  -----------  ----------  -----------  -----------   ----------
     Income before income taxes and extraordinary
     charge                                                 1,999        2,972       1,200        5,347        2,523        1,300
Income taxes                                                  --           --          --           --           --         1,650(e)

Extraordinary charge (d)                                      --         9,174       5,991        3,279        2,015          --
                                                      -----------  -----------  ----------  -----------  -----------   ----------

Net income (loss)                                           1,999       (6,202)     (4,791)       2,068          508         (350)
Accretion (cancellation) of redeemable warrants               --          (746)         16          889        1,561          --
                                                      -----------  -----------  ----------  -----------  -----------   ----------

Net income (loss) applicable to Common shareholders   $     1,999  $    (5,456) $   (4,807) $     1,179  $    (1,053)  $     (350)
                                                      ===========  ===========  ==========  ===========  ===========   ==========
Pro forma data (unaudited):
    Pro forma adjustment for income taxes                                                                $     1,659(e)
                                                                                                         ===========
    Historical income before extraordinary charge,
      as adjusted for pro forma income taxes                                                             $       864
                                                                                                         ===========
    Historical income before extraordinary charge
      per Common share, as adjusted for pro forma
      income taxes                                                                                       $          (f)
                                                                                                         ===========
    Historical net loss applicable to Common
      shareholders, as adjusted for pro forma
      income taxes                                                                                       $    (1,958)
                                                                                                         ===========
    Historical net loss applicable to Common
       shareholders per Common share, as adjusted
       for pro forma income taxes                                                                        $          (f)
                                                                                                         ===========
    Shares used in computing per share amounts
                                                                                                         ===========
    Pro forma net loss applicable to Common
       shareholders per Common share                                                                                   $        (g)
                                                                                                                       =========

    Pro forma shares used in computing per share
       amount                                                                                                          =========

                            (dollars in thousands)

Other Data:
Total revenue growth                    12.9%         16.8%         12.6%          15.4%          36.0%         58.1%
Operating income (before
    non-recurring charges) margin       13.3%         12.4%         10.2%          15.7%          17.7%         19.4%
EBITDA (h)                          $  14,121     $  16,020     $  17,352      $  23,632      $  35,871     $  44,605
EBITDA margin                           22.5%         21.8%         21.0%          24.8%          27.7%         29.6%
Capital expenditures (i)            $   5,565     $   5,827     $   6,352      $  16,288      $  23,493           --
Cubic feet of storage under
    management at end of
    period (000s)                      16,248        19,025        22,160         29,523         40,410        47,191

                                                                                        As of December 31, 1996
                                                                           ----------------------------------------------
                                                                                             Pro Forma
                                                                                              for 1997
                                                                             Actual       Acquisitions(j)   Pro Forma(k)
                                                                            --------      ---------------   ------------
Balance Sheet Data:
Working capital (deficit)                                                  $ (23,933)      $  (23,673)       $  56,829
Total assets                                                                 234,820          253,751          334,384
Total debt                                                                   217,423          235,970          242,478
Shareholders' equity (deficit)                                               (25,438)         (25,438)          40,087

            NOTES TO SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

(a) Gives effect to the (i) acquisitions completed in 1996 and to date in 1997,
    (ii) termination of the Company's status as a Subchapter S Corporation and
    (iii) impact of the Offerings, as if each of these items had occurred on January 1, 1996. See "Pro Forma Financial Data" and Note 2 of the Notes to Consolidated Financial Statements. Upon the change in the status as a Subchapter S Corporation, the Company will record a deferred income tax provision of approximately $6.6 million for the tax effect of differences in the basis of assets and liabilities for financial reporting and income tax purposes. This deferred income tax provision has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations. Also not reflected in the Pro Forma Condensed Consolidated Statement of Operations is the extraordinary charge for the early extinguishment of a portion of the 1996 Notes that will occur in the quarter in which the redemptions occur (see (d) below) and a charge of approximately $__ (pretax) for the write-off of the estimated unamortized compensation expense associated with options granted on January 1, 1997, due to the acceleration of vesting upon the completion of the Offerings.

(b) Represents aggregate payments made to eight Pierce family members.

(c) Represents non-recurring charges in 1996 of $2.8 million paid to a related party partnership to assume the partnership's position in certain leases with third parties and of $.5 million for the establishment of an annual pension for Leo W. Pierce, Sr. and his spouse.

(d) Represents loss on early extinguishment of debt due to refinancings in 1993, 1994, 1995 and 1996. Amounts include write-off of unamortized deferred financing costs and discount, along with prepayment penalties and other costs. A similar charge for the early extinguishment of a portion of the 1996 Notes of approximately $10.0 million (pretax), or $__ per share, will occur in the quarter in which the redemptions occur. Such charge has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(e) The Company has been taxed as a Subchapter S Corporation. Such status terminates upon completion of the Equity Offerings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

(f) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of historical net loss per share as adjusted for pro forma income taxes. Excluding the non-recurring charges incurred in 1996, pro forma net income and net income per share as adjusted for income taxes would have been $___ and $____,respectively.

(g) Excluding the non-recurring charges incurred in 1996, pro forma net income and net income per share would have been $___ and $ ____, respectively.

(h) "EBITDA" is defined as net income (loss) before interest expense, taxes, depreciation and amortization, consulting payments to related parties, non-recurring charges, and extraordinary charge. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating records management companies. Moreover, substantially all of the Company's financing agreements, including the Notes, contain covenants in which EBITDA is used as a measure of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP and the Company's sources and applications of cash flows.

(i) Capital expenditures for 1996 are comprised of $11.0 million for new shelving, $4.0 million for leasehold and building improvements, $3.8 million for new facility purchases and related improvements, $2.9 million for data processing and $1.8 million for the purchase of transportation, warehouse and office equipment. Of the total 1996 capital expenditures, management estimates that approximately $2.5 million was for upgrading and restructuring of existing facilities to accommodate growth or for maintenance capital expenditures. The 1996 capital expenditures do not include $11.0 million paid for real estate and other assets acquired from related parties (see Note 10 of Notes to the Consolidated Financial Statements).

(j) Gives effect to the acquisitions completed to date in 1997 as if they occurred on January 1, 1996. See "Pro Forma Financial Data," "The Equity Offerings" and "Use of Proceeds."

(k) Gives effect to the (i) acquisitions completed to date in 1997, (ii) termination of the Company's Subchapter S Corporation status upon completion of the Equity Offerings and (iii) impact of the Offerings, if each of these items had occurred on December 31, 1996. See "Pro Forma Financial Data," "The Equity Offerings," "Use of Proceeds" and Note 2 to Notes to Consolidated Financial Statements.

                                  RISK FACTORS

  Prospective purchasers of the Common Stock should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, before making an investment.

High Level of Indebtedness and Leverage; Ability to Service Debt

  As of December 31, 1996, on a pro forma basis after giving effect to the acquisitions completed in 1997 to date, the Offerings and the estimated use of the net proceeds therefrom, the Company's consolidated indebtedness would have been approximately $242.5 million and its shareholders' equity would have been $40.1 million. This level of indebtedness will have important consequences to holders of the Common Stock, including: (i) a substantial part of the Company's anticipated cash flow from operations will be required for the payment of principal and interest; (ii) the Company's ability to obtain additional financing in the future may be limited; (iii) the Company's leveraged position and covenants contained in the 1996 Notes, the 1997 Notes (together with the 1996 Notes, the "Notes") and the Credit Facility (as defined herein) (or any replacement thereof) could limit its ability to expand and make capital improvements and acquisitions; and (iv) the Company's level of indebtedness could make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures, and limit its flexibility in reacting to changes in its industry and economic conditions generally. See "Description of Certain Indebtedness."

  The Company's ability to meet its debt service obligations will be dependent upon its future operating performance (including the performance of any acquired businesses), debt levels and financial results which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Although management believes that the Company's cash flow from operations and available borrowings under the Credit Facility will be sufficient to meet its anticipated requirements for capital expenditures, working capital and future debt service requirements, there can be no assurance that the Company will generate cash flows at levels sufficient to meet these requirements. To the extent that the Company's existing resources and future earnings are insufficient to fund the Company's activities or to repay indebtedness, the Company may need to raise additional funds through public or private financings. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's shareholders at that time would be diluted. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock. See "Description of Capital Stock."

Risks Associated with Acquisitions

  One of the Company's strategies is to acquire records management businesses that will complement its existing operations or provide it with an entree into areas it does not presently serve. There can be no assurance that the Company will be able to acquire or profitably manage additional acquisitions or successfully integrate them into the Company. Furthermore, certain risks are inherent in the Company's acquisition strategy, such as increasing leverage and debt service requirements, diversion of management time and attention, and combining disparate company cultures and facilities, which could adversely affect the Company's operating results. The success of any acquisition will depend in part on the Company's ability to integrate effectively the acquired records management business into the Company. See "Business--Acquisition and Growth Strategy."

  The size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any quarter may not be indicative of results that may be achieved for any subsequent quarter or for a full fiscal year. Further, there can be no assurance that acquisitions will not have an adverse effect on the Company's operating results, particularly in quarters immediately following the consummation of such transactions, while the operations of the acquired businesses are being integrated into the Company's operations. Once integrated, acquisitions may not achieve levels of net sales or profitability comparable to those achieved by the Company's existing operations, or otherwise perform as expected. In addition, earnings may be adversely affected by transaction-related expenses in the quarter in which an acquisition is consummated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company may, in the future, utilize equity as all or a portion of the consideration for future acquisitions. Any such issuances will dilute the percentage ownership of the Company's shareholders at such time. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock. See "Description of Capital Stock."

Competition

  The Company faces competition from numerous competitors in all geographic areas where it operates. The Company believes that competition for customers is based on price, reputation for reliability, and quality and scope of service and technology. As a result of this competition, the records management industry has for the past several years experienced downward pricing pressures. Should a further downward trend in pricing occur or continue for an extended period of time, it could have a material adverse effect on the Company's results of operations. The Company also competes for acquisition candidates. Some of the Company's competitors possess greater financial and other resources than the Company. If any such competitor were to devote additional resources to the records storage business and/or such acquisition candidates or to focus its strategy on the Company's areas of operation, the Company's results of operations could be adversely affected.

  The Company also faces competition from the internal document handling capability of its current and potential customers. There can be no assurance that these organizations will outsource more of their document management needs or that they will not bring in-house some or all of the functions they currently outsource. See "Business--The Records Management Industry" and "Business-- Competition."

Alternative Technologies

  The substantial majority of the Company's revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies currently include computer media, imaging, microfilming, audio/video tape, film, CD-Rom and optical disc. None of these technologies has replaced paper as the principal means for storing information. However, there can be no assurance that one or more non-paper-based technologies (whether now existing or developed in the future) may not in the future reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect the Company's business.

Dependence on Key Personnel

  The Company's success depends, in part, upon the efforts, abilities and expertise of its executive officers and other key employees, including in particular, J. Peter Pierce, the Company's President and Chief Executive Officer. The Company has no employment contracts with any of its executive officers. There can be no assurance that the Company will be able to retain such officers, the loss of any of whom could have a material adverse effect upon the Company. See "Management."

Casualty

  The Company currently maintains and intends to continue to maintain, to the extent such insurance is available on commercially reasonable terms, comprehensive liability, fire, flood and earthquake (where appropriate) and extended coverage insurance with respect to the properties that it now owns or leases or that it may in the future own or lease, with customary limits and deductibles. Certain types of loss, however, may not be fully insurable on a cost-effective basis. In the future, should uninsured losses or damages occur, the Company could lose both its investment in and anticipated profits from the affected property and may continue to be obligated on any leasehold obligations, mortgage indebtedness or other obligations related to such property. As a result, any such material loss could materially adversely affect the Company. See "Business--Insurance."

Environmental Matters

  As of March 1, 1997, the Company owned or leased approximately 10 million square feet of facilities. Under various federal, state, local and foreign environmental laws, regulations and ordinances ("environmental laws"), the Company's properties and operations may subject it to liability for the costs of investigation, removal or remediation of soil and groundwater, on or off-site, contaminated by hazardous substances and other contaminants or hazardous materials such as petroleum products ("hazardous materials"), as well as damages to natural resources. Certain such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or business thereon knew of or was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such materials, or the failure to properly remediate such property, may adversely affect the current property owner's or operator's ability to sell, rent or use such property or to borrow using such property as collateral. The owner or operator of contaminated property also may be subject to statutory and common law claims by third parties based on any damages and costs resulting from off-site migration of the contamination.

  Certain environmental laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") in buildings. Such laws may impose liability for improper handling and release of ACMs and third parties may seek to recover from owners or operators of real estate for personal injury associated with exposure to such materials. Certain facilities operated by the Company contain ACMs.

  Certain of the properties formerly or currently owned or operated by the Company were previously used for industrial or other purposes that involved the use or storage of hazardous materials or the generation and disposal of hazardous wastes, and the use of underground storage tanks ("USTs") for hazardous materials. The Company has from time to time conducted certain environmental investigations, and remedial activities have been performed, at certain of its former and current properties, but an in-depth environmental review of each of the properties and related operations has not been conducted by or on behalf of the Company. In connection with its former and current ownership or operation of certain properties and businesses, the Company may be subject to environmental liability as discussed above and as more specifically described under "Business--Environmental Matters."

  The Company has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material environmental non-compliance, liability or claim relating to hazardous materials or otherwise under any environmental laws applicable to the Company in connection with any of its present or former properties or operations other than as described under "Business--Environmental Matters." However, no assurance can be given that there are no environmental conditions for which the Company might be liable in the future or that future regulatory action, or compliance with future environmental laws, will not require the Company to incur costs with respect to its properties or operations that could have a material adverse effect on the Company's financial condition or results of operations.

Control By Existing Shareholders

  Prior to the Equity Offerings, all of the outstanding stock of the Company was owned by members of the Pierce family. Certain members of the Pierce family, who are expected to own approximately ____% of the shares of Common Stock outstanding after the Equity Offerings, have entered into a ten-year voting trust agreement (the "Voting Trust Agreement") pursuant to which all of the shares subject to the Voting Trust Agreement will be voted at the direction of Leo W. Pierce, Sr. and J. Peter Pierce (the "Voting Trustees"). Consequently, the Voting Trustees will be able to elect the Company's directors, to determine the outcome of corporate actions requiring shareholder approval and otherwise to control the business affairs of the Company. See "Principal and Selling Shareholders--Voting Trust Agreement."

Shares Eligible for Future Sale

  The Company can make no prediction as to the effect, if any, that sales of additional shares of Common Stock or the availability of shares for future sale will have on the market price of the Common Stock. Sales in the public market of substantial amounts of Common Stock after the Equity Offerings (including shares issued upon the exercise of outstanding options) or the perception that such sales could occur may adversely affect the market price of the Common Stock and may make it more difficult for the Company to sell equity securities or equity related securities in the future at a time and price it deems appropriate. After giving effect to the sale of the shares of Common Stock offered hereby, the Company will have outstanding __________ shares of Common Stock. Of these shares, __________ shares of Common Stock sold in the Equity Offerings will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates," as that term is defined under the Securities Act, of the Company. The remaining __________ shares are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and will be eligible for sale pursuant to Rule 144 immediately after the closing of the Equity Offerings subject, in the case of affiliates, to applicable volume and other restrictions contained therein.

  The Company, its executive officers and directors, the Selling Shareholders and certain other shareholders of the Company have agreed that, for a period of 180 days after the date of this Prospectus (the "lock-up period"), they will not, without the prior consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock subject to certain limited exceptions, including the issuance of shares by the Company in connection with possible future acquisitions. Such consent permitting shares to be sold before the expiration of the lock-up period may be granted without prior notice to the other shareholders of the Company or to any public market in which the Common Stock trades. See "Shares Eligible for Future Sale."

Absence of Public Market; Determination of Offering Price; Possible Volatility of Stock Price

  Prior to the Equity Offerings, there has been no public market for the Common Stock and there can be no assurance an active trading market will develop or be sustained. The initial offering price for the Common Stock was determined by negotiations among the Company, the Representatives (as hereinafter defined) and the Managers, and may not be indicative of the market price of the Common Stock after the Equity Offerings. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. From time to time after the Equity Offerings, there may be significant volatility in the market price of the Common Stock. Quarterly operating results of the Company, deviations in results of operations from estimates of securities analysts, changes in general conditions in the economy or the records management industry or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have been unrelated to the operating performance of such companies. Any such fluctuations that occur following completion of the Equity Offerings may adversely affect the market price of the Common Stock.

Dilution

  The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares of Common Stock in the amount of $____ per share (after giving effect to the underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $____ per share). See "Dilution." In the event the Company issues additional shares of Common Stock in the future, including shares that may be issued in connection with future acquisitions, purchasers of Common Stock in the Equity Offerings may experience further dilution in the net tangible book value per of Common Stock.

Forward-Looking Statements

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe-harbor created by such sections. Such forward-looking statements concern the Company's operations, economic performance and financial condition, including in particular the 1997 Acquisitions and their integration into the Company's existing operations. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under this "Risk Factors" section and elsewhere in this Prospectus that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; changes in customer preferences; competition; changes in technology; the integration of any acquisitions; changes in business strategy; the indebtedness of the Company; quality of management, business abilities and judgment of the Company's personnel; the availability, terms and deployment of capital; and various other factors referenced in this Prospectus. See "Summary", Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The forward-looking statements are made as of the date of this Prospectus, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Anti-Takeover Provisions

  The Company's Articles of Incorporation and Bylaws contain certain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, shares of preferred stock may be issued by the Board of Directors without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no current plans to issue any shares of preferred stock. See "Description of Capital Stock."

No Dividends

  The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future and intends to retain any future earnings for use in its business. Additionally, the Company's ability to pay cash dividends is limited by the terms of the Notes and the Credit Facility.

                                  THE COMPANY


  The Company was incorporated in Pennsylvania in March 1997 and is the successor by merger immediately preceding the Offerings to Pierce Leahy Corp. which was incorporated in New York in 1990 ("PLC"). From inception, PLC had an authorized capitalization consisting of two classes of Common Stock: Class A Common Stock which was voting and Class B Common Stock which was nonvoting. Immediately preceding the merger, PLC effected a stock split and recapitalization pursuant to which each outstanding share of Class A and Class B Common Stock was converted into shares of voting Common Stock. Immediately thereafter, PLC was redomesticated into Pennsylvania pursuant to the merger. Such transactions are collectively referred to herein as the "Stock Recapitalization."

  The Company's operations date to 1957 when its predecessor company, L.W. Pierce Co., Inc., was founded to provide filing systems and related equipment to companies in the Philadelphia area. L. W. Pierce Co., Inc. expanded primarily through internal growth until 1990 when it acquired Britannia Security Group, Inc. (doing business as Leahy Business Archives), which approximately doubled the size of the Company. PLC was formed at that time from the consolidation of the predecessor company with Leahy Business Archives.

  From its incorporation in 1990, PLC had elected to be taxed as a corporation under Subchapter S (a "Subchapter S corporation") of the Internal Revenue Code of 1986, as amended (the "Code"). As a result of the Equity Offerings, PLC's status as a Subchapter S corporation will terminate. In connection with tax liabilities of the Company's former Subchapter S shareholders for the portion of 1997 during which the Company was a Subchapter S corporation, the Company expects that it will make distributions to such shareholders to cover their tax liabilities related to the Company.

  The Company's Canadian business is operated by Pierce Leahy Command Company ("PLC Command"), a Nova Scotia unlimited liability company. As a result of PLC's status as a Subchapter S corporation prior to the Equity Offerings, all of the capital stock of PLC Command is owned by two limited partnerships. Two separate corporations owned by J. Peter Pierce are the general partner of each partnership, respectively, and the Company has a 99% limited partnership interest in each partnership. Accordingly, the Company has an indirect 99% equity interest in PLC Command.

  The principal executive offices of the Company are located at 631 Park Avenue, King of Prussia, Pennsylvania 19406, and its telephone number is (610) 992-8200.


                              CONCURRENT OFFERING

  Concurrent with the Equity Offerings, the Company is offering, by separate prospectus, $100,000,000 aggregate principal amount of ___% Senior Subordinated Notes due 2007 (the "1997 Notes"). The 1997 Notes are redeemable, at the option of the Company, at any time on or after ___________, 2002, at specified prices plus accrued interest. The Equity Offerings are not conditioned upon the consummation of the offering of the 1997 Notes (the "Notes Offering").

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of __________ shares of Common Stock by the Company in the Equity Offerings, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $78.2 million ($____ million if the U.S. Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $_____ per share. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. The Company expects to use approximately $_______million of the net proceeds of the Equity Offerings to repurchase a portion of the 1996 Notes (as defined below). Under the Indenture for the 1996 Notes, up to an aggregate of $70,000,000 principal amount of the $200,000,000 1996 Notes outstanding may be redeemed by the Company with the net proceeds of the Equity Offerings at 110% of the principal amount plus any accrued but unpaid interest to the date of redemption. The 1996 Notes bear interest at 11-1/8% per annum and are due July 15, 2006. See "Description of Certain Indebtedness--The 1996 Notes." The Notes were issued primarily to retire certain existing indebtedness of the Company under its previous credit facility.

  The net proceeds from the sale of the 1997 Notes, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $96.8 million. The Company expects to use approximately $_____ million of the net proceeds of the Notes Offering to repay outstanding borrowings under the U.S. dollar portion of its Credit Facility. As of March 1, 1997, the effective interest rate on the U.S. dollar portion of the Credit Facility was approximately 7.5%. The borrowings under the Credit Facility which will be repaid by the net proceeds of the sale of the Notes were primarily used to fund the Company's acquisitions in 1996 and the 1997 Acquisitions, including the recent acquisition of RMS. See "Business--Acquisition History and Growth Strategy" and "Business--The 1997 Acquisitions."

  The balance of any net proceeds from the Offerings will be used for general corporate purposes, including possible acquisitions.


                                DIVIDEND POLICY

  The Company does not anticipate paying any cash dividends in the foreseeable future. The current policy of the Company's Board of Directors is to retain any earnings to support operations and to finance the expansion of the Company's business. In addition, the Credit Facility and the indentures governing the Notes contain provisions limiting the Company's ability to pay cash dividends on the Common Stock. See "Description of Certain Indebtedness."

          Prior to the Offerings, the Company has been taxed as a Subchapter S corporation and has made distributions to its former Subchapter S shareholders with respect to taxes related to the Company. After the Equity Offerings, the Company will no longer be taxed as a Subchapter S corporation. The Company will, however, make distributions to its former Subchapter S shareholders with respect to any taxes related to the Company during the period it was taxed as a Subchapter S corporation.

                                    DILUTION

  The deficit in net tangible book value of the Company as of December 31, 1996 (after giving effect to the Stock Recapitalization) was $123.0 million or ($________) per share. Deficit in net tangible book value per share represents the amount by which the Company's liabilities exceeds its tangible assets, divided by the number of shares of Common Stock then outstanding.

  Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of the ___________ shares of Common Stock offered by the Company in the Equity Offerings and the net tangible book value per share of Common Stock immediately after completion of the Equity Offerings. After giving effect to the sale of the shares of Common Stock offered by the Company and the Notes Offering (assuming an initial public offering price of $____ per share in the Equity Offerings and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and after giving effect to the 1997 Acquisitions), the pro forma net tangible book value of the Company as of December 31, 1996 would have been $_________ million or $_____ per share. This represents an immediate increase in pro forma net tangible book value of $_________ per share to existing shareholders and an immediate dilution in net tangible book value of $__________ per share to purchasers of Common Stock in the Equity Offerings as illustrated in the following table:

     Assumed initial public offering price per share
          Deficit in net tangible book value per share at December 31, 1996 Increase per share attributable to new investors

     Pro forma net tangible book value per share after the Equity Offerings

     Dilution per share to new investors

  The following table sets forth, as of December 31, 1996, the difference between the existing shareholders and new investors (assuming an initial public offering price of $____ per share) with respect to the number of shares owned, the total consideration paid and the average price per share paid to the Company. The table does not give effect to the sale of Common Stock by the Selling Shareholders.


                            Shares Purchased          Total Consideration
                          --------------------     ------------------------     Average Price
                          Number       Percent     Amount           Percent       Per Share
                          ------       -------     ------           -------     -------------
Existing shareholders..                      %     $                      %     $
New investors (1)(2)...
   Total...............
--------------------

(1) Excludes as of December 31, 1996, stock options to purchase a total of _______ shares of Common Stock. To the extent such options are exercised, there may be further dilution to new investors.

(2) Sales by Selling Shareholders in the Equity Offerings will reduce the number of shares held by existing shareholders to _________ or ______% of the total number of shares of Common Stock to be outstanding after the Equity Offerings (________, or __%, if the over-allotment option is exercised in full), and will increase the number of shares held by new investors to ________ or __% of the total number of shares of Common Stock outstanding after the Equity Offerings (________ or _____% if the over-allotment option is exercised in full).

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company as of December 31, 1996 (i) on an actual basis, (ii) on a pro forma basis to give effect to the acquisitions completed to date in 1997 as if they had occurred as of December 31, 1996 and (iii) as further adjusted to give effect to the sale by the Company of ____ shares of Common Stock in the Equity Offerings, the sale of the 1997 Notes in the Notes Offering and the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and the other information included elsewhere in this Prospectus (amounts in thousands):

                                                                                       As of December 31, 1996
                                                                    -----------------------------------------------------------
                                                                                            Pro Forma
                                                                                            for 1997
                                                                         Actual            Acquisitions           Pro Forma
                                                                    -----------------    -----------------    -----------------
                   Cash                                             $           1,254    $           1,277    $          75,785
                                                                    =================    =================    =================

                   Senior credit facility                           $           5,327    $          23,492    $             --
                   11 1/8 % Senior subordinated notes due 2006                200,000              200,000              130,000
                   __% Senior subordinated notes due 2007                         --                   --               100,000
                   Seller notes                                                 7,600                7,600                7,600
                   Other indebtedness                                           4,496                4,878                4,878
                   Less - Current portion                                      (7,776)              (7,870)              (7,776)
                                                                    -----------------    -----------------    -----------------

                              Total long term debt (a)                        209,647              228,100              234,702
                                                                    -----------------    -----------------    -----------------

                   Preferred stock (b)                                            --                   --                   --
                   Common stock (c)                                               --                   --                78,200
                   Additional paid-in capital                                     --                   --                   --
                   Accumulated deficit (d)                                    (25,438)             (25,438)             (38,113)
                                                                    -----------------    -----------------    -----------------

                              Total shareholders' equity (deficit)            (25,438)             (25,438)              40,087
                                                                    -----------------    -----------------    -----------------

                              Total capitalization                  $         184,209    $         202,662    $         274,789
                                                                    =================    =================    =================


(a) See Note 6 of the Notes to Financial Statements for information concerning the Company's debt obligations.

(b) In connection with the Recapitalization, the Company authorized ___ shares of undesignated Preferred Stock.

(c)        Actual outstanding Common Stock consists of Class A and Class B
           Common Stock.

(d) Does not include a charge that will occur in the quarter in which the Offerings are completed of approximately $___(pretax) for the write-off of the estimated unamortized compensation expense associated with options granted on January 1, 1997, due to the acceleration of vesting upon the completion of the Offerings.

                           PRO FORMA FINANCIAL DATA

The unaudited pro forma condensed consolidated balance sheet as of December 31, 1996 gives effect to, among other things, the Offerings and the businesses acquired by the Company in 1997 to date, as if they occurred on December 31, 1996. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1996 gives effect to, among other things, the Offerings, the acquisitions of businesses completed in 1996 for periods prior to their acquisition by the Company and the results of operations of the acquisitions completed in 1997 to date, as if they occurred on January 1, 1996. The Offerings, the acquisitions completed in 1996 and 1997 to date and certain management assumptions and adjustments are described in the accompanying notes hereto. The unaudited pro forma condensed consolidated balance sheet and statement of operations should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, as of December 31, 1996 and for each of the three years in the period ended December 31, 1996, appearing elsewhere in this Prospectus.

The unaudited Pro Forma Condensed Consolidated Balance Sheet at December 31, 1996 and the unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 assumes the completion of the Notes Offering and the application of the net proceeds therefrom. The consummation of the Equity Offerings is not conditioned upon consummation of the Notes Offering.

The Company has signed a definitive agreement to purchase Records Management Services, Inc. for approximately $62,000. The acquisition is subject to due diligence and customary conditions. The unaudited Pro Forma Condensed Consolidated Balance Sheet at December 31, 1996 and the unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 do not contain adjustments to reflect this pending acquisition.

                              PIERCE LEAHY CORP.
                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1996

                            (dollars in thousands)



                                                                             Pro Forma
                                                                              For 1997          Adjustments
                                                        Completed 1997       Completed            From the
                                         Actual        Acquisitions (a)     Acquisitions         Offerings          Pro Forma
                                      ------------    ----------------    ----------------    ---------------    --------------
           ASSETS
           ------
CURRENT ASSETS:
    Cash                              $     1,254     $          23       $      1,277        $    175,000  (b) $    75,785
                                                                                                   (93,492) (b)
                                                                                                    (7,000) (c)
    Accounts receivable                    17,828               667             18,495                --             18,495
    Inventories                               611               --                 611                --                611
    Prepaid expenses and other                688                48                736                --                736
    Deferred income taxes                                                                            3,900  (c)
                                              --                --                 --                2,000  (d)       5,900
                                      -----------     -------------       ------------        ------------      -----------
       Total current assets                20,381               738             21,119              80,408          101,527

PROPERTY AND EQUIPMENT, net               113,134             2,289            115,423                --            115,423

OTHER ASSETS, primarily intangibles       101,305            15,904            117,209               3,200  (b)     117,434
                                                                                                    (2,975) (c)
                                      -----------     -------------       ------------        ------------      -----------
                                      $   234,820     $      18,931       $    253,751        $     80,633      $   334,384
                                      ===========     =============       ============        ============      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
---------------------------------------------

CURRENT LIABILITIES:
    Current portion of long-term debt
      and noncompete obligations      $     7,776     $          94       $      7,870        $        (94) (b)  $    7,776
    Accounts payable                        6,757               216              6,973                --              6,973
    Accrued expenses                       20,563                75             20,638                --             20,638
    Deferred revenues                       9,218                93              9,311                --              9,311
                                      -----------     -------------       ------------        ------------       ----------
       Total current liabilities           44,314               478             44,792                 (94)          44,698

LONG-TERM DEBT AND
    NONCOMPETE OBLIGATIONS                209,647            18,453            228,100             100,000  (b)     234,702
                                                                                                   (93,398) (b)

DEFERRED RENT                               2,841              --                2,841                --              2,841

DEFERRED INCOME TAXES                       3,456              --                3,456               8,600  (d)      12,056

SHAREHOLDERS' EQUITY (DEFICIT)            (25,438)             --              (25,438)             78,200  (b)      40,087
                                                                                                    (9,975) (c)
                                                                                                     3,900  (c)
                                                                                                    (6,600) (d)
                                      -----------     -------------       ------------        ------------       ----------
                                      $   234,820     $      18,931       $    253,751        $     80,633       $  334,384
                                      ===========     =============       ============        ============       ==========


        The accompanying notes are an integral part of this statement.

                              PIERCE LEAHY CORP.

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1996

                            (dollars in thousands)

(a) Represents the balance sheets for the businesses acquired by the Company after December 31, 1996 (Security Archives & Storage Company, The Records Center, Data Archives, and Professional Records Storage and Delivery) (see "Business--Acquisition History and Growth Strategy"), after application of the purchase method of accounting. The purchase price of the acquisitions completed in 1997 was $18,453, including transaction costs.

(b) Reflects the sale of _____ shares of Common Stock resulting in estimated net proceeds to the Company of $78,200 (at an assumed public offering price of $__ per share) and net proceeds of $96,800 from the Notes Offering (after deducting underwriting discounts and commissions and estimated offering expenses of $3,200). A portion of the Equity Offerings will be used to redeem $70,000 of the 1996 Notes. The proceeds from the Notes Offering will be used to repay existing senior indebtedness of $5,327 at December 31, 1996 and senior indebtedness of $18,165 incurred in connection with the completed acquisitions.

(c) Represents the payment of the $7,000 (pretax) prepayment penalty to be incurred in connection with the redemption of a portion of the 1996 Notes and the related write-off of $2,975 (pretax) in related unamortized deferred financing costs. This extraordinary charge of $9,975 (pretax) relating to the early extinguishment of debt will be recorded in the quarter in which the redemptions occur. A tax benefit of approximately $3,900 will be recorded for these charges.

(d) The Company operates as a Subchapter S Corporation and will terminate such status upon completion of the Equity Offerings. Upon the change in the Subchapter S status, the Company will record a deferred income tax provision of approximately $6,600 for the tax effect of the differences in the basis of assets and liabilities for financial reporting and income tax purposes. This deferred tax provision will be recorded in the quarter in which the Equity Offerings are completed and the Subchapter S status terminates.

                              PIERCE LEAHY CORP.
           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996

                            (dollars in thousands)


                                                                        Adjustments      Pro Forma
                                                                            for             for
                                                        Completed        Completed       Completed     Adjustments
                                          Actual      Acquisitions(a)   Acquisitions    Acquisitions  From Offerings   Pro Forma
                                        ---------     ---------------   ------------    ------------  --------------   ---------
REVENUES                                $ 129,748       $   21,040       $    --         $ 150,788      $    --        $ 150,788
                                        ---------       ----------       ---------       ---------      ---------      ---------

OPERATING EXPENSES

Cost of sales, excluding
    depreciation and amortization          73,870            9,107          (1,125)(b)      81,852           --           81,852
Selling, general and administrative        20,007            7,194          (2,870)(c)      24,331           --           24,331
Depreciation and amortization              12,869            1,343           1,189 (d)      15,401           --           15,401
Non-recurring charges                       3,254              --              --            3,254           --            3,254
                                        ---------       ----------       ---------       ---------      ---------      ---------

        Total operating expenses          110,000           17,644          (2,806)        124,838           --          124,838
                                        ---------       ----------       ---------       ---------      ---------      ---------

        Operating income                   19,748            3,396           2,806          25,950           --           25,950

INTEREST EXPENSE                           17,225              970           3,987 (e)      22,182          2,468         24,650(f)
                                        ---------       ----------       ---------       ---------      ---------      ---------

        Income before income taxes
          and extraordinary charge          2,523            2,426          (1,181)          3,768         (2,468)         1,300

INCOME TAXES                                  --               --              --              --           1,650(g)       1,650(g)
                                        ---------       ----------       ---------       ---------      ---------      ---------

INCOME (LOSS) BEFORE
    EXTRAORDINARY CHARGE                $   2,523       $    2,426       $  (1,181)      $   3,768      $  (4,118)     $    (350)
                                        =========       ==========       =========       =========      =========      =========






        The accompanying notes are an integral part of this statement.

                              PIERCE LEAHY CORP.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                            (dollars in thousands)

(a) Represents the historical results of operations of acquisitions completed in 1996 for the periods from January 1, 1996 to their dates of acquisition by the Company and the results of operations for 1996 for the acquisitions completed to date in 1997. See "Business--Acquisition and Growth Strategy."

(b) Pro forma adjustments have been made to reduce cost of sales by $1,125 to eliminate specific expenses that would not have been incurred had the acquisitions completed in 1996 and to date in 1997 occurred as of January 1, 1996. Such cost savings relate to (i) the termination of certain employees due to the integration and consolidation of the operations and (ii) a reduction in warehouse rent expense related to facilities the Company has or will vacate or has negotiated changes in lease terms.

(c) Pro forma adjustments have been made to reduce selling, general and administrative expenses by $2,870 to eliminate specific expenses that would not have been incurred had the acquisitions completed in 1996 and to date in 1997 occurred as of January 1, 1996. Such cost savings relate to the termination of certain employees and a reduction in computer and certain other operating costs. Additional cost savings that the Company expects to realize through the integration of the acquisitions into the Company's operations have not been reflected.

(d) A pro forma adjustment has been made to reflect additional depreciation and amortization expense based on the fair market value of the assets acquired, as if the acquisitions completed in 1996 and to date in 1997 occurred as of January 1, 1996. Such depreciation and amortization has been recorded in accordance with the Company's accounting policies as stated in Notes 3 and 4 to the Consolidated Financial Statements. The purchase price allocation may change upon the final appraisal of the fair market value of the net assets acquired. However, management believes that any change in value will not materially impact the amount of depreciation and amortization recorded.

(e) Represents interest expense of $3,987 on debt incurred to finance the acquisitions completed in 1996 and to date in 1997, using an effective annual interest rate of 8.3%.

(f) Reflects interest expense on $200,000 of 1996 Notes at 11 1/8%, $100,000 of 1997 Notes at an assumed rate, net interest expense of $272 on other pro forma indebtedness and amortization of deferred financing costs of $1,238, offset by the elimination of interest expense on $70,000 of the 1996 Notes that will be redeemed from the proceeds of the Equity Offerings and elimination of $322 of related amortization of the deferred financing costs. The redemption of the 1996 Notes will require a prepayment penalty equal to 10% of the portion of the 1996 Notes redeemed and the write-off of deferred financing costs of approximately $2,975, which will be recorded in the quarter in which the redemption occurs and has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations.

(g) The Company operates as a Subchapter S Corporation for income tax purposes and will terminate such status upon completion of the Equity Offerings. The pro forma income taxes represent taxes on pro forma income before income taxes and extraordinary charge after addback of all pro forma non-deductible expenses of approximately $2,600, at an assumed effective rate of approximately 42%.

          SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED STATEMENTS OF
                   OPERATIONS, OTHER DATA AND BALANCE SHEETS

The following selected consolidated statements of operations and balance sheets, insofar as it relates to each of the five years in the period ended December 31, 1996, have been derived from the Consolidated Financial Statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The report of Arthur Andersen LLP with respect to the Company's Consolidated Financial Statements for the years ended December 31, 1994, 1995 and 1996 appears elsewhere in this Prospectus.

The following selected pro forma statements of operations, other data and balance sheets give effect to, among other things, the acquisitions completed in 1996 and to date in 1997, the termination of the Company's status as a Subchapter S Corporation for income tax purposes and the impact of the Offerings, as if each of these items had occurred on January 1, 1996 or as of December 31, 1996 in the case of the balance sheets. These items are described in the accompanying notes hereto. The pro forma information should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto as of December 31, 1996 and for the three years in the period then ended, appearing elsewhere in this Prospectus. This pro forma information is not necessarily indicative of the results that would have occurred had the acquisitions, the Subchapter S Corporation termination and the Offerings been completed on the dates indicated or the Company's actual or future results or financial position.

The information set forth below should be read in conjunction with the Pro Forma Condensed Consolidated Financial Statements, the Company's Consolidated Financial Statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

The Company has signed a definitive agreement to purchase Records
Management Services, Inc. for approximately $62,000. The acquisition is subject to due diligence and customary conditions. The unaudited Pro Forma Condensed Consolidated Balance Sheet at December 31, 1996 and the unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 do not contain adjustments to reflect this pending acquisition.

          SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED STATEMENTS OF
                   OPERATIONS, OTHER DATA AND BALANCE SHEETS

                             (dollars in thousands)


                                                                                    Year Ended December 31,
                                                      ---------------------------------------------------------------------------
                                                                                                                        Pro Forma
                                                         1992         1993         1994         1995         1996        1996(a)
                                                      ----------   ----------   ----------   ----------   ----------   ----------

Statement of Operations Data:
Revenues
    Storage                                           $    37,633  $   42,122   $   47,123   $   55,501   $   75,900   $   88,351
    Service and storage material sales                     25,202      31,266       35,513       39,895       53,848       62,437
                                                       ----------  ----------   ----------   ----------   ----------   ----------
     Total revenues                                        62,835      73,388       82,636       95,396      129,748      150,788
Cost of sales, excluding depreciation and
    amortization                                          39,702       45,391       49,402       55,616       73,870       81,852
Selling, general and administrative                        9,012       11,977       15,882       16,148       20,007       24,331
Depreciation and amortization                              5,734        6,888        8,436        8,163       12,869       15,401
Consulting payments to related parties (b)                    --           --          500          500           --           --
Non-recurring charges (c)                                     --           --           --           --        3,254        3,254
                                                      ----------   ----------   ----------   ----------   ----------   ----------
     Operating income                                      8,387        9,132        8,416       14,969       19,748       25,950

Interest expense                                           6,388        6,160        7,216        9,622       17,225       24,650
                                                      ----------   ----------   ----------   ----------   ----------   ----------
     Income before income taxes and extraordinary
     charge                                                1,999        2,972        1,200        5,347        2,523        1,300
Income taxes                                                  --           --           --           --           --        1,650(e)

Extraordinary charge (d)                                      --        9,174        5,991        3,279        2,015           --
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)                                          1,999       (6,202)      (4,791)       2,068          508         (350)
Accretion (cancellation) of redeemable warrants               --         (746)          16          889        1,561           --
                                                      ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) applicable to Common
  shareholders                                        $    1,999   $   (5,456) $    (4,807)  $    1,179   $   (1,053)  $     (350)
                                                      ==========   ==========   ==========   ==========   ==========   ==========
Pro forma data (unaudited):
    Pro forma adjustment for income taxes                                                                 $    1,659(e)
                                                                                                          ==========
    Historical income before extraordinary charge,
       as adjusted for pro forma income taxes                                                             $      864
                                                                                                          ==========
    Historical income before extraordinary charge
       per Common share, as adjusted for pro forma
       income taxes                                                                                       $         (f)
                                                                                                          ==========
    Historical net loss applicable to Common
       shareholders, as adjusted for pro forma
       income taxes                                                                                       $   (1,958)
                                                                                                          ==========
    Historical net loss applicable to Common
       shareholders per Common share, as adjusted
       for pro forma income taxes                                                                         $          (f)
                                                                                                          ==========

    Shares used in computing per share amounts
                                                                                                          ==========
    Pro forma net loss applicable to Common
       shareholders per Common share                                                                                   $        (g)
                                                                                                                        =========
    Pro forma shares used in computing per share
       amount
                                                                                                                        =========

          SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED STATEMENTS OF
             OPERATIONS, OTHER DATA AND BALANCE SHEETS (CONTINUED)

                             (dollars in thousands)

Other Data:

Total revenue growth rate                            12.9%          16.8%         12.6%          15.4%         36.0%         58.1%
Operating income (before non-recurring
    charges) margin                                  13.3%          12.4%         10.2%          15.7%         17.7%         19.4%
EBITDA (h)                                        $ 14,121      $  16,020      $ 17,352     $   23,632     $  35,871     $  44,605
EBITDA margin                                        22.5%          21.8%         21.0%          24.8%         27.7%         29.6%
Capital expenditures (i)                          $  5,565      $   5,827       $ 6,352     $   16,288     $  23,493           --
Cubic feet of storage under management at
    end of period (000s)                            16,248         19,025        22,160         29,523        40,410        47,191

                                                                                 Year Ended December 31,
                                                 ---------------------------------------------------------------------------------
                                                                                                                            Pro
                                                     1992          1993           1994         1995          1996        Forma (j)
                                                 -----------   -----------    -----------  ------------   -----------   ----------
Balance Sheet Data:
Working capital (deficit)                         $ (11,656)    $  (9,143)     $  (5,202)    $  (8,139)   $  (23,933)    $  56,829
Total assets                                         65,869        74,621         79,746       131,328       234,820       334,384
Total debt (including redeemable warrants)           55,027        69,736         77,683       120,071       217,423       242,478
Shareholders' equity (deficit)                       (9,028)      (14,508)       (19,341)      (18,201)      (25,438)       40,087

           NOTES TO SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED
            STATEMENTS OF OPERATIONS, OTHER DATA AND BALANCE SHEETS

(a) Gives effect to the (i) acquisitions completed in 1996 and to date in 1997, (ii) termination of the Company's status as a Subchapter S Corporation and (iii) impact of the Offerings, as if each of these items had occurred on January 1, 1996. See "Pro Forma Financial Data" and Note 2 of the Notes to Consolidated Financial Statements. Upon the change in the status as a Subchapter S Corporation, the Company will record a deferred income tax provision of approximately $6.6 million for the tax effect of differences in the basis of assets and liabilities for financial reporting and income tax purposes. This deferred income tax provision has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations. Also not reflected in the Pro Forma Condensed Consolidated Statement of Operations is the extraordinary charge for the early extinguishment of a portion of the 1996 Notes that will occur in the quarter in which the redemptions occur (see (d) below) and a charge of approximately $__ (pretax) for the write-off of the estimated unamortized compensation expense associated with options granted on January 1, 1997, due to the acceleration of vesting upon the completion of the Offerings.

(b)   Represents aggregate payments made to eight Pierce family members.

(c) Represents non-recurring charges in 1996 of $2.8 million paid to a related party partnership to assume the partnership's position in certain leases with third parties and of $.5 million for the establishment of an annual pension for Leo W. Pierce, Sr. and his spouse.

(d) Represents loss on early extinguishment of debt due to refinancings in 1993, 1994, 1995 and 1996. Amounts include write-off of unamortized deferred financing costs and discount, along with prepayment penalties and other costs. A similar charge for the early extinguishment of a portion of the 1996 Notes of approximately $10.0 million (pretax), or $__ per share, will occur in the quarter in which the redemptions occur. Such charge has not been reflected in the Pro Forma Condensed Consolidated Statement of Operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(e) The Company has been taxed as a Subchapter S Corporation. Such status terminates upon completion of the Equity Offerings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

(f) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of historical net loss per share as adjusted for pro forma income taxes. Excluding the non-recurring charges incurred in 1996, pro forma net income and net income per share as adjusted for income taxes would have been $___ and $____,respectively.

(g) Excluding the non-recurring charges incurred in 1996, pro forma net income and net income per share would have been $___ and $____, respectively.

(h) "EBITDA" is defined as net income (loss) before interest expense, taxes, depreciation and amortization, consulting payments to related parties, non-recurring charges, and extraordinary charge. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating records management companies. Moreover, substantially all of the Company's financing agreements, including the Notes, contain covenants in which EBITDA is used as a measure of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP and the Company's sources and applications of cash flows.

(i) Capital expenditures for 1996 are comprised of $11.0 million for new shelving, $4.0 million for leasehold and building improvements, $3.8 million for new facility purchases and related improvements, $2.9 million for data processing and $1.8 million for the purchase of transportation, warehouse and office equipment. Of the total 1996 capital expenditures, management estimates that approximately $2.5 million was for upgrading and restructuring of existing facilities to accommodate growth or for maintenance capital expenditures. The 1996 capital expenditures do not include $11.0 million paid for real estate and other assets acquired from related parties (see Note 10 of Notes to the Consolidated Financial Statements).

(j) Gives effect to the (i) acquisitions completed to date in 1997, (ii) termination of the Company's Subchapter S Corporation status upon completion of the Equity Offerings and (iii) impact of the Offerings, if each of these items had occured on December 31, 1996. See "Pro Forma Financial Data," "The Equity Offerings," "Use of Proceeds" and Note 2 to Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

  The Company is the largest archive records management company in North America, as measured by its 47.5 million cubic feet of records currently under management. The Company's operations date to 1957 when its predecessor company, L.W. Pierce Co., Inc., was founded to provide filing systems and related equipment to companies in the Philadelphia area. The Company expanded primarily through internal growth until 1990, when it acquired Leahy Business Archives which effectively doubled its size. Since 1992, the Company has pursued an expansion strategy combining growth from new and existing customers with the completion and successful integration of 26 acquisitions through 1996 and the completion of five acquisitions since January 1, 1997. The Company's ability to pursue this acquisition strategy was substantially enhanced by the implementation of the PLUS(R) system which began at the end of 1993 and was completed in the beginning of 1995, and the expansion of the Company's credit facilities beginning in 1994.

  The Company has experienced significant growth in its revenues and operating income as a result of its successful expansion and acquisition strategy. During the five-year period ended December 31, 1996, revenues increased from $62.8 million to $129.7 million, representing a compound annual growth rate of 19.9%. The Company has also made substantial investments in its facilities and management information systems, the benefits of which are now being realized through economies of scale and increased operating efficiencies. The Company's operating income as a percentage of total revenues improved from 13.3% in 1992 to 15.2% in 1996 (17.7% excluding the non-recurring charges in 1996), while operating income increased from $8.4 million in 1992 to $19.7 million in 1996 ($23.0 million excluding the non-recurring charges in 1996). This increase represents a compound annual growth rate of 23.9% as reported and 28.7% excluding the non-recurring charges incurred in 1996. As the Company's volume of business grows, the Company believes its substantial investment in infrastructure will be amortized over a larger base of business, creating further economies of scale.

  Another tool for measuring the performance of records management companies is EBITDA. Substantially all of the Company's financing agreements, including the Notes, contain covenants in which EBITDA is used as a measure of financial performance. However, EBITDA should not be considered an alternative to operating or net income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's performance or to cash flow from operations (as determined in accordance with GAAP) as a measure of liquidity. The Company's EBITDA as a percentage of total revenues improved from 22.5% in 1992 to 27.7% in 1996, while EBITDA increased from $14.1 million in 1992 to $35.9 million in 1996, representing a compound annual growth rate of 26.3%.

  The following table illustrates the growth in stored cubic feet from existing customers, new customers and acquisitions from 1992 through 1996:

               Net Additions of Cubic Feet of Storage by Category
                           (cubic feet in thousands)

                                               Year Ended December 31,
                                    -----------------------------------------------
                                     1992     1993     1994       1995        1996
                                     ----     ----     ----       ----        ----
Additions of Cubic Feet:
   New Customer Accounts(a).......     995    1,494    1,038    2,018       2,994
   Existing Customer Accounts(b)..   1,101    1,166    1,657      722(c)      962(c)
   Acquisitions...................     294      117      440    4,623       6,931
                                    ------   ------   ------   ------      ------
   Total..........................   2,390    2,777    3,135    7,363      10,887
% Increase From:
   New Customer Accounts(a).......       7%       9%       5%       9%         10%
   Existing Customer Accounts(b)..       8%       7%       9%       3%(c)       3%(c)
   Acquisitions...................       2%       1%       2%      21%         24%
                                    ------   ------   ------   ------      ------
       Total......................      17%      17%      16%      33%         37%
Cubic Feet Under Management:
   Beginning of Period............  13,858   16,248   19,025   22,160      29,523
   End of Period..................  16,248   19,025   22,160   29,523      40,410




--------------
(a) For the first twelve months after the establishment of a customer account, records added to such account are classified as additions to new customer accounts in the period in which they are received.
(b) Net of permanent removals.
(c) Includes effect of a records destruction program of 372,000 and 475,000 cubic feet of records in 1995 and 1996, respectively, for a major customer, as recommended by the Company pursuant to a consulting agreement with the Company.


 Revenues

  The Company's revenues consist of storage revenues (58.5% of total revenues in 1996), and related service and storage material sales revenues (41.5% of total revenues in 1996). The Company provides records storage and related services under annual or multi-year contracts that typically provide for recurring monthly storage fees which continue until such records are permanently removed (for which the Company charges a service fee) and service charges based on activity with respect to such records. The Company's current average monthly storage rate is approximately $0.186 per cubic foot (or $2.23 per year). Permanent removal fees typically range from $2.00 to $5.75 per cubic foot.
Since there are relatively little direct on-going marketing, labor or capital expenditures associated with storing a box of records, recurring storage fees contribute significantly to the Company's operating results.

  While the Company's total revenues have increased at a compound annual growth rate of 19.9% from 1992 to 1996, total revenue per annual average cubic foot during such period has declined 8.4% from $4.17 to $3.82.* The decline is principally attributable to (i) increases in sales to large volume accounts under long-term contracts with discounted rates, which generate lower revenue per cubic foot, but typically generate increased operating income, (ii) renegotiation of contracts with existing customers to provide for longer term contracts at lower rates, and (iii) competition. Declines in revenues per cubic foot have been more than offset by improvements in operating efficiencies and greater productivity as demonstrated by the increase in EBITDA and EBITDA as a percentage of total revenues over the same period.

 Operating Expenses and Productivity

  Operating expenses consist primarily of cost of sales, selling, general and administrative expenses, and depreciation and amortization. Cost of sales are comprised mainly of wages and benefits, facility occupancy costs, equipment costs and supplies. The major components of selling, general and administrative expenses are management, administrative, marketing and data processing wages and benefits and also include travel, communication and data processing expenses, professional fees and office expenses.

  In recent years, the Company has undertaken several steps to reduce operating expenses, particularly labor and facility occupancy costs, which are its two highest cost components. From 1992 to 1996, annual operating expenses (before depreciation, amortization and consulting payments) per average annual cubic foot declined 14.8% from $3.24 to $2.76.

  The installation of the PLUS(R) system (which took approximately five years and over $8 million to develop and implement and an additional $2.1 million to upgrade and expand capacity) has significatly reduce the Company's labor requirements by streamlining administrative and wharhouse work proceses, thereby reducing the labor required to process customer orders. The PLUS(R) system also has increased the speed at which the Company can obtain labor efficiencies when acquiring new records management companies, which in conjunction with the Company's centralized corporates administrative functions, has generally enabled the company to integrate several acquisition sites concurrently and to reduce the workforce of acquired businesses by at least 20%.

The following table illustrates the Company's improvement in labor productivity from 1992 to 1996:

                        Analysis of Labor Productivity

                                                                                             Pro Forma
                                                  1992     1993     1994     1995    1996    1996(a)
                                                  ----     ----     ----     ----    ----    ---------
Cubic Feet Under Management Per Employee(b)..     19,961   23,033   24,405   24,521  26,021    26,135
EBITDA Per Employee(c).......................    $18,162  $19,537  $20,014  $22,379 $26,021   $27,676
Number of Employees at End of Period.........        814      826      908    1,204   1,553     1,607

-----------------------

(a) Pro forma cubic feet under management is equal to (i) cubic feet of records under management as of December 31, 1996, plus (ii) the number of cubic feet of records added upon the closing of each of the 1997 Acquisitions. Pro forma number of employees equals (a) the actual number of employees as of the end of 1996, plus (b) the number of employees added as a result of the 1997 Acquisitions, less (c) thenumber of employees from (b) that were eliminated in the Company's pro forma calculations, See Note (2) to Notes to Pro Forma Condensed Consolidated Statement of Operations. Pro forma EDITDA gives effect to the 1997 Acquisitions, the acquisitions completed in 1996, the Offerings and the application of the net proceeds therefrom, as if each had occurred oa of January 1, 1996. Sec "Use of Proceeds" and "Pro Forma Financial Data."
(b) Based on end of period cubic footage under management and end of period number of employees.
(c) Based on the average of the number of employees at the beginning and end of period.

    The Company has begun to operate in larger, more efficient regional facilities in some areas which generate economies of scale in both labor and facility occupancy costs, For example, in 1995 the Company secured two new facilities, one in New Jersey and one in Massachusetts, which expanded the Company's storage capacity by 17 million cubic feet. The Company is in the process of consolidating certain individul warehouses into these facilities and anticipates realizing further economics of scale as its consolidates other warehouses over the next two or three


-----------------------
   *For periods through 1994, average cubic feet is the average of cubic feet at the beginning and the end of the period; for periods beginning on or after January 1, 1995, average cubic feet is the average of the cubic feet at the end of each month in such period.

years as existing leases expire. This added capacity is expected to satisfy the Company's growth requirements in its Northeast region for several years. The Company intends to pursue this consolidation strategy, when feasible, in other locations. Primarily as a result of the new facilities in New Jersey and Massachusetts, warehouse utilization has declined to approximately 64% at the end of 1996 from historical levels of 70% to 80%. Increases in utilization rates at existing facilities generally result in increased operating income because of the relatively minimal incremental operating costs associated with such increased utilization.

  The Company's depreciation and amortization charges result primarily from the capital-intensive nature of its business and the acquisitions the Company has completed. The principal components of depreciation relate to shelving, facilities and leasehold improvements, equipment for new facilities and computer systems. Amortization primarily relates to the amortization of intangible assets associated with acquisitions, including goodwill, and to the amortization of client acquisition costs. The Company has accounted for all of its acquisitions under the purchase method. Since the purchase price for records management companies is usually substantially in excess of the fair market value of their assets, these purchases have given rise to significant goodwill and, accordingly, significant levels of amortization. Although amortization is a non-cash charge, it does decrease reported net income.

Capital Expenditures and Client Acquisition Costs

  The majority of the Company's capital expenditures are related to expansion. The largest single component is the purchase of shelving which is directly related to the addition of new records. The marginal cost of adding a cubic foot of storage capacity in an existing facility is approximately $2.60, of which approximately $2.00 is attributable to shelving costs. Shelving has a relatively long life and rarely needs to be replaced. The remaining $.60 is attributed to the installation of lighting and security systems and other storage related modifications. Most of the Company's storage facilities (both in number and square feet) are leased, but the Company will purchase facilities on an opportunistic basis. The Company's data processing capital expenditures are also largely related to growth.

  In 1996, capital expenditures of $23.5 million consisted of $11.0 million for new shelving, $4.0 million for leasehold and building improvements, $3.8 million for new facility purchases and related improvements, $2.9 million for data processing, and $1.8 million for the purchase of transportation, warehouse and office equipment. Of the total 1996 capital expenditures, management estimates that approximately $2.5 million was for maintenance capital expenditures.

  In addition, in August 1996 in connection with the offering of the 1996 Notes, the Company purchased certain real estate interests and other assets from affiliates for $14.8 million, of which $11.0 million was for the purchase of facilities.

  In connection with the acquisition of new large volume accounts, the Company often incurs client acquisition costs, primarily sales commissions and move-in costs. Client acquisition costs are capitalized and amortized over six years. In 1996, the Company incurred $6.5 million of client acquisition costs. Amortization of client acquisition costs amounted to $1.7 million in 1996.

 Extraordinary Charge

  To provide capital to fund its growth oriented business strategy, the Company has incurred substantial indebtedness. The Company has completed several expansions of its credit facilities, primarily utilizing bank debt, which have resulted in one-time charges including the repurchase of warrants and the write-off of deferred financing costs of $6.0 million, $3.3 million and $2.0 million in 1994, 1995 and 1996, respectively.

  In connection with the use of the proceeds from the Equity Offerings, the Company will incur a prepayment penalty of $7.0 million (pretax) to redeem a portion of the 1996 Notes. In addition, approximately $3.0 million (pretax) of unamortized deferred financing costs will be written off. This extraordinary charge of approximately $10.0 million (pretax) will be recorded in the quarter in which the redemption occurs. Upon the completion of the

Equity Offerings, the Company's status as a Subchapter S corporation will terminate and a deferred income tax provision of approximately $6.6 million will be recorded. In addition, due to the acceleration of the vesting of certain options which will occur upon the completion of the Equity Offerings, the Company will also record a charge of approximately $___ for the estimated unamortized compensation expense associated with stock options granted on January 1, 1997 in the quarter in which the Offerings are consummated. See Note
(8) of Notes to Consolidated Financial Statements.

Results of Operations

  The following table sets forth, for the periods indicated, information derived from the Company's consolidated statements of operations, expressed as a percentage of revenue. There can be no assurance that the trends in revenue growth or operating results shown below will continue in the future.

                                                        Years Ended December 31,
                                                       -------------------------
                                                         1994     1995    1996
                                                        -------  ------  ------
Revenues:
 Storage...............................................  57.0%    58.2%   58.5%
 Service and storage material sales....................  43.0     41.8    41.5
                                                        -----    -----   -----
Total revenues......................................... 100.0    100.0   100.0

Cost of sales, excluding depreciation and amortization.  59.8     58.3    57.0
Selling, general and administrative....................  19.2     16.9    15.4
Depreciation and amortization..........................  10.2      8.6     9.9
Consulting payments to related parties.................   0.6      0.5       0
Non-recurring charges..................................     0        0     2.5
                                                        -----    -----   -----
 Operating income......................................  10.2     15.7    15.2

Interest expense.......................................   8.7     10.1    13.3
                                                        -----    -----   -----
 Income (loss) before extraordinary charge.............   1.5      5.6     1.9
Extraordinary charge...................................   7.3      3.4     1.5
                                                        -----    -----   -----
 Net income (loss).....................................  (5.8%)    2.2%    0.4%
                                                        =====    =====   =====

Other Data:
 EBITDA................................................  21.0%    24.8%   27.7%
 Operating income before non-recurring charges.........  10.2%    15.7%   17.7%

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Total revenues increased from $95.4 million in 1995 to $129.7 million in 1996, an increase of $34.3 million or 36.0%. Revenues from acquisitions represented $25.7 million or 74.9% of this increase, including $16.3 million from a full year of operations of five acquisitions made in 1995 and $9.4 million from a partial year of operations of twelve acquisitions made in 1996. Approximately $8.6 million or 25.1% of the total revenue growth resulted from sales to new customers and increases in cubic feet stored from existing customers.

  Storage revenues increased from $55.5 million in 1995 to $75.9 million in 1996, an increase of $20.4 million or 36.8%. Service and storage material sales revenues increased from $39.9 million in 1995 to $53.8 million in 1996, an increase of $13.9 million or 35.0%.

  The annual average cubic feet stored increased from approximately 25.1 million in 1995 to approximately 34.0 million in 1996, an increase of 35.5% as a result of acquisitions, new customer accounts and growth from existing customer accounts.

  Cost of sales (excluding depreciation and amortization) increased from $55.6 million in 1995 to $73.9 million in 1996, an increase of $18.3 million or 32.8%, but decreased as a percentage of total revenues from 58.3% in 1995 to 57.0% in 1996. The $18.3 million increase was due primarily to increases in wages and benefits resulting from an increased number of employees and to increases in facility occupancy costs associated with the growth in business. The decrease as a percentage of total revenue was due primarily to increased operating and storage efficiencies.

  Selling, general and administrative expenses increased from $16.1 million in 1995 to $20.0 million in 1996, an increase of $3.9 million or 23.9%, and decreased as a percentage of total revenues from 16.9% in 1995 to 15.4% in 1996. The decrease as a percentage of total revenues was due to operating efficiencies and the implementation of programs to control and reduce certain administrative expenses. The purchase of certain real estate interests from affiliates in August 1996 contributed $0.9 million to the reduction in cost of sales or 0.7% as a percentage of revenues.

  Depreciation and amortization expenses increased from $8.2 million in 1995 to $12.9 million in 1996, an increase of $4.7 million or 57.7%, and increased as a percentage of total revenues from 8.6% in 1995 to 9.9% in 1996. This increase was the result of increased capital expenditures for shelving and improvements to record management facilities and information systems and the amortization of goodwill from the Company's acquisitions.

  The Company incurred non-recurring charges of $3.3 million in 1996 in connection with the assumption of leasehold interests in certain facilities from affiliated parties and with the establishment of a pension for L.W. Pierce, Sr. See "Management--Compensation Committee Interlocks and Insider Participation."

  As a result of the foregoing factors, excluding the non-recurring charges in 1996, operating income increased from $15.0 million in 1995 to $23.0 million in 1996, an increase of 53.7%, and increased as a percentage of total revenues from 15.7% in 1995 to 17.7% in 1996. The increase reflected the growth in the Company's business, economies of scale and increased operating efficiencies.

  Interest expense increased from $9.6 million in 1995 to $17.2 million in 1996, an increase of $7.6 million or 79.0%, due primarily to higher levels of indebtedness. The Company recorded extraordinary charges of $3.3 million in 1995 and $2.0 million in 1996 related to the early extinguishment of debt as a result of refinancing and expanding its existing credit agreement in 1995 and again in 1996.

  As a result of the foregoing factors, net income was $0.5 million in 1996 compared to net income of $2.1 million in 1995.

  EBITDA increased from $23.6 million in 1995 to $35.9 million in 1996, an increase of $12.3 million or 51.8%, and increased as a percentage of total revenues from 24.8% in 1995 to 27.7% in 1996. The increase as a percentage of the total revenues reflected growth in the Company's business, economies of scale and increased operating efficiencies.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Total revenues increased from $82.6 million in 1994 to $95.4 million in 1995, an increase of $12.8 million or 15.4%. Almost one-half of the total revenue growth resulted from sales to new customers and increases in cubic feet stored from existing customers, partially offset by the reduction of records of a major customer pursuant to a records destruction program recommended by the Company pursuant to a consulting agreement with the Company. Five acquisitions completed from February 1995 to October 1995 accounted for $6.6 million (or 51.6%) of the increase.

  Storage revenues increased from $47.1 million in 1994 to $55.5 million in 1995, an increase of $8.4 million or 17.8%. Service and storage material sales revenues increased from $35.5 million in 1994 to $39.9 million in 1995, an increase of $4.4 million or 12.3%.

  The annual average cubic feet stored increased from approximately 20.6 million in 1994 to approximately 25.1 million in 1995, an increase of 21.8% as a result of acquisitions, new customer accounts and growth from existing customer accounts.

  Cost of sales (excluding depreciation and amortization) increased from $49.4 million in 1994 to $55.6 million in 1995, an increase of $6.2 million or 12.6%, but decreased as a percentage of total revenues from 59.8% in 1994 to 58.3% in 1995. The $6.2 million increase was due primarily to increases in storage volume and the associated cost of additional storage capacity. The decrease as a percentage of total revenues was due primarily to increased operating and storage efficiencies, in part reflecting the full implementation of the PLUS(R) system during the first quarter of 1995.

  Selling, general and administrative expenses increased from $15.9 million in 1994 to $16.1 million in 1995, an increase of $0.2 million or 1.7%, and decreased as a percentage of total revenues from 19.2% in 1994 to 16.9% in 1995. The decrease as a percentage of total revenues was due to operating efficiencies and the implementation of programs to control and reduce certain administrative expenses.

  Depreciation and amortization expenses decreased from $8.4 million in 1994 to $8.2 million in 1995, a decrease of $0.2 million or 3.2%, and decreased as a percentage of total revenues from 10.2% in 1994 to 8.6% in 1995. This decrease, both in dollars and as a percentage of total revenues, was due primarily to the Company's revision of the estimated useful lives of certain long-term assets, effective January 1, 1995, to more accurately reflect the estimated economic lives of the related assets and to be more in conformity with industry practices. The aggregate effect of adopting these revised lives was to decrease amortization and depreciation expense by approximately $4.9 million. This change more than offset what would have been an increase in depreciation charges resulting from capital expenditures for shelving and improvements to records management facilities and information systems and the amortization of goodwill from the Company's acquisitions.

  As a result of the foregoing factors, operating income increased from $8.4 million in 1994 to $15.0 million in 1995, an increase of 77.9%, and increased as a percentage of the total revenues from 10.2% in 1994 to 15.7% in 1995. The increases reflect the growth in the Company's business, economies of scale and increased operating efficiencies.

  Interest expense increased from $7.2 million in 1994 to $9.6 million in 1995, an increase of $2.4 million or 33.3%, due primarily to higher levels of indebtedness. The Company recorded extraordinary charges of $6.0 million in 1994 and $3.3 million in 1995 related to the early extinguishment of debt as a result of refinancing and expanding its then existing credit agreement in 1994 and again in 1995.

  As a result of the foregoing factors, net income was $2.1 million in 1995 compared to a net loss of $4.8 million in 1994.

  EBITDA increased from $17.4 million in 1994 to $23.6 million in 1995, an increase of $6.2 million or 36.2%, and increased as a percentage of total revenues from 21.0% in 1994 to 24.8% in 1995. The increase as a percentage of total revenues reflected growth in the Company's business, economies of scale and increased operating efficiencies.

Liquidity and Capital Resources

  The Company's primary sources of capital have been cash flows from operations and borrowings under various revolving credit facilities and other senior indebtedness. Historically, the Company's primary uses of capital have been acquisitions, capital expenditures and client acquisition costs.

  The net proceeds from the Equity Offerings will be primarily used to redeem a portion of the 1996 Notes, and the net proceeds of the Notes Offering will be primarily used to repay outstanding amounts under the Credit Facility. The result of the use of proceeds from the Offerings will be to reduce the Company's leverage and improve its financial flexibility. As of December 31, 1996, on a pro forma basis after giving effect to the acquisitions completed to date in 1997, the Offerings and the estimated use of the net proceeds therefrom, the Company's consolidated indebtedness would have been approximately $242.5 million. As of December 31, 1996, the Company's consolidated indebtedness was $217.4 million, and adjusted for the acquisitions completed to date in

1997, the Company's consolidated indebtedness would have been $236.4 million. The Company believes that future cash flows from operations, together with borrowings under the Credit Facility and any net proceeds of the Offerings not used to repay indebtedness, will be sufficient to fund future working capital needs, capital expenditure requirements and debt service requirements of the Company for the foreseeable future.

  Capital Investments

  For 1994, 1995 and 1996, capital expenditures were $6.4 million, $16.3 million and $23.5 million, respectively, and client acquisition costs were $1.9 million, $2.2 million and $6.5 million, respectively. Capital expenditures for 1996 were comprised of $11.0 million for new shelving, $4.0 million for leasehold and building improvements, $3.8 million for new facility purchases and related improvements, $2.9 million for data processing, and $1.8 million for the purchase of transportation, warehouse and office equipment.

  In addition, in August 1996 in connection with the offering of the 1996 Notes, the Company purchased certain real estate interests and other assets from affiliates for $14.8 million, of which $11.0 million was for the purchase of facilities.

  In 1997, the Company expects its aggregate capital expenditures will approximate $30 million. Of this amount, approximately $10 million is expected to be related to the purchase of facilities. Of the remaining $20 million, over 85% is anticipated to be growth related, principally for shelving for new records.

  Acquisitions

  In order to capitalize on industry consolidation opportunities, the Company has actively pursued acquisitions since the beginning of 1994, which has significantly impacted liquidity and capital resources. From 1994 to 1996, the Company acquired 21 records management companies for an aggregate cash purchase price of $104.3 million. Since the beginning of 1997, the Company has made five acquisitions for an aggregate cash purchase price of $80.5 million. The Company has historically financed its acquisitions with borrowings under its credit agreements and the 1996 Notes and with cash flows from existing operating activities. In the past, the Company has relied solely upon cash as consideration for its acquisitions; however, following the Offerings, the Company may also use equity securities or a combination of cash and equity securities to purchase other records management companies.

  To the extent that future acquisitions are financed by additional borrowings under its Credit Facility or other types of indebtedness, the resulting increase in debt and interest expense could have a negative effect on such measures of liquidity as debt to equity.

  Sources of Funds

  Net cash flows provided by operating activities were $11.0 million, $17.5 million and $26.4 million for 1994, 1995 and 1996, respectively. The $6.5 million increase from 1994 to 1995 was primarily comprised of a $6.9 million increase in net income and a $3.4 million decrease in working capital offset in part by a $2.7 million decline in extraordinary charges. The $8.9 million increase from 1995 to 1996 was primarily comprised of a $4.7 million increase in depreciation and amortization and a $6.8 million decrease in working capital, offset by a $1.6 million decrease in net income and a $1.3 million decline in extraordinary charges.

  Net cash flows used in investing activities were $13.9 million, $51.3 million and $108.8 million for 1994, 1995 and 1996, respectively. The uses of such cash flows were primarily for acquisitions, capital expenditures and client acquisition expenditures detailed above.

  Net cash flows provided by financing activities were $2.8 million, $34.2 million and $82.9 million for 1994, 1995 and 1996, respectively. In 1994, the Company's previous credit facility was expanded to $120.0 million and included a substantial acquisition facility. In 1995, the Company's previous credit facility was expanded to $170.0 million, including a substantial acquisition facility, and provided funds for the acquisition of PLC Command in

Canada. In July 1996, the Company issued $200.0 million of the 1996 Notes and used the net proceeds to retire all of the debt outstanding under the Company's previous credit facility, to purchase certain properties from affiliates of the Company, to redeem stock from a shareholder of the Company, to fund an acquisition and for general corporate purposes. In August 1996, the Company entered into the Credit Facility which provides $100.0 million in U.S. dollar borrowings and Cdn $35.0 million in Canadian dollar borrowings. The Credit Facility contains a number of financial and other covenants restricting the Company's ability to incur additional indebtedness and make certain types of expenditures. Covenants in the Indenture governing the 1996 Notes also restrict borrowings under the Credit Facility. As of December 31, 1996, after giving effect to the 1997 Acquisitions and pro forma for the Offerings and the application of the estimated net proceeds therefrom (at an assumed initial public offering price of $____ per share), the Company could have borrowed $__________ under the Credit Facility. The interest rate on the Credit Facility, pro forma for the Offerings and the 1997 Acquisitions, would have been ___%. Although there can be no assurances, the Company anticipates that subsequent to the Offerings, it will modify its Credit Facility to increase the total availability to $__________ in U.S. dollar borrowings and Cdn $_____________ in Canadian dollar borrowings and to change certain other provisions of the Credit Facility.

  Future Capital Needs

  Management believes that cash flow from operations in conjunction with the net proceeds of the Offerings and borrowings under the Credit Facility will be sufficient for the foreseeable future to meet working capital requirements and to make possible future acquisitions and capital expenditures. Depending on the pace and size of future possible acquisitions, the Company may elect to seek additional debt or equity financing. There can be no assurance that the Company will be able to obtain any future financing, if required, or that the terms for any such future financing would be favorable to the Company.

                                   BUSINESS

General

  The Company is the largest archive records management company in North America, as measured by its 47.5 million cubic feet of records currently under management. The Company operates a total of 152 records management facilities of which 139 are in the United States, serving 58 markets, including the 16 largest U.S. markets. In addition, the Company operates 13 records management facilities in five of Canada's six largest markets.

  The Company is a full-service provider of records management and related services, enabling customers to outsource their data and records management functions. The Company offers storage for all major media, including paper (which has typically accounted for approximately 95% of the Company's storage revenues), computer tapes, optical discs, microfilm, video tapes and X-rays. In addition, the Company provides next day or same day records retrieval and delivery, allowing customers prompt access to all stored material. The Company also offers other data management services, including customer records management programs, imaging services and records management consulting services.

  The Company believes it is the most technologically advanced records management company in the industry by virtue of its Pierce Leahy User Solution(R) (PLUS(R)) computer system. The PLUS(R) system fully integrates the Company's records management, data retrieval and billing functions on a centralized basis through the use of proprietary, real time software. The PLUS(R) system assists the Company in efficiently managing records in multiple locations for national and local customers, rapidly integrating acquisitions of records management companies and maintaining a low-cost operating structure.
The Company serves a diversified group of over 22,000 customer accounts in a variety of industries such as financial services, manufacturing, transportation, healthcare and law. The Company's storage and related services are typically provided pursuant to contracts that include recurring monthly storage fees, which continue until such records are permanently removed (for which the Company charges a fee), and additional charges for services such as retrieval on a per unit basis.

  The Company's revenues and operating income before non-recurring charges (on a pro forma basis as defined herein) for the year ended December 31, 1996 were $150.8 million and $29.2 million, respectively. From 1992 to 1996, the Company's revenues and operating income before non-recurring charges grew at compound annual growth rates of 19.9% and 28.7%, respectively. The Company attributes this growth to the expansion of its business with new and existing customers, which has been primarily driven by the trend towards outsourcing of records management functions by companies and the ongoing consolidation of the fragmented records management industry. The Company has successfully acquired and integrated 26 companies from 1992 to 1996.

  The Company's growth strategy is to expand its business in new and existing markets through (i) targeting new customers, (ii) growing with existing
customers and (iii) continuing its acquisition program.    The Company has
adopted the following approaches to pursue its growth objectives:

  Targeting New Customers. The Company has a dual sales strategy focused on both larger, typically multi-location accounts and smaller accounts, with a dedicated sales force for each. The Company's sales and marketing force has increased from 41 persons at the end of 1995 to 75 persons currently. For large regional and national accounts, the Company believes its national presence, sophisticated systems and low-cost operating structure provide a competitive advantage. These organizations are increasingly outsourcing such noncore activities, which enables their management to focus on their core business and to reduce space requirements and records management costs. For smaller accounts, the Company combines the cost benefits of its centralized systems with quality local service. From 1992 to 1996, the average annual growth rate of cubic feet of storage from new customers was approximately 8%.

  Growing with Existing Customers. The Company services its existing customers through both a centralized customer service organization and local client service representatives. Existing customers typically generate additional records annually which are stored with the Company. From 1992 to 1996, the average annual growth rate of cubic feet of storage from existing customers was approximately 6%.

  Continuing Acquisition Program. The Company believes that the records management industry is highly fragmented and offers substantial opportunity for consolidation. The Company targets potential acquisitions both in the markets it already services and in new markets which it is not yet servicing. From 1992 to 1996, the Company successfully completed and integrated 26 acquisitions, totalling approximately 12.4 million cubic feet of records at the time of acquisition. Since January 1, 1997, the Company has completed five acquisitions, totalling approximately 6.7 million cubic feet of records at the time of acquisition. As a result of its centralized organizational structure and the PLUS(R) system, the Company has been able to rapidly achieve significant economies of scale in its acquisitions. From 1992 to 1996, the average annual growth rate of cubic feet of storage from acquisitions was approximately 10%. See "--Acquisition and Growth Strategy."

  The Company's growth strategy is supported by an operating strategy which emphasizes providing premium standardized services while maintaining a low-cost operating structure. As a result, the Company's operating income before non-recurring charges as a percentage of total revenues increased from 13.3% in 1992 to 17.7% in 1996 and 19.4% in 1996 on a pro forma basis. The Company expects to continue its growth and enhance its position by implementing its strategy based on the following elements:

  Using Sophisticated Centralized Systems to Provide High Quality Service. In tandem with the Company's centralized customer service organization and local field support personnel, the Company utilizes its PLUS(R) system to provide a high and consistent level of service (24 hours a day, seven days a week) to its customers on a national and local basis, including providing its customers with real-time access to the database. Although PLUS(R) is centralized, the system permits local management flexibility through a variety of pre-programmed options to customize the system and enhance its utility to different types of customers. For example, PLUS(R) offers (i) specialized inventory reporting formats (e.g., by insurance policy, law case file number or mortgage file), (ii) specialized invoicing (e.g., to local division with information reporting to the customer's corporate office, and vice versa, and departmental invoicing), (iii) pre-set inventory review dates based on the assigned retention period for a particular class of document and (iv) authorized users with security passwords.

  Maintaining its Position as a Low-Cost Provider through Economies of Scale. The Company strives to remain a low-cost operator through achieving economies of scale in labor, real estate, transportation, computer systems and administrative expenses. The PLUS(R) system allows the Company to enhance the efficiency of its facilities while reducing fixed and operating costs. This system eliminates the need to designate permanent locations for an individual customer's records within a facility, by using sophisticated bar-coding technology which enables records to be stored wherever space is available and to be positioned within the Company's facilities based on retrieval frequency, thereby reducing labor costs. PLUS(R) is similarly valuable in helping to achieve cost savings in acquisitions.

The Records Management Industry

  According to a 1994 study by the Association of Commercial Record Centers (the "ACRC"), an industry trade group with over 500 members, approximately 2,800 companies offer records storage and related services in North America. The Company believes that only 25% of the potential market outsources its records management functions and that approximately 75% is still "unvended," or internally managed. The Company estimates that the North American vended records management industry generates annual revenues in excess of $1.0 billion. Management believes that the industry is highly fragmented, with most industry participants operating on a regional or local basis.

  Saved documents, or records, generally fall into two categories: active and inactive. Active records refer to information that is frequently referenced and usually stored on-site by the originator. Inactive records are not needed for frequent access, but must be retained for future reference, legal requirements or regulatory compliance. Inactive records, which the Company estimates comprise approximately 80% of all records, are the principal focus of the records management industry.

  The Company believes that the records management industry is characterized by the following trends:

  Industry Consolidation.   The records management industry is undergoing a
period of consolidation as larger, better capitalized industry participants acquire smaller regional or local participants. Management believes that consolidation is primarily driven by the needs of large customers for fully integrated coverage and the ability to realize economies of scale, especially with respect to labor, real estate, transportation and computer systems and administrative expenses. Industry consolidation also provides private owners of smaller records management companies the ability to obtain liquidity.

  Movement Towards Outsourcing.    Outsourcing of internal records management
functions represents the largest single source of new business for records management companies. The Company believes that as more organizations become aware of the advantages of professional records management, such as net cost reductions and enhanced levels of service, the records management industry will continue to gain a growing portion of the unvended segment. The Company also believes that the establishment of national providers with well-known brand names will help to accelerate this trend.

  Increasing Production of Paper. Increasingly widespread technologies such as facsimiles, copiers, personal computers, laser printers and advanced software packages have enabled organizations to create, copy and distribute documents more easily and broadly. In spite of new "paperless" technologies (including the Internet and "e-mail"), information remains predominantly paper based. Additionally, the cost of storing records on paper is currently less expensive than the cost of converting paper records to, and storing on, other media (e.g., computer media, imaging, microfilm, CD-Rom and optical disc).

  Expanded Record Keeping Needs.   While technology has augmented the growth of
paper generation, several external forces and concerns have played an important role in organizations' decisions to store and retain access to records. For example, the continued growth of regulatory requirements and the proliferation of litigation has resulted in increased volumes and lengthened holding periods of documents. Retained records are also remaining in storage for extended periods of time because the process of determining which records to destroy is time consuming and often more costly in the short-term than continued storage.

Acquisition History and Growth Strategy

  The Company believes that the consolidation trend occurring in the North American records management industry will continue and that acquisitions will remain an important part of the Company's growth strategy. Acquisitions provide the Company with the ability to expand and achieve additional economies of scale. From 1992 to 1996, the Company successfully completed and integrated 26 acquisitions, totaling approximately 12.4 million cubic feet of records at the time of acquisition. Since January 1, 1997, the Company has completed five acquisitions, totalling approximately 6.7 million cubic feet of records at the time of acquisition. As a result of its substantial acquisition experience, the Company has developed a standardized program through which it integrates acquired companies into its existing infrastructure. In each of these acquisitions, staffing levels were initially reduced with further reductions typically taking place in the following months as general and administrative functions were integrated into the Company's centralized operating system.

  The following table summarizes certain information for each acquisition since 1990:

                                                              Existing/          Date of
Acquisition                      Location                     New Location       Acquisition
-----------                      --------                     ------------       -----------
Leahy Business Archives          Multiple*                    Existing/New       February 1990
Muhlenhaupt Records              Long Island                  Existing           April 1992
 Management
Arcus Data                       New York                     Existing           July 1992
File Away                        Baltimore/Washington, D.C.   Existing           July 1992
Taylor Document                  Richmond                     New                August 1992
Data Management of Tennessee     Nashville                    New                April 1993
Command Records                  Chicago                      Existing           June 1994
Fidelity Archives                Philadelphia                 Existing           July 1994

ProFilers                        Jacksonville                 New                October 1994
Fileminders                      Jacksonville                 New                October 1994
Vital Archives                   New York                     Existing           February 1995
Bestway Archival Services        Miami                        Existing           May 1995
Curtis Archives                  Seattle                      New                August 1995
Command Records Service          Canada**                     New                October 1995
AMK Documents                    Phoenix                      New                October 1995
Brambles (Ottawa Division)       Ottawa                       Existing           March 1996
The File Cabinet                 Atlanta                      Existing           March 1996
File Box                         Austin                       New                April 1996
Security Archives                Dallas                       Existing           May 1996
Archives America of San Diego    San Diego                    New                July 1996
Security Archives of Denver      Denver                       New                August 1996
Data Protection Services         Birmingham                   New                September 1996
Info-Stor                        Calgary                      Existing           October 1996
Archives                         Denver                       Existing           October 1996
InTrust                          Denver, Albuquerque,         Existing/New       October 1996
                                 Colorado Springs, Ft. Wayne
Security Archives of Las Vegas   Las Vegas                    New                October 1996
Records Management               Birmingham                   Existing           December 1996
Security Archives & Storage
 Company                         Wilmington                   Existing           January 1997
The Records Center               Tampa                        Existing           January 1997
Data Archives                    Trenton                      Existing           January 1997
Professional Records             West Palm Beach              Existing           January 1997
 Storage & Delivery
Records Management Services      Multiple***                  Existing/New       March 1997
--------------

  * Los Angeles, Houston, New York, New Jersey, Boston, Connecticut, Chicago, Dallas and Miami/Ft. Lauderdale.
 ** Toronto, Montreal, Vancouver, Ottawa and Calgary.
*** Chicago, Indianapolis, Cincinnati, Los Angeles, Phoenix, Houston, New York and St. Louis.

  The Company's centralized organizational structure and management information systems are essential elements for both the successful integration of acquired records management operations and the ability of the Company to achieve economies of scale. The rapid conversion of an acquired company's records into the PLUS(R) system and the integration of all corporate functions (order processing, accounting, payroll, etc.) into the Company's corporate organization in an efficient, standardized process allows the Company to realize cost savings as a result of reduced labor and overhead costs and improved facility utilization. The Company also believes that its centralized approach permits better quality measurement and control procedures than a decentralized approach to integrating acquisitions. See "Risk Factors--Risks Associated with Acquisitions."

  The Company targets potential acquisitions both in locations it already services (existing markets) and in new areas which it is not yet servicing. Existing market acquisitions typically provide the highest degree of operating leverage as a result of eliminating redundant overhead, such as overlapping delivery runs, and when economically feasible, consolidating with an existing Company facility in the same market. New market acquisitions allow the Company to both expand its business generally and enhance its ability to serve multi-location customer accounts. These acquisitions are typically either the result of following an existing customer into a new location or are on a more opportunistic basis when an attractive acquisition comes to the attention of the Company. Once in the new area, the Company seeks to obtain records from its existing multi-location customers which may have operations in that area. Additionally, operating in the new locations assists the Company's sales force in more effectively targeting new customers in that area.

  In the past, the Company has relied solely upon cash as consideration for its acquisitions; however, following the Offerings, the Company may also use equity securities or a combination of cash and equity securities to purchase other records management companies.

The 1997 Acquisitions

  In January 1997, the Company successfully completed and has subsequently integrated four acquisitions with facilities in Wilmington, Tampa, Trenton and West Palm Beach. On _________, 1997, the Company completed the acquisition of Records Management Services, Inc. with facilities in Chicago, Indianapolis, Cincinnati, Los Angeles, Phoenix, Houston, New York and St. Louis. The aggregate cash consideration paid for the 1997 Acquisitions was approximately $80.5 million.

Description of Services

  The Company's records management services are focused on storage, retrieval and data management of hard copy documents.

 Storage

  Storage revenues have averaged 58% of total revenues during the Company's last five fiscal years. Nearly all of the Company's storage fees are derived from hard copy storage. During 1996, the Company generated 94% of its storage revenues from hard copy storage and 6% from vault storage for special items such as computer tapes, X-rays, films or other valuable items. Storage charges typically are billed monthly on a per cubic foot basis.

  The Company tracks all of its records stored in cartons, from initial pick-up through permanent removal, with the use of its PLUS(R) system. Bar-coded boxes are packed by the customer and transported by the Company's transportation department to the appropriate facility where they are scanned and placed into storage at the locations designated by PLUS(R). At such time, the Company's data input personnel enter the data twice (i.e., double key verifying) to enhance the integrity of the information entered into the system.

  The Company offers secure, climate-controlled facilities for the storage of non-paper forms of media such as computer tapes, optical discs, microfilm, video tapes and X-rays. These types of media often require special facilities due to the nature of the records. The Company's storage fees for non-paper media are higher than for typical paper storage. The Company also provides ancillary services for non-paper records in the same manner as it provides for its hard copy storage operations.

 Service and Product Sales

  The Company's principal services include adding records to storage, temporary removal of records from storage to support a customer's need to review the files, replacing temporarily removed records and permanent withdrawals from storage or destruction of records. Pick-up and delivery of customer records can be tailored to a customer's specific needs and range from standard service (typically requests received by 10:30 a.m. are delivered or picked up that afternoon and requests received by 3:30 p.m. are delivered or picked up the next day) to emergency service (typically within three hours or less). Pick-up and delivery operations are supported by the Company's fleet of over 400 owned or leased vehicles. The Company charges for pick-up and delivery services on a per-unit basis depending on the immediacy of delivery requested.

  A small percentage of the Company's customers manage their records on a file by file basis, allowing the customer direct access and traceability of a specific file (rather than on a box by box basis). The Company provides data entry services to such customers to input the file by file listings into the PLUS(R) system.

  The Company also offers a records destruction service, which provides customers with a secure, controlled program to periodically review and remove records which no longer need to be retained. Although boxes destroyed no longer generate monthly storage fees, the Company charges for the destruction of records and increases its available shelving space as a result. The Company believes its ability to manage destruction programs for customers efficiently through the PLUS(R) system also enhances its ability to attract large accounts.

  In addition to providing traditional storage, customers may contract with the Company to manage their on-site records or file services center. Such management services generally include providing Company personnel to manage the customer's active files (including records storage and tracking) at the customer's facilities, supplemented by off-site storage at the Company's facilities. As part of this service, the Company can use its own internally developed file management software, or maintain the customer's existing system. The Company also provides consulting and other services on an individualized basis, including advisory work for customers setting up in-house records management systems. In addition, the Company sells cardboard boxes and other storage containers to its customers.

Customer Service

  Customer calls are routed into one of the Company's two centralized customer service departments located in the Company's U.S. and Canadian corporate headquarters. Both customer service departments are staffed and can receive customer calls 24 hours a day, seven days a week. The Company currently employs approximately 70 customer service representatives. Routine pick-up and delivery requests are dispatched directly by customer service representatives to local facilities as directed by PLUS(R).

  PLUS(R), in tandem with a centralized order processing organization and local field support personnel, enables the Company to provide a high and consistent level of service (24 hours a day, seven days a week) to its customers in a cost-effective manner. The centralized order entry system allows (i) efficient workload balancing as the daily "peak" call-in periods can be spread over three time zones, (ii) centralized quality control monitoring to increase delivery of consistent and high-quality service, and (iii) the employment of Spanish-speaking customer service representatives whose language skills can serve any of the Company's U.S. customers, primarily for its operations in Florida, Texas and California.

  As a complement to its centralized customer service departments, the Company provides client service representatives to work with existing customers at the local level. In addition to maintaining personal contacts with customers, the local client service representatives help meet the Company's customers' changing records management needs through advice in efficient recordkeeping procedures, and, when appropriate, by offering the sale of additional services.

Management Information Systems

  The Company believes that PLUS(R), its core management information system, is the most sophisticated records management system in the industry, and provides the Company with a significant customer service and cost advantage in attracting and retaining major accounts with records storage needs in multiple locations and acquiring other records management companies. The Company's centralized customer service and billing functions eliminate the need for redundant functions at individual facilities. In addition, the PLUS(R) system enables the Company to offer its customers full life cycle records management, from file creation to destruction, and coordinates inventory control, order entry, billing, material sales, service activity, accounts receivable and management reporting on a centralized basis. PLUS(R) utilizes database technology, proprietary software and extensive bar coding in a flexible, enterprise-wide, client/server environment.

  During 1993, the Company completed an extensive two and one-half year development program and began to install the PLUS(R) system in each of its facilities. The Company invested approximately $8 million in developing PLUS(R), primarily in conjunction with Andersen Consulting, together with input from Hewlett Packard, Racal, Progress and Symbol Technologies. The system has been designed on a modular basis which provides the Company with the ability to expand the system's capacity as its business grows. The Company also has devised certain backups designed to protect against loss of data and computer failures. Company-wide installation of PLUS(R) commenced at the end of 1993 and was completed during the first quarter of 1995. Since initial development, the Company has also invested an additional $2.1 million to upgrade and expand the capacity of the PLUS(R) system and to further increase its functionality.

  Implementation of the PLUS(R) system has improved the Company's operating efficiency by streamlining a number of its daily work processes:

 . PLUS(R) allows the Company real time access to locate each unit of a customer's records, regardless of geographic location, through an enterprise-wide, shared database and to centrally receive and dispatch pick-up and delivery orders to the appropriate location for processing. Management believes that no other records management system in the industry offers such real time access for multiple locations.

 . The PLUS(R) system reduces the number of employees required to handle the inbound/outbound movement of boxes through the use of sophisticated algorithms which allow archive employees to process multiple customer requests in an efficient manner.

 . PLUS(R) facilitates the integration of acquired records management companies in an efficient, standardized process. By converting the acquired company's records into the PLUS(R) system, the Company is able to reduce the labor and overhead costs associated with the acquisition, resulting in cost savings.

 . The PLUS(R) system assists the Company in efficiently utilizing its storage space by eliminating the need for permanent locations for individual records. At any one time, approximately 2% of total cubic feet of records managed by the Company are temporarily returned to customers, freeing up storage space which PLUS(R) enables the Company to use productively. When a box is temporarily returned to a customer, a new box may be placed in the original box's location. Upon return of the original box to the Company, PLUS(R) automatically assigns the box a new location within a facility in the market in which the Company determines to store the box.

    PLUS(R) offers several additional features which enhance the Company's customer support functions. The system is continuously updated when any account activity is undertaken, providing customers with real time access to information regarding box location and retrievals. The PLUS(R) system is flexible and allows the Company to design and implement customized records management solutions for various industries utilizing a set of standardized options. The PLUS(R) system's on-line customer support network allows certain customers to place orders for both records storage and retrieval directly from their own in-house terminals resulting in a more efficient system of records management. PLUS(R) can also perform sophisticated searches to locate inventory items even when the customers do not have the specific number of the box they are seeking. In addition, the Company has recently initiated a trial program, PLUS(R) Link, which is designed to transfer information directly between the Company's centralized database and a customer's local file room.

    In marketing its services, the Company believes it can point to the following direct benefits to a customer of the PLUS(R) system:

    . Through the PLUS(R) system central data base, a customer is able to obtain real time access to any file listing which is stored in any location. In addition to the benefits of immediate access to file listing information, this centralized data base is likely to reduce the time required to locate a file that a client might have stored in one of several locations.

    . With PLUS(R), a file can be retained in any Company warehouse and delivered only if and when it is needed at a specific location. Customers with multiple locations typically do not have large enough records management requirements to justify their own dedicated warehouse in each area. In order to increase the efficiency of warehouse facilities, such companies sometimes require operations in disparate locations to ship their records to a central or a regional warehouse. This process increases the costs as such companies must pay to ship files a substantial distance to inactive storage and incur additional costs, and typically time delay, to subsequently return the files to the initial location.

    . Through utilization of the PLUS(R) system, customers eliminate the need for expensive in-house computer systems and programming support staff to maintain an inventory management system. Companies which store their own records typically cannot achieve the economies of scale available to the Company.

Sales and Marketing

  During the past five years, the Company has invested significant effort in developing its sales and marketing department, which is comprised of 75 employees in the United States and Canada, excluding any additions that may result from the acquisition of RMS. Sales representatives are trained to sell a "total systems approach," in which a customer's records management requirements are surveyed and evaluated in order to determine the file management system which best meets the customer's needs and offer recommendations on how to implement such a system. From 1992 to 1996, the Company's sales representatives secured over 3,600 new customer accounts comprising over 8.5 million cubic feet of records from new accounts.

  The Company's sales and marketing department is divided into five regions:
Northeast; South; Midwest; West; and Canada. The Company's Vice President, Sales and Marketing directs five regional sales managers who are each responsible for one of the regions. In addition, the Company's sales force is divided between sales representatives who focus on large accounts which are frequently multi-location and a recently expanded group of sales representatives who focus on smaller, single-location customers. The sales force is primarily compensated on a commission basis with incentives tied to the Company's sales goals. The Company also uses telemarketing, direct response and print advertising to assist in its marketing programs.

Customers

  The Company serves a diversified group of over 22,000 customers accounts in a variety of industries, including financial services, manufacturing, transportation, healthcare and law. The Company tracks customer accounts, which are based on invoices. Accordingly, depending on how invoices have been arranged at the request of a customer, one customer may have multiple customer accounts. None of the Company's customers accounted for more than 3% of the Company's total revenues during any of the last three years. The Company services all types of customers from small to medium size companies (such as professional groups and law firms that often have one location) to Fortune 500 companies that have operations in multiple locations. The Company provides records management services to approximately one-half of the Fortune 500 companies and has 49 customers with over 100,000 cubic feet of records under management with the Company. Larger companies with multiple locations that have performed their own records management services to date are a principal focus for new customers by the Company. The Company believes that its presence in multiple locations in conjunction with the PLUS(R) system enable it to provide the sophisticated file management services frequently required by such customers.

  The Company's contracts with larger, typically multi-location customers usually provide for an initial term of five or more years, and contracts with other customers typically provide for initial terms of one or two years. Both types of contracts generally provide for annual renewals thereafter (with either party having the right to terminate the contract). Customers are generally charged monthly storage fees until their records are destroyed or permanently removed, for which fees are charged. In addition, services such as file retrieval are separately charged. During 1996, approximately 3% of cubic feet of records under management by the Company were permanently removed (other than as part of an organized records destruction program). The Company believes this relatively low attrition rate is due to a number of factors, including satisfaction with the Company's services as well as the effort and expense of transferring records to another service provider or back in-house.

Facilities

  The Company operates a total of 152 records management facilities of which 139 are in the United States, serving 58 markets, including the 16 largest U.S. markets, and 13 facilities in Canada serving five of Canada's six largest markets. Of the 10.0 million square feet of floor space (representing over 74 million cubic feet of storage capacity) in the Company's records storage facilities, approximately 36% and 64% (40% and 60% on a cubic footage basis) are in owned and leased facilities, respectively. The Company's facilities are located as follows:

                                             Records
                                            Management   Cubic Feet
                  Region                    Facilities  of Capacity
                  ------                    ----------  ------------
United States

  Southern Region.........................       23      7.3 million
    (includes Alabama, Florida,
   Georgia, North Carolina and
   Tennessee)

  Northern Region.........................       47     39.3 million
    (includes Connecticut, Delaware,
    Maryland, Massachusetts, New Jersey,
    New York, Ohio, Pennsylvania and
    Virginia)

  Midwest Region..........................       49     16.1 million
    (includes Colorado, Illinois,
    Indiana, Michigan, Missouri,
    New Mexico and Texas)

  Western Region..........................       20      5.4 million
    (includes Arizona, California,              ---     ------------
    Nevada and Washington)


  Total U.S...............................      139     68.1 million

Canada....................................       13      6.1 million
  (includes Calgary, Montreal, Ottawa,          ---     ------------
  Toronto and Vancouver)


  Total...................................      152     74.2 million
                                                ===     ============


  In response to certain opportunities that arose, the Company has made significant new facility investments, substantially increasing the Company's available storage capacity in its Northeast region. During 1995, the Company purchased a storage facility in New Jersey with 12 million cubic feet of storage capacity and leased (with an option to purchase) a storage facility in Massachusetts with five million cubic feet of storage capacity. The Company is in the process of consolidating certain individual warehouses into these facilities and will consolidate other warehouses over the next two or three years as existing leases expire. The addition of these facilities provides the Company with substantial excess storage capacity in such region and is expected to satisfy the Company's facility expansion requirements in its Northeast region for several years. The Company intends to consolidate facilities in other locations when appropriate. Primarily as a result of the new facilities in New Jersey and Massachusetts, warehouse utilization has declined to approximately 64% from historical levels of 70% to 80%.

Competition

  The Company competes with numerous records management companies in all geographic areas in which it operates. The Company believes that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology, and believes that it generally competes effectively based on these factors. Management believes that, except for Iron Mountain Incorporated, all of these competitors have records management revenues significantly lower than those of the Company. The Company believes that the trend towards consolidation in the industry will continue and the Company also faces competition in identifying attractive acquisition candidates. In addition, the Company faces competition from the internal document handling capability of its current and potential customers.

  The substantial majority of the Company's revenues are derived from the storage of paper records and from related services. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microforms, audio/video tape, film, CD-Rom and optical disc. Management believes that conversion of paper documents into these smaller storage media is currently not cost-effective for inactive records, primarily due to the high labor cost of preparing and converting the documents for imaging.

Employees

  As of December 31, 1996, the Company had 1,553 employees, including 209 employees in Canada. None of the Company's employees is covered by a collective bargaining agreement. Management considers its employee relations to be good.

Insurance

  The Company carries comprehensive property insurance covering replacement costs of real and personal property. Subject to certain limitations and deductibles, such policies also cover extraordinary expenses associated with business interruption and damage or loss from flood or earthquakes (in certain geographic areas), and losses at the Company's facilities up to approximately $225 million.

Environmental Matters

  The Company's properties and operations may be subject to liability under various environmental laws, regardless of fault, for the investigation, removal or remediation of soil or groundwater, on or off-site, resulting from the release or threatened release of hazardous materials, as well as damages to natural resources. The owner or operator of contaminated property may also be subject to claims for damages and remediation costs from third parties based upon the migration of any hazardous materials to other properties.

  At certain of the properties owned or leased by the Company, petroleum products or other hazardous materials, are or were stored in USTs. Some formerly used USTs have been removed; others were abandoned in place. The Company believes all of the USTs are registered, where required under applicable law. The Company also is aware of the presence in some of its facilities of ACMs, but believes that no action is presently required to be taken as a result of such material.

  At the Company's New Jersey facility, certain contamination has been discovered resulting from operations of the prior owner thereof. The prior owner, which has agreed to be responsible for the cost of such remediation, is completing remediation of the property under a consent order with the New Jersey Department of Environmental Protection ("NJDEP"). The prior owner has posted a $1.1 million letter of credit with the NJDEP. The Company has purchased an environmental liability insurance policy covering the cleanup costs to the Company, if any, resulting from any on- or off-site environmental condition existing at the time of the Company's acquisition of this property, with a $250,000 deductible and policy limits of $4 million per occurrence/$8 million in the aggregate, provided the claim first arises during the term of the policy, which is August 10, 1995 through August 11, 1998.

  The Company has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material noncompliance, liability or claim under environmental laws applicable to the Company other than as described above. No assurance can be given that there are no environmental conditions for which the Company may be liable in the future or that future regulatory action, or compliance with future environmental laws, will not require the Company to incur costs that could have a material adverse effect on the Company's financial condition or results of operations.

Legal Proceedings

  The Company is involved in litigation from time to time in the ordinary course of its business. In the opinion of Management, no material legal proceedings are pending to which the Company, or any of its property, is subject.

                                   MANAGEMENT

Executive Officers and Directors

  Set forth below is certain information regarding the Company's directors, executive officers and other significant management personnel:

        Name                 Age                     Position
        ----                 ---                     --------
  Leo W. Pierce, Sr........   78  Chairman of the Board
  J. Peter Pierce..........   51  President, Chief Executive Officer and
                                  Director
  Douglas B. Huntley.......   36  Vice President, Chief Financial Officer and
                                  Director
  Joseph A. Nezi...........   50  Vice President, Sales and Marketing
  David Marsh..............   48  Vice President, Chief Information Officer
  Ross M. Engelman.........   33  Vice President, Operations--South
  J. Michael Gold..........   37  Vice President, Operations--Northeast
  Christopher J. Williams..   38  Vice President, Operations--West
  Leo W. Pierce, Jr........   52  Vice President, Contracts Administration and
                                  Director
  Michael J. Pierce........   47  Vice President, Equipment Sales and
                                  Distribution Group and Director
  Raul A. Fernandez........   46  Vice President, Information Services
  Joseph P. Linaugh........   47  Vice President, Treasurer
  Thomas Grogan............   42  Vice President and Controller
  Lisa G. Goldschmidt......   29  General Counsel
  Alan B. Campell..........   46  Director
  Delbert S. Conner........   67  Director

  Leo W. Pierce, Sr. has served as Chairman of the Board of the Company since its formation in 1957. Mr. Pierce served as the Chief Executive Officer of the Company from formation to January 1995 and as its President from formation to January 1984. Prior to forming the Company, Mr. Pierce was a sales representative for Lefebure Corporation and an accountant for Price Waterhouse. Mr. Pierce holds a B.A. degree from St. John's University.

  J. Peter Pierce has served as President and Chief Executive Officer of the Company since January 1995 and has been a director since the early 1970s. Mr. Pierce served as President and Chief Operating Officer of the Company from January 1984 to January 1995, prior to which time he served in various other capacities with the Company, including as Vice President of Operations, General Manager of Connecticut, New York and New Jersey and Sales Executive. Mr. Pierce attended the University of Pennsylvania and served in the United States Marine Corps.

  Douglas B. Huntley has served as Chief Financial Officer since January 1994 and as a director of the Company since September 1994. From May 1993 until December 1993, Mr. Huntley served as Assistant to the President of the Company. From August 1989 to March 1993, he was an Executive Advisor and a Project Manager of Rockwell International in connection with a multi-billion dollar NASA contract. Prior thereto, Mr. Huntley was an accountant for Deloitte Haskin & Sells. Mr. Huntley holds a B.S. degree from Bucknell University and an M.B.A. from the University of Pennsylvania, Wharton School of Business and is a Certified Public Accountant.

  Joseph A. Nezi has served as Vice President, Sales and Marketing of the Company since September 1991. From July 1990 to September 1991, Mr. Nezi was the Vice President, Sales and Marketing of Delaware Valley Wholesale Florist where he was responsible for the sales and marketing of a firm with $30 million of sales. Prior thereto, Mr. Nezi was the President and General Manager of Pomerantz and Company following 17 years in various sales positions of increasing responsibility with Xerox. Mr. Nezi holds a B.A. degree from Villanova University.

  David Marsh has served as Vice President and Chief Information Officer of the Company since January 1995 and was Assistant to the President of the Company from November 1994 to December 1994. From August 1986 to May 1994, Mr. Marsh was Manager--Corporate Relations for the Massachusetts Institute of Technology where he was responsible for the management and development of MIT's relationships with U.S. and European information technology, communications and service companies. Prior to August 1986, Mr. Marsh held positions as President of MEA Management Systems, Director of Corporate Strategic Planning with Public Service Company of New Hampshire, Senior Consultant with Booz, Allen & Hamilton and Second Vice President with the Chase Manhattan Bank. Mr. Marsh holds a B.S. degree from University of Salford, U.K. and S.M. degrees in Management and Nuclear Engineering from MIT.

  Ross M. Engelman has served as Vice President, Operations--South since October 1994. From June 1993 to October 1994, Mr. Engelman was Vice President, Information Systems and from September 1991 to June 1993, he was Assistant to the President of the Company. From August 1985 to September 1991, Mr. Engelman was a management consultant with Andersen Consulting. Mr. Engelman holds a B.S.E. degree from the University of Pennsylvania, Wharton School of Business.

  J. Michael Gold has served as Vice President, Operations--Northeast of the Company since June 1993. Prior thereto, Mr. Gold was Vice President, Operations from February 1992 to June 1993, Vice President, New York Metropolitan Region from January 1990 to February 1992 and General Manager of the New Jersey Archive from April 1985 to February 1989. Prior to joining the Company, Mr. Gold was the Budget Administration Manager for SmithKline Beecham. Mr. Gold holds a B.A. degree from Villanova University.

  Christopher J. Williams has served as Vice President, Operations--West since June 1993. From February 1992 to June 1993, Mr. Williams was the Company's Vice President, Information Services. Prior thereto, Mr. Williams held a number of additional positions with the Company since he joined it in 1980, including most recently as General Manager of the New York Archive and Regional Vice President- -New England. Mr. Williams holds a B.S. degree from Western New England College.

  Leo W. Pierce, Jr. has served as Vice President, Contract Administration of the Company since January 1990 and as a director since the early 1970s. Mr. Pierce has been affiliated with the Company since its inception in various capacities, including as manager of the Philadelphia Archive and Vice President, Facilities Management. Mr. Pierce holds a B.A. degree from LaSalle University.

  Michael J. Pierce has served as Vice President, Equipment Sales and Distribution Group of the Company since February 1990 and as a director since the early 1970s. Mr. Pierce has been affiliated with the Company since its inception in various sales capacities. Mr. Pierce attended Temple University and served in the United States Army.

  Raul A. Fernandez has served as Vice President, Information Systems of the Company since February 1990. From March 1988 to February 1990, Mr. Fernandez was Director of Information Systems. Prior to joining the Company, Mr. Fernandez was employed by RCA Pictures Division and Sperry-Unisys as District Manager. Mr. Fernandez holds a B.A. degree from Kings College.

  Joseph P. Linaugh has served as Vice President and Treasurer of the Company since January 1994. From January 1990 to December 1993, Mr. Linaugh served as Vice President, Chief Financial Officer and a director of the Company. Prior to joining the Company, Mr. Linaugh worked in various financial positions with private and publicly held companies and for Laventhol & Horwath in public accounting. Mr. Linaugh holds a B.S. degree from LaSalle University and is a Certified Public Accountant.

  Thomas Grogan has served as Vice President and Controller of the Company since January 1994. From April 1985 to December 1993, Mr. Grogan was the Company's Vice President of Finance and Administration. Prior to joining the Company, Mr. Grogan worked for Dunn, Dunn and Associates in public accounting from May 1979 to March 1985 and in private industry from June 1977 to April 1979. Mr. Grogan holds a B.S. degree from Widener College and is a Certified Public Accountant.

  Lisa G. Goldschmidt has served as General Counsel of the Company since October 1995. From September 1992 to October 1995, Ms. Goldschmidt was an attorney at Reed Smith Shaw & McClay. Ms. Goldschmidt holds a B.A. and a J.D. degree from the University of Pennsylvania.

  Alan B. Campell has served as a director of the Company since September 1994. Mr. Campell is one of the founders of Campell Vanderslice Furman, an investment banking firm, and has been a Managing Director of the firm since its formation in 1986. Prior thereto, Mr. Campell was a Vice President at Chase Manhattan Bank, N.A. Mr. Campell holds a B.A. degree from Brown University and an M.A. from the University of Southern California.

  Delbert S. Conner has served as a director of the Company since September 1990. Since May 1995, Mr. Conner has served as the Vice Chairman of USCO Distribution Services, Inc. on a semi-retired basis. From January 1994 through April 1995, he was the Vice Chairman of USCO on a full-time basis and its President and Chief Executive Officer from February 1983 to December 1993. Mr. Conner holds a B.S. degree from Bryant College.

  Messrs. J. Peter Pierce, Leo W. Pierce, Jr. and Michael J. Pierce are brothers. Leo W. Pierce, Sr. is their father. For purposes of the above biographical information, the Company includes L.W. Pierce Company, Inc., the predecessor to the Company. See "The Company."

Board of Directors

  As of the closing of the Offerings, the Company's Board of Directors will be classified into three classes with staggered three-year terms, each class to contain as nearly as possible one-third of the number of members of the Board. One class of directors will be elected for a three-year term at each annual meeting of shareholders commencing in 1998. It is currently contemplated that within 90 days after the closing of the Offerings, Mr. __________________ will resign and the Board of Directors will add an independent director to the Board. The terms of Messrs. ______________ and __________________ will expire at the 1998 annual meeting of shareholders; the terms of Messrs. ____________________ and _________________ will expire at the 1999 annual meeting of shareholders; and the terms of Messrs. _____________________ and _______________________ will expire at the 2000 annual meeting of shareholders. It is expected that the term of the outside director to be added by the Board will expire at the 1998 annual meeting of shareholders.

  The Company's Board of Directors has a Compensation Committee, which prior to the Offerings has been comprised of Leo W. Pierce, Sr., J. Peter Pierce and Alan
B. Campell. The Compensation Committee recommends to the Board both salary levels and bonuses for the officers of the Company. The Compensation Committee also reviews and makes recommendations with respect to the Company's existing and proposed compensation plans, and serves as the committee responsible for administrating the Company's Nonqualified Option Plan (as hereinafter defined).

  Following the Offerings, the Board of Directors intends to reconstitute the Compensation Committee and establish an Audit Committee, each of which will be comprised of two or more directors. It is anticipated that the Compensation Committee and the Audit Committee will be comprised of Mr. Conner and a second nonemployee director. The Compensation Committee is expected to determine compensation for executive officers of the Company and administer the Company's stock option plans. The Audit Committee is expected to recommend the appointment of the Company's independent public accountants and review the scope and results of audits and internal accounting controls.

  All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. Mr. Conner also receives $3,500 for each meeting of the Board of Directors which he attends. No other director receives separate compensation for services rendered as a director. It is currently anticipated that any other outside directors added to the Board of Directors will be compensated similarly to Mr. Conner, although the Board may in the future consider using stock options or a combination of cash and stock options to compensate outside directors.

Executive Compensation

    The following table sets forth the compensation received by the Company's Chief Executive Officer and the five other highest paid executive officers (together with the Chief Executive Officer, the "Named Executive Officers") for services to the Company in 1995 and 1996.


                           Summary Compensation Table

                                                                                   Long-Term
                                                                                  Compensation
                                                                                  ------------
                                           Annual Compensation                       Awards
                                  ---------------------------------------            --------

                                                                         Other      Securities
          Name and                                                       Annual     Underlying   All Other
     Principal Position             Year    Salary        Bonus       Compensation   Options    Compensation
--------------------------------    ----   ---------    ---------     ------------   -------    ------------
J. Peter Pierce.................    1996    $251,485      $93,400               --     --        $6,967(a)
   President and Chief Executive    1995     186,800       93,400               --     --         6,681(a)
   Officer
Ross M. Engelman................    1996     130,500       65,000               --                5,216(b)
   Vice President,                  1995     130,422       65,000               --                4,830(b)
   Operations--South
J. Michael Gold.................    1996     130,000       65,000               --                3,739(c)
   Vice President,                  1995     129,905       65,000               --                3,417(c)
   Operations--Northeast
Douglas B. Huntley..............    1996     130,000       65,000               --                5,231(d)
   Vice President and               1995     129,520       65,000               --                4,802(d)
   Chief Financial Officer
Joseph A. Nezi..................    1996     130,000       92,370(e)            --                6,256(f)
   Vice President,                  1995     133,020       97,841(e)            --                5,748(f)
   Sales and Marketing
Christopher J. Williams.........    1996     130,000       65,000               --                5,339(g)
   Vice President,                  1995     129,905       65,000               --                5,089(g)
   Operations--West

--------------

(a) Included in such amounts for 1996 and 1995, respectively, are $2,268 and $2,310 representing an employer match under the 401(k) Plan (as defined herein), $1,699 and $1,371 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Pierce and $3,000 and $3,000 representing contributions made by the Company under the Profit Sharing Plan (as defined herein).
(b) Included in such amounts for 1996 and 1995, respectively, are $2,249 and $2,107 representing an employer match under the 401(k) Plan, $158 and $98 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Engelman and $2,809 and $2,608 representing contributions made by the Company under the Profit Sharing Plan.
(c) Included in such amounts for 1996 and 1995, respectively, are $750 and $700 representing an employer match under the 401(k) Plan, $191 and $119 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Gold and $2,798 and $2,598 representing contributions made by the Company under the Profit Sharing Plan.
(d) Included in such amounts for 1996 and 1995, respectively, are $2,250 and $2,093 representing an employer match under the 401(k) Plan, $191 and $119 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Huntley and $2,790 and $2,590 representing contributions made by the Company under the Profit Sharing Plan.
(e) Includes $27,370 and $32,842 paid as commissions in 1996 and 1995, respectively.
(f) Included in such amounts for 1996 and 1995, respectively, are $2,260 and $2,310 representing an employer match under the 401(k) Plan, $996 and $438 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Nezi and $3,000 and $3,000 representing contributions made by the Company under the Profit Sharing Plan.
(g) Included in such amounts for 1996 and 1995, respectively, are $2,250 and $2,066 representing an employer match under the 401(k) Plan, $191 and $125 in net premiums for a guaranteed term life insurance policy on behalf of Mr. Williams and $2,898 and $2,898 representing contributions made by the Company under the Profit Sharing Plan.

Option Grants in 1996

     The following table sets forth certain information concerning stock options granted to the Named Executive Officers during 1996 (all of which were granted on January 1, 1996) after giving effect to the Stock Recapitalization.

                                          Individual Grants
                             ---------------------------------------

                                                                                     Potential Realizable
                           Number of                                                   Value at Assumed
                           Securities     % of Total                                Annual Rates of Stock
                           Underlying      Options                                  Price Appreciation For
                            Options       Granted to     Exercise                       Option Term(b)
                            Granted      Employees in      Price      Expiration    ----------------------
        Name                 (#)(a)          1996        ($/Share)       Date        5%           10%
        ----               ----------    ------------   -----------   ----------    ----         -----
J. Peter Pierce..........     --              --             --          --           --          --
Ross M. Engelman.........                                   $             *        $199,145    $504,673
J. Michael Gold..........                                                 *         199,145     504,673
Douglas B. Huntley.......                                                 *         199,145     504,673
Joseph A. Nezi...........                                                 *         136,668     346,344
Christopher J. Williams..                                                 *         199,145     504,673
--------------

*    The options have no specified expiration date.
(a) All options were granted under the Nonqualified Option Plan. The options vest in five equal annual installments commencing on the first anniversary of the date of grant, and vested options become exercisable on the earlier of ten years from the date of grant or the date the Company is no longer a Subchapter S corporation. The Company may make loans with respect to vested options. See "--Stock Incentive Plan."
(b) Illustrates the value that might be received upon exercise of options immediately prior to the assumed expiration of their term at the specified compounded rates of appreciation based on the market price for the Common Stock when the options were granted. At the time of grant, there was no established trading market for the Common Stock and, accordingly, the market price is based upon the formula set forth in the Nonqualified Option Plan which is based upon a multiple of EBITDA, as well as the amount of cash, cash equivalents, outstanding indebtedness and other obligations of the Company. Since the options granted to the Named Executive Officers do not have a specified expiration date, for purposes of calculating the assumed appreciation, the options have been deemed to expire ten years from the date of grant.

Stock Option Exercises and Holdings

    The following table sets forth the value of options held by each of the Named Executive Officers at December 31, 1996 after giving effect to the Stock Recapitalization. None of the Named Executives exercised any options during 1996.

                    Aggregated Option Exercises in 1996 and
                      Option Values At December 31, 1996.

                                                       Number of Securities          Value of Unexercised
                                                      Underlying Unexercised       In-the-Money Options at
                                                            Options at               December 31, 1996(a)
                                                        December 31, 1996            --------------------
                                                        -----------------
                              Shares
          Name             Acquired on    Value
          ----             Exercise(#)   Realized  Exercisable/Unexercisable(b)   Exercisable/Unexercisable
                           -----------   --------  ----------------------------   -------------------------
J. Peter Pierce .........       --          --               -- / --                       -- / --
Ross M. Engelman ........       --          --               -- /                          -- /$0
J. Michael Gold .........       --          --               -- /                          -- / 0
Douglas B. Huntley ......       --          --               -- /                          -- / 0
Joseph A. Nezi ..........       --          --               -- /                          -- / 0
Christopher J. Williams .       --          --               -- /                          -- / 0

____________________

(a) There was no established market for the Common Stock as of December 31, 1996, and, accordingly, the values are based on the exercise price of options granted on January 1, 1997 in accordance with the formula set forth in the Nonqualified Option Plan.
(b) As of December 31, 1996, none of the options were exercisable although of such totals, options to purchase ___ shares of Common Stock were vested for Messrs. Engelman, Gold, Huntley and Williams and options to purchase ___ shares of Common Stock were vested for Mr. Nezi. Pursuant to the terms of the Nonqualified Option Plan, vested options become exercisable on the earlier of ten years from the date of grant or the date the Company is no longer a Subchapter S corporation. Accordingly, upon the consummation of the Offerings and the termination of the Company's status as a Subchapter S corporation, the vested options set forth above will become exercisable.


Compensation Committee Interlocks and Insider Participation

    Prior to the Offerings, the Compensation Committee of the Board of Directors has been comprised of Leo W. Pierce, Sr., J. Peter Pierce and Alan B. Campell. Leo W. Pierce, Sr. is the former Chief Executive Officer and President of the Company and J. Peter Pierce is the Company's Chief Executive Officer and President.

    In August 1996, the Company purchased for $14.8 million all of the interests of the two partnerships owned by members of the Pierce family in six facilities previously leased to the Company and 16 facilities previously subleased, as well as minority interests in five other properties currently leased by the Company. The purchase price was based on third party appraisals or the recent acquisition price for the six facilities and management's estimates of the value of the leasehold and minority ownership interests based on the net present value of the cash flows generated by such interests. The leases and subleases were entered into during the period from March 1980 to April 1995. The aggregate rental payments for the leases and subleases were $7,658,000, $8,201,000 and $4,624,000 in 1994, 1995 and the portion of 1996 prior to the purchase, respectively.

    The Company also leases from four separate limited partnerships its corporate headquarters in King of Prussia, Pennsylvania and its facilities in Suffield, Connecticut, Orlando, Florida and Charlotte, North Carolina. J. Peter

Pierce, the Company's President and Chief Executive Officer, is the general partner of three of the limited partnerships and members of the Pierce family and certain other officers and directors of the Company and their affiliates own substantial limited partnership interests in each of the four limited partnerships. The lease on the Company's corporate headquarters expires on April 30, 2003, without any renewal options. The leases for the Suffield, Orlando and Charlotte facilities terminate on December 31, 2005, October 31, 2004 and August 31, 2001, respectively. Each of such leases contains two five-year renewal options. The aggregate rental payments by the Company for such properties during 1994, 1995 and 1996 were $531,000, $773,000 and $894,000, respectively.

  The Company believes that the terms of its leases with the related parties are as favorable to the Company as those generally available from unaffiliated third parties. There are no plans by the Company to lease additional facilities from officers, directors or other affiliated parties.

  In December 1993, the Company's Chairman, Leo W. Pierce, Sr., advanced $80,000
to the Company.   The Company repaid the loan, together with interest at 7%, in three equal installments in December 1994, December 1995 and May 1996. In July, 1996, the Company redeemed 100 shares of voting Class A Common Stock from Mr. Pierce for an aggregate price of $1.45 million, which price was based on the Company's EBITDA. The Company had previously undertaken to pay $60,000 per year for a five-year period to Mr. Pierce's spouse upon his death. The Company replaced this arrangement by providing an annual pension in the amount of $96,000 to Mr. Pierce and then to his spouse, if she survives him.

  The Company has entered into a tax indemnification agreement with the current shareholders of the Company which provides for: (i) the distribution to such shareholders of cash equal to the product of the Company's taxable income for the period from January 1, 1997 until the date the Offerings are completed and the sum of the highest effective federal and state income tax rate applicable to any current shareholder (or in the case of shareholders that are trusts, any beneficiaries), less any prior distributions to such shareholders to pay taxes for such period, and (ii) an indemnification of such shareholders for any losses or liabilities with respect to any additional taxes (including interest, penalties and legal fees) resulting from the Company's operations during the period in which it was a Subchapter S corporation.

  Alan B. Campell is a managing director of Campell Vanderslice Furman ("CVF"), an investment banking firm that has provided investment banking services to the Company since 1992. Mr. Campell became a director of the Company in 1994. During 1994, 1995 and 1996, the Company paid CVF $0.8 million, $0.7 million and $0.8 million, respectively, with respect to investment banking services.

Stock Incentive Plan

  The Company established a Nonqualified Stock Option Plan (the "Nonqualified Option Plan") in September 1994 to provide incentives to Key Employees (defined below) who contribute significantly to the strategic and long-term performance objectives and growth of the Company. The Nonqualified Option Plan is administered by the Compensation Committee of the Board of Directors.

  The Nonqualified Option Plan provides for the issuance of stock options not intended to qualify as incentive stock options under Section 422 of the Code ("NQSOs") to "Key Employees," defined as employees of the Company who are members of a select group of management or highly compensated employees. As of December 31, 1996, there were 9 Key Employees. Under the Nonqualified Option Plan, options exercisable for an aggregate of ________ shares of Common Stock are available for grant. The exercise price per share of Common Stock of options granted under the Nonqualified Option Plan shall be equal to or greater than the fair market value of the Common Stock as of the last day of the calendar quarter coinciding with or immediately preceding the date of the grant. Options granted under the Nonqualified Option Plan become exercisable, to the extent they are vested, at the earlier of the tenth anniversary of the date of grant or the date the Company is no longer a Subchapter S Corporation.

  The Board, in its sole discretion, may direct the Company to make a loan to a Key Employee whose Vested Percentage (defined below) with respect to one or more stock options is at least 60%. The maximum amount of any such loan shall be 25% of the amount which would be payable to the Key Employee had he terminated employment other than on account of death or total and permanent disability as of the date of the loan as set forth in the following paragraph. Vested Percentage is based upon the options vesting in five equal annual installments commencing on the first anniversary of the date of grant; provided, however, that 100% shall be deemed to be vested in the case of a Key Employee who terminates employment on account of death or total and permanent disability.

  If a Key Employee's employment is terminated for any reason, each stock option which has not been exercised shall terminate; provided, however, that if a Key Employee terminates employment after the Class B Common Stock has become readily tradeable in an established securities market, other than pursuant to a termination for cause, his option shall not expire until the end of the 90-day period following the date of termination. Upon termination of employment (other than for cause or when the Class B Common Stock is tradeable in an established securities market), the Company is required to pay the Key Employee the Vested Percentage of the value of any options held by the Key Employee. The value of the options for this purpose is equal to the aggregate fair market value of the underlying shares (determined by a formula set forth in the Nonqualified Option
Plan), less (i) the principal amount of any outstanding loans pursuant to the Nonqualified Option Plan and (ii) the aggregate exercise price of the underlying shares.

1997 Stock Option Plan

  In April 1997, the Company adopted its 1997 Stock Option Plan (the "1997 Plan") which provides for grants of stock options ("Options") to selected employees, officers, directors, consultants and advisers of the Company. By encouraging stock ownership, the Company seeks to attract, retain and motivate such persons and to encourage them to devote their best efforts to the business and financial success of the Company.

  The 1997 Plan authorizes up to __________ shares of Common Stock (subject to adjustment in certain circumstances) for issuance pursuant to the terms of the 1997 Plan. If Options expire or are terminated for any reason without being exercised, the shares of Common Stock subject to such Options again will be available for grant.

  The 1997 Plan may be administered by the Board of Directors (the "Board") or by a committee of the Board (references to the "Committee" refers to the committee, if one is appointed, and otherwise to the Board). Grants under the 1997 Plan may consist of (i) options intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Code or (ii) NQSOs. Options may be granted to any employee (including officers and directors) of the Company, members of the Board who are not employees and consultants and advisers who perform services to the Company or any of its subsidiaries ("Key Advisers"). During any calendar year, no grantee may receive Options for more than __________ shares of Common Stock.

  The option price of any ISO granted under the 1997 Plan will not be less than the fair market value of the underlying shares of Common Stock on the date of grant. The option price of a NQSO will be determined by the Committee, in its sole discretion, and may be greater than, equal to or less than the fair market value of the underlying shares of Common Stock on the date of grant. The Committee will determine the term of each Option, provided that the exercise period may not exceed ten years from the date of grant. The option price of an ISO granted to a person who owns more than 10% of the total combined voting power of all classes of stock of the Company must be at least equal to 110% of the fair market value of Common Stock on the date of grant, and the ISO's term may not exceed five years. A grantee may pay the option price (i) in cash, (ii) by delivering shares of Common Stock already owned by the grantee and having a fair market value on the date of exercise equal to the option price, or (iii) by such other method as the Committee may approve. The Committee may impose on Options such vesting and other conditions as the Committee deems appropriate. Options may be exercised while the grantee is an employee, Key Adviser or member of the Board or within a specified period after termination of the grantee's employment or services.

  In the event of a change of control (as defined in the 1997 Plan), all outstanding Options will become fully exercisable, unless the Committee determines otherwise. Except as provided below, unless the Committee determines otherwise, in the event of a merger where the Company is not the surviving corporation, all outstanding Options will be assumed by or replaced with comparable options by the surviving corporation. The Committee may require the grantees surrender their outstanding Options in the event of a change of control and receive a payment in cash or Common Stock equal to the amount by which the fair market value of the shares of Common Stock subject to the Options exceeds the exercise price of the Options.

  All Options will be granted subject to any applicable federal, state and local withholding requirements; the Company can deduct from wages paid to the grantee any such taxes required to be withheld with respect to the Options. If the Company so permits, a grantee may choose to satisfy the Company's income tax withholding obligation with respect to an Option by having shares withheld up to an amount that does not exceed the grantee's maximum marginal tax rate for federal, local and state taxes.

  The Board may amend or terminate the 1997 Plan at anytime; provided that, if the Common Stock becomes publicly traded, the Board may not make any amendment that requires shareholder approval pursuant to Section 162(m) of the Code without shareholder approval. To date, no Options have been granted under the 1997 Plan. The 1997 Plan will terminate in April 2007, unless terminated earlier by the Board or extended by the Board with approval of the shareholders.

401(k) Plan; Profit Sharing Plan

  The Company has a savings and investment plan under Section 401(k) of the Code (the "401(k) Plan") and a profit sharing plan also under Section 401(k) (the "Profit Sharing Plan"). The 401(k) Plan covers substantially all full-time employees over the age of 20 1/2 and with more than 1,000 hours of service. Participants in the 401(k) Plan may elect to defer a specified percentage of their compensation into the 401(k) Plan on a pre-tax basis. The Company is required to make matching contributions under the 401(k) Plan equal to 25% of the employee's contributions up to a maximum of 2% of the employee's annual compensation. The contributions to the 401(k) Plan by a participant vest immediately. Participants earn a vested right to their matching contributions in increasing amounts over a period of five years, commencing after three full years of employment. After seven years of service, the participant's right to his or her matching contribution is fully vested. Thereafter, the participant may receive a distribution of the entire value of his or her account upon termination of employment or upon retirement, disability or death.

  The Profit Sharing Plan covers substantially all full-time employees over the age of 21 with more than 1,000 hours of service. The Company may make discretionary profit sharing contributions in amounts as the Board of Directors of the Company may determine. The Company's contributions under the Profit Sharing Plan have historically ranged from 2-3% of a participant's annual eligible income. Participants are not permitted to contribute to the Profit Sharing Plan directly. Participants earn a vested right to their profit sharing contribution in increasing amounts over a period of five years, commencing after three full years of employment. After seven years of service, the participant's right to his or her profit sharing contribution is fully vested. Thereafter, the participant may receive a distribution of the entire value of his or her account upon termination of employment or upon retirement, disability or death.


                              CERTAIN TRANSACTIONS

  The Company has entered into a consulting agreement with Maurice Cox, Jr., a shareholder of the Company, to provide consulting services to the Company through 2004 for an annual payment of $40,000.

  In December 1994, the Company loaned $60,000 to J. Michael Gold, its Vice President, Operations --Northeast. During 1996, an additional $38,516 was loaned to Mr. Gold. The entire principal amount of $98,516, together with interest accruing at a rate of 8.875%, was outstanding as of February 28, 1997.

     See also "Management--Compensation Committee Interlocks and Insider Participation."

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth, as of March 1, 1997, after giving effect to the Stock Recapitalization, certain information regarding the ownership of Common Stock by (i) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (ii) each Selling Shareholder,
(iii) each director and Named Executive Officer and (iv) all directors and executive officers of the Company as a group.

                             Shares of Common Stock                   Shares of Common Stock
                             Beneficially Owned                       Beneficially Owned
                             Prior to the Offerings                   After the Offerings
                             ----------------------                   ----------------------
                                                       Shares
Name                         Number    Percentage      to be Sold     Number    Percentage
----                         ------    ----------      ----------     ------    ----------
Leo W. Pierce, Sr.(2)......    (3)                                        (3)
J. Peter Pierce(2).........    (3)                                        (3)
Leo W. Pierce, Jr..........
Michael J. Pierce..........
Mary E. Pierce.............
Barbara P. Quinn...........
Constance P. Buckley.......
Maurice Cox, Jr............
Alan B. Campell............                 --
Delbert S. Conner..........                 --
Ross M. Engelman...........                 --
J. Michael Gold............                 --
Douglas B. Huntley.........                 --
Joseph A. Nezi.............                 --
Christopher J. Williams....                 --
All directors and executive
   officers as a group
   (13 persons)............               73.3%
--------------------

(1) In the event the U.S. Underwriters' over-allotment option is exercised in full, Messrs. _____________ and _______________ will beneficially own __________ shares (____%) and __________ shares (____%), respectively, of the shares outstanding after the Equity Offerings, and all directors and executive officers as a group will beneficially own __________ (____%).
(2) The business address for Leo W. Pierce, Sr., J. Peter Pierce, Leo W. Pierce, Jr., Michael J. Pierce, Mary E. Pierce, Barbara P. Quinn and Constance P. Buckley is c/o Pierce Leahy Corp., 631 Park Avenue, King of Prussia, Pennsylvania 19406. The address for Maurice Cox, Jr. is 731 E. Manoa Road, Havertown, Pennsylvania 19083.
(3) Messrs. Leo W. Pierce, Sr. and J. Peter Pierce are the Voting Trustees of the Voting Trust Agreement described below. Accordingly, the beneficial ownership of the Voting Trustees includes ________ shares of stock subject to the Voting Trust Agreement of which __________ shares are owned directly by Leo W. Pierce, Sr. and __________ shares are owned directly by J. Peter Pierce.

Voting Trust Agreement

  Prior to the Offerings, all of the outstanding capital stock of the Company was owned by members of the Pierce family. Members of the Pierce family owning an aggregate of __________ shares of Common Stock (____% of the shares of Common Stock to be outstanding after the Offerings) have entered into a ten-year voting trust agreement (the "Voting Trust Agreement") which appoints Leo W. Pierce, Sr. and
J. Peter Pierce as the Voting Trustees (the "Voting Trustees"). All shares subject to the Voting Trust Agreement shall be voted at the direction of the Voting Trustees. In the event the Voting Trustees cannot agree on how to vote with respect to a certain matter, one-half of the shares subject to the Voting Trust Agreement will be voted according to the direction of each Voting Trustee. In the event that a Voting Trustee becomes unable or unwilling to continue serving as a Voting Trustee, all persons subject to the Voting Trust Agreement shall, pro rata in accordance with the number of shares held by each such person at such time, appoint a replacement Voting Trustee. The Voting Trust Agreement does not place any restriction on the transfer of shares held subject to the Voting Trust Agreement; such shares will be released from the Voting Trust Agreement upon their transfer to a person not subject to the Voting Trust Agreement.


                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of ___________ shares of Common Stock, par value $.001 per share, and __________ shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"). As of _________, 1997, there were __________ shares of Common Stock outstanding. No shares of Preferred Stock are currently outstanding.

  Prior to the Stock Recapitalization, the Company had outstanding two classes of Common Stock: Class A Common Stock, which was voting, and Class B Common Stock, which was nonvoting. In connection with the Stock Recapitalization, all of the shares of Class A and Class B Common Stock were converted into an aggregate of __________ shares of Common Stock.

Common Stock

  The holders of Common Stock are entitled to one vote per share on each matter to be decided by the shareholders and do not have cumulative voting rights. Accordingly, the holders of a majority of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of Common Stock have no preemptive, redemption or conversion rights.
The holders of Common Stock will be entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available for such purpose. In the event of liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of all of the Company's debts and obligations and any preferential distributions to holders of Preferred Stock, if any, the holders of the Common Stock will be entitled to share ratably in the Company's remaining assets. All outstanding shares of Common Stock are, and the Common Stock offered hereby will be, validly issued, fully paid and nonassessable.

Preferred Stock

  The Board of Directors is authorized, without further action by the shareholders, to provide for the issuance of shares of Preferred Stock as a class without series or in one or more series, to establish the number of shares in each class or series and to fix the designations, powers, preferences and rights of each such class or series and the qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors may afford the holders of any class or series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. As of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

Certain Provisions of Pennsylvania Law and the Company's Articles of Incorporation and Bylaws

  The Company is subject to the provisions of Section 2538 and Sections 2551-2556 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), which in certain cases provide for supermajority shareholder approval of business combinations involving the Company and any "interested shareholder" (as defined in such statute and includes generally, in the case of Section 2538, shareholders who are a party to the business combination or who are treated differently from other shareholders, and, in the case of Sections 2551-2556, shareholders beneficially owning 20% or more of the voting power of a "registered" corporation, such as the Company). In addition, Sections 2551-2556 also impose certain restrictions on business combinations involving the Company and any "interested shareholder." The term "business combination" includes a merger, asset sale or other transaction involving an interested shareholder.

  The PBCL also provides that the directors of a corporation, making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short-term and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control.

  The Company's Articles of Incorporation provides that the Company's Board of Directors is to be composed of three classes, with staggered three-year terms, each class to contain as nearly as possible one-third of the number of members of the Board. Accordingly, at each annual meeting of shareholders, only approximately one-third of the Company's directors will be elected.

  Certain other provisions of the Company's Articles of Incorporation and Bylaws could also have the effect of preventing or delaying any change in control of the Company, including (i) the advance notification procedures governing certain shareholder nominations of candidates for the Board of Directors and for certain other shareholder business to be conducted at an annual meeting, (ii) the absence of authority for shareholders to call special shareholder meetings of the Company, except in certain limited circumstances mandated by the PBCL, and
(iii) the absence of authority for shareholder action by written consent by less than all of the Company's shareholders. These provisions, the classified board and "supermajority" voting rights, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, control of the Company.

  As permitted by the PBCL, the Bylaws provide that a director shall not be personally liable in such capacity for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his office under the PBCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of the Company's taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

  The Bylaws also provide that every person who is or was a director or executive officer of the Company, or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities recently incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company, or such other corporation, whether or not he is a director, executive officer of the Company or such other corporation at the time the expenses or liabilities are incurred.

Transfer Agent

  The transfer agent and registrar for the Common Stock will be __________.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

The 1996 Notes

  General. In July 1996, the Company issued $200,000,000 principal amount of 11-1/8% Senior Subordinated Notes due 2006 (the "Original Notes"). In November 1996, the Company exchanged the Original Notes for $200,000,000 principal amount of 11-1/8% Senior Subordinated Notes due 2006 (the "1996 Notes"), which are substantially identical to the Original Notes except that the 1996 Notes are registered under the Securities Act. The 1996 Notes mature on July 15, 2006, and bear interest at 11-1/8% per annum, payable semi-annually in arrears on January 15 and July 15.

  The following is a summary of the material terms of the Company's 1996 Notes and is qualified in its entirety by reference to the indenture governing the 1996 Notes (the "1996 Indenture"). The 1996 Notes are general unsecured obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company (as defined in the 1996 Indenture).

  Redemption. Except as set forth in the following sentence, the Company may not redeem the 1996 Notes prior to July 15, 2001. The Company may redeem up to an aggregate of $70,000,000 principal amount of the 1996 Notes at any time prior to July 15, 1999 with the net proceeds of the one or more Public Equity Offerings (as defined in the 1996 Indenture) at a redemption price equal to 110% of the aggregate principal amount so redeemed plus accrued interest to the Redemption Date. After July 15, 2001, the Company may redeem the 1996 Notes in whole or in part at specified redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the Redemption Date. The Company expects to use a portion of the net proceeds of the Equity Offerings to redeem $_______ principal amount of the 1996 Notes. See "Use of Proceeds."

  Covenants; Events of Default. The 1996 Indenture contains provisions which, among other things, limit (i) the incurrence of additional debt, (ii) the payment of dividends on and issuance of any Capital Stock of a Restricted Subsidiary (as defined in the 1996 Indenture), (iii) the use of proceeds from the sale of assets, (iv) transactions with affiliates, (v) the creation of liens, (vi) the creation of investments, (vii) the creation of subsidiaries and
(viii) sale and lease-back transactions.

  The 1996 Indenture provides that an Event of Default will occur upon, among other occurrences, (i) a default by the Company for 30 days in the payment of any interest installment due and payable on the 1996 Notes, (ii) a default in payment of the principal when due on the 1996 Notes or upon the failure to redeem or purchase the 1996 Notes when required, (iii) a default by the Company or by any of its domestic subsidiaries that may become a guarantor of the 1996 Notes in performance of any covenant or agreement in the 1996 Indenture after written notice to the Company by the trustee under the 1996 Indenture or the holders of not less than 25% in aggregate principal amount of the 1996 Notes, and (iv) the occurrence of a default of $3.0 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary.

  Guarantee. The 1996 Notes are secured on a second priority basis, by a pledge of 65% of the capital stock of the Company's Canadian subsidiary subordinate to a pledge of such shares in favor of the lenders and the administrative agent under the Credit Facility and senior to a pledge of such shares in favor of the holders of the 1997 Notes. The 1996 Notes will be guaranteed, pari passu with the 1997 Notes, on an unsecured senior subordinated basis, by any future domestic subsidiaries of the Company.

The 1997 Notes

  General. Concurrent with the Equity Offerings, the Company will issue $100,000,000 principal amount of ____% Senior Subordinated Notes due 2007 (the "1997 Notes") pursuant to the Notes Offering. The 1997 Notes will be substantially similar to the 1996 Notes. The 1997 Notes mature on _______________, 2007 and bear interest at ____%, payable semi-annual in arrears on _____________ and ______________.

  The following is a summary of the material terms of the 1997 Notes and is qualified in its entirety by reference to the indenture governing the 1997 Notes (the "1997 Indenture"). The 1997 Notes will be general unsecured obligations of the Company, subordinated in right of payment to senior indebtedness of the Company (as defined in the 1997 Indenture).

  Redemption. Except as set forth in the following sentence, the Company may not redeem the 1997 Notes prior to ___________, 2002. The Company may redeem up to an aggregate of $__________ principal amount of the 1997 Notes at any time prior to ___________,2000 with the net proceeds of the one or more Public Equity Offerings (as defined in the 1997 Indenture) at a redemption price equal to ___% of the aggregate principal amount so redeemed plus accrued interest to the Redemption Date. After _____________, 2002, the Company may redeem the 1997 Notes in whole or in part at specified redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the Redemption Date.

  Covenants; Events of Default. The 1997 Indenture will contain provisions which, among other things, limit (i) the incurrence of additional debt, (ii) the payment of dividends on and issuance of any Capital Stock of a Restricted Subsidiary (as defined in the 1997 Indenture), (iii) the use of proceeds from the sale of assets, (iv) transactions with affiliates, (v) the creation of liens, (vi) the creation of investments, (vii) the creation of subsidiaries and
(viii) sale and lease-back transactions.

  The 1997 Indenture will provide that an Event of Default will occur upon, among other occurrences, (i) a default by the Company for 30 days in the payment of any interest installment due and payable on the 1997 Notes, (ii) a default in payment of the principal when due on the 1997 Notes or upon the failure to redeem or purchase the 1997 Notes when required, (iii) a default by the Company or by any of its domestic subsidiaries that may become a guarantor of the 1997 Notes in performance of any covenant or agreement in the 1997 Indenture after written notice to the Company by the trustee under the 1997 Indenture or the holders of not less than 25% in aggregate principal amount of the 1997 Notes, and (iv) the occurrence of a default of $3.0 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary.

  Guarantee. The 1997 Notes will be secured on a third priority basis, by a pledge of 65% of the capital stock of the Company's Canadian subsidiary subordinate to pledges of such stock in favor of the lenders and the administrative agent under the Credit Facility and in favor of the holders of the 1996 Notes. The 1997 Notes will be guaranteed, pari passu with the 1996 Notes, on an unsecured senior subordinated basis, by any future domestic subsidiaries of the Company.

Credit Facility

  In August 1996, the Company and its Canadian subsidiary entered into the Credit Facility with Canadian Imperial Bank of Commerce ("CIBC" or "Agent") as the Agent, and the syndicate banks, providing for a senior secured revolving line of credit in an aggregate principal amount of $100 million in U.S. dollar borrowings and Cdn $35 million in Canadian dollar borrowings by the Company's Canadian subsidiary. The following is a summary of the material terms of the Credit Facility and does not purport to be complete and is subject to and qualified by reference to the Credit Facility which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  The Credit Facility matures on June 30, 2002, unless previously terminated, and the aggregate available commitment under the Credit Facility will be reduced incrementally on a quarterly basis, beginning September 30, 1999.

  Borrowings under the U.S. dollar portion of the Credit Facility bear interest at a rate equal to, at the option of the Company, either (i) the base rate (which is based on as the Federal Funds rate or the prime rate most recently announced by the Agent) or (ii) LIBOR, in each case plus an applicable margin determined by reference to the ratio of Total Net Debt to EBITDA of the Company (as defined in the Credit Facility). Borrowings under the Canadian Dollar portion of the Credit Facility also bear interest based on various methods plus an applicable margin.

  The obligations of the Company under the Credit Facility are unconditionally guaranteed, jointly and severally, by all subsidiaries of the Company. The obligations of the Company and such guarantors under the Credit Facility are secured primarily by a first priority pledge of the stock of all material subsidiaries of the Company and a first priority lien on all of the assets of the Company and such guarantors. Obligations under the Canadian facility are guaranteed by the Company.

  The Credit Facility contains, among other things, covenants restricting the ability of the Company and its subsidiaries to dispose of assets, pay dividends, repurchase or redeem capital stock and indebtedness, create liens, make capital expenditures, make certain investments or acquisitions, enter into transactions with affiliates and otherwise restrict corporate activities. The Credit Facility also contains a number of financial covenants. Although there can be no assurances, the Company anticipates that subsequent to the Offerings, it will modify its Credit Facility to increase the total availability to $__________ in U.S. dollar borrowings and Cdn $_____________ in Canadian dollar borrowings and to change certain other provisions of the Credit Facility.


                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Equity Offerings, there has not been any public market for the Common Stock. Upon completion of the Equity Offerings, the Company will have ________ shares of Common Stock outstanding, assuming no exercise of outstanding options under the Plan. Of these shares, the ________ shares registered in the Equity Offerings will be freely tradable without restriction under the Securities Act, except any shares purchased by persons deemed to be "affiliates" of the Company which will be subject to certain resale limitations of Rule 144 under the Securities Act. The remaining shares of Common Stock outstanding upon completion of the Equity Offerings, including those shares issued pursuant to the exercise of outstanding options, will be "restricted securities" within the meaning of Rule 144. Such securities, as well as any Common Stock held by any person deemed to be an affiliate of the Company, may be sold only if registered under the Securities Act or sold in accordance with an available exemption from registration. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly, through the use of one or more intermediaries, controls, or is controlled by or is under common control with such issuer.

  In general, under Rule 144 as it shall be in effect after the Equity Offerings, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in the Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately __________ shares after giving effect to the Equity Offerings), or the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements.

  In addition to the _______ shares offered hereby, all of the shares of Common Stock owned by current shareholders of the Company will be eligible for sale under Rule 144 of the Securities Act, subject, in the case of affiliates, to applicable volume and other restrictions contained therein and subject to the 180-day lock-up period for certain shareholders as described under "Underwriting." In addition, the Company expects to file a registration statement covering shares under the stock option plans.

  Sales of substantial amounts of Common Stock in the public market after the restrictions lapse, or the perception that such sales could occur, could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future. The Company can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price which it deems appropriate.

            CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. SHAREHOLDERS

  The following is a general discussion of certain U.S. federal tax consequences of the acquisition, ownership and disposition of Common Stock by a holder that, for U.S. federal income tax purposes, is not a "United States person" (a "Non-U.S. Holder"). This discussion is based upon the U.S. federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "U.S. person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includable in gross income for U.S. federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Prospective investors are urged to consult their tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Dividends

  Dividends paid to a Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the U.S. federal income tax or net income that applies to U.S. persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-U.S. Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

Gain on Disposition

  A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met or (iii) the Company is or becomes a "United States real property holding corporation" for U.S. federal income tax purposes (in which case the gain realized by a more than 5% holder will generally be treated as effectively connected with a trade or business in the United States and subject to withholding). The Company believes that it is not currently a United States real property holding corporation but no assurances can be given in this regard. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-U.S. Holders should consult any applicable treaties that may provide for different rules.

Federal Estate Taxes

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

  The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides.

  Under temporary U.S. Treasury regulations, certain U.S. information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-U.S. Holder at an address outside the United States. Payments by a U.S. office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of U.S. brokers, or foreign brokers with certain types of relationships to the U.S. unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

  These information reporting and backup withholding rules are under review by the U.S. Treasury and their application to the Common Stock could be changed by future regulations.


                                  UNDERWRITING

  Under the terms and subject to the conditions stated in the U.S. Underwriting Agreement dated the date hereof, each of the underwriters of the United States and Canadian offering (the "U.S. Offering") of Common Stock named below (the "U.S. Underwriters"), for whom Smith Barney Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the Representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such U.S. Underwriter.


                                          Number                       Number
U.S. Underwriter                         of Shares  U.S. Underwriter  of Shares
----------------                         ---------  ----------------  ---------
Smith Barney Inc.......................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...............
                                                                      ---------
                                                          Total.....
                                                                      ---------

  Under the terms and subject to the conditions contained in the International Underwriting Agreement dated the date hereof, each of the managers of the concurrent international offering of Common Stock named below (the "Managers"), for whom Smith Barney Inc. and Merrill Lynch International Limited are acting as lead managers (the "Lead Managers"), has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to each Manager, the aggregate number of shares of Common Stock set forth opposite the name of such Manager below:


                                         Number                       Number
Manager                                 of Shares   Manager           of Shares
-------                                 ---------   -------           ---------
Smith Barney Inc......................
Merrill Lynch International Limited...

                                                                      ---------
                                                          Total.....
                                                                      ---------

  The U.S. Underwriters and the Managers (collectively, the "Underwriters") initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession not in excess of $ . per share below the public offering price. The U.S.
                  ---
Underwriters and the Managers may allow, and such dealers may reallow, a
concession not in excess of $ .   per share to the other U.S. Underwriters or
                             ----
Managers, respectively, or to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the U.S. Underwriters and the Managers. The Representatives and the Lead Managers have advised the Company that the U.S. Underwriters and the Managers do not intend to confirm any shares to any accounts over which they exercise discretionary authority.

  The Company and the Selling Shareholders have granted to the U.S. Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to an aggregate of __________ and __________ additional shares of Common Stock, respectively, at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each U.S. Underwriter's name in the preceding tables bears to the total number of shares listed in such tables.

  The Company, its executive officers and directors, the Selling Shareholders and certain other shareholders of the Company holding in the aggregate approximately __________ shares of the _________ shares of Common Stock to be outstanding following consummation of the Equity Offerings, have agreed that, for a period of 180 days from the date of this Prospectus, they will not without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company, subject to certain limited exceptions, including the issuance of shares by the Company for possible acquisitions.

  The U.S. Underwriters and the Managers have entered into an Agreement Between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the __________ shares offered in the U.S Offering (together with the __________ shares which may be offered to cover over-allotments) (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the United States and Canadian offering outside the United States or Canada to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the __________ shares offered in the International Offering (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable law.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including (i) certain purchases and sales between the U.S. Underwriters and the Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is acting as Manager or by a Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust, the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Equity Offerings, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock, in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter of a dealer for distributing the Common Stock in the Equity Offerings, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Any offer of shares in Canada will only be made pursuant to an exemption from the requirement to file a prospectus in the relevant provence of Canada in which such offer is made.

  Each Manager has represented and agreed during the period of six months from the date hereof (i) that it has not offered or sold and will not offer or sell in the United Kingdom any shares except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or in other circumstances which do not constitute an offer to the public in the United Kingdom for the purpose of the Public Offers of Securities Regulation 1995 (the "Regulations"), (ii) that it has complied and will comply with all applicable provisions of the Regulations and of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom and (iii) that it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of these shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such documents may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company, the Selling Shareholders or the Managers that would permit an offering to the general public of the shares offered hereby in any jurisdiction other than the United States.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

  The Underwriting Agreements provide that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described above) if any such shares are taken.

  Prior to the Equity Offerings, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the Shares of Common Stock included in the Equity Offerings has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.

  The Company, the Selling Shareholders, the U.S. Underwriters and the Managers have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  CVF will receive a fee estimated to be approximately $__________ in connection with the Offerings.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Cozen and O'Connor, Philadelphia, Pennsylvania. Two members of Cozen and O'Connor are limited partners in certain limited partnerships that lease facilities to the Company. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.


                                    EXPERTS

  The consolidated financial statements and schedules of Pierce Leahy Corp. as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The financial statements of Security Archives, Inc. as of June 30, 1994 and 1995, and for the years then ended, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes part of the Registration Statement, omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. The Registration Statement (and the exhibits and schedules thereto), as well as such reports and other information filed by the Company with the Commission, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such material will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such information can also be reviewed through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which is publicly available through the Commission's Web Site on the Internet (http:\\www.sec.gov).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Consolidated Financial Statements of Pierce Leahy Corp.:
     Report of Independent Public Accountants.............................. F-2
     Consolidated Balance Sheets........................................... F-3
     Consolidated Statements of Operations................................. F-4
     Consolidated Statements of Shareholders' Deficit...................... F-5
     Consolidated Statements of Cash Flows................................. F-6
     Notes to Consolidated Financial Statements............................ F-7
Financial Statements of Security Archives, Inc............................. F-20

After the recapitalization discussed in Note 2 to the Company's consolidated financial statements is effected, we expect to be in a position to render the following audit report.

                                      /s/ Arthur Andersen LLP
                                      February 28, 1997, except for the
                                      recapitalization discussed in
                                      Note 2, as to which the date is
                                      _______________.

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pierce Leahy Corp.:

We have audited the accompanying consolidated balance sheets of Pierce Leahy Corp. (a New York corporation) and Subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pierce Leahy Corp. and Subsidiary as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Philadelphia, Pa.

                               PIERCE LEAHY CORP.
                               ------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                                 (in thousands)
                                 --------------

                                                                                                         December 31
                                                                                           -------------------------------------
                     ASSETS                                                                       1995                 1996
                     ------                                                                -----------------    ----------------
CURRENT ASSETS:
   Cash                                                                                    $            722     $          1,254
   Accounts receivable, net of allowance for
       doubtful accounts of $487 and $795                                                            14,182               17,828
   Inventories                                                                                          762                  611
   Prepaid expenses and other                                                                         1,025                  688
                                                                                           ----------------     ----------------
                Total current assets                                                                 16,691               20,381
                                                                                           ----------------     ----------------
PROPERTY AND EQUIPMENT                                                                              109,755              158,154
   Less- Accumulated depreciation and amortization                                                  (35,328)             (45,020)
                                                                                           ----------------     ----------------
                Net property and equipment                                                           74,427              113,134
                                                                                           ----------------     ----------------

OTHER ASSETS:
   Intangible assets, net                                                                            38,621               97,544
   Other                                                                                              1,589                3,761
                                                                                           ----------------     ----------------
                Total other assets                                                                   40,210              101,305
                                                                                           ----------------     ----------------
                                                                                           $        131,328     $        234,820
                                                                                           ================     ================
    LIABILITIES AND SHAREHOLDERS' DEFICIT
    -------------------------------------
CURRENT LIABILITIES:
   Current portion of long-term debt                                                       $          1,478     $          7,310
   Current portion of noncompete obligations                                                            200                  466
   Accounts payable                                                                                   4,641                6,757
   Accrued expenses                                                                                   9,533               20,563
   Deferred revenues                                                                                  8,978                9,218
                                                                                           ----------------     ----------------
                Total current liabilities                                                            24,830               44,314

LONG-TERM DEBT                                                                                      116,812              209,330

NONCOMPETE OBLIGATIONS                                                                                  517                  317

DEFERRED RENT                                                                                         2,814                2,841

DEFERRED INCOME TAXES                                                                                 3,492                3,456

COMMITMENTS AND CONTINGENCIES (Note 9)

REDEEMABLE WARRANTS                                                                                   1,064                  --

SHAREHOLDERS' DEFICIT                                                                               (18,201)             (25,438)
                                                                                           ----------------     ----------------
                                                                                           $        131,328     $        234,820
                                                                                           ================     ================

       The accompanying notes are an integral part of these statements.

                               PIERCE LEAHY CORP.
                               ------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------

                                 (in thousands)
                                 --------------

                                                                                                   For the Year Ended
                                                                                                       December 31
                                                                                   -----------------------------------------------
                                                                                       1994             1995             1996
                                                                                   -------------    -------------    -------------
REVENUES:
   Storage                                                                         $      47,123    $      55,501    $      75,900
   Service and storage material sales                                                     35,513           39,895           53,848
                                                                                   -------------    -------------    -------------
           Total revenues                                                                 82,636           95,396          129,748
                                                                                   -------------    -------------    -------------
OPERATING EXPENSES:
   Cost of sales, excluding depreciation and
      amortization                                                                        49,402           55,616           73,870
   Selling, general and administrative                                                    15,882           16,148           20,007
   Depreciation and amortization                                                           8,436            8,163           12,869
   Consulting payments to related parties                                                    500              500              --
   Non-recurring charges                                                                     --               --             3,254
                                                                                   -------------    -------------    -------------
           Total operating expenses                                                       74,220           80,427          110,000
                                                                                   -------------    -------------    -------------
           Operating income                                                                8,416           14,969           19,748
INTEREST EXPENSE                                                                           7,216            9,622           17,225
                                                                                   -------------    -------------    -------------
           Income before extraordinary item                                                1,200            5,347            2,523

EXTRAORDINARY CHARGE--Loss on early
   extinguishment of debt                                                                  5,991            3,279            2,015
                                                                                   -------------    -------------    -------------
NET INCOME (LOSS)                                                                         (4,791)           2,068              508
ACCRETION OF REDEEMABLE WARRANTS                                                              16              889            1,561
                                                                                   -------------    -------------    -------------

NET INCOME (LOSS) APPLICABLE TO
   COMMON SHAREHOLDERS                                                             $      (4,807)   $       1,179    $      (1,053)
                                                                                   =============    =============    =============

PRO FORMA DATA (UNAUDITED) (Note 2):
   Historical net loss applicable to Common shareholders                                                             $      (1,053)
   Pro forma provision for income taxes                                                                                        905
                                                                                                                     -------------
   Pro forma net loss                                                                                                $      (1,958)
                                                                                                                     =============
   Pro forma net loss per share                                                                                      $
                                                                                                                     =============
   Shares used in computing pro forma net loss per share
                                                                                                                     =============
   Supplemental pro forma net loss per share                                                                         $
                                                                                                                     =============
   Shares used in computing supplemental pro forma net loss per share
                                                                                                                     =============

       The accompanying notes are an integral part of these statements.

                               PIERCE LEAHY CORP.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                 (in thousands)




                                       Common Stock
                                     ----------------      Additional
                                      Class    Class        Paid-in        Accumulated
                                        A        B          Capital          Deficit          Total
                                     ------    ------      ----------      -----------      ---------
BALANCE, JANUARY 1, 1994             $  --     $  --        $    24          $(14,532)      $(14,508)

  Accretion of redeemable
    warrants                            --        --             --               (16)           (16)
  Net loss                              --        --             --            (4,791)        (4,791)
  Distributions to shareholders         --        --             --               (26)           (26)
                                     ------    ------       -------          --------       --------
BALANCE, DECEMBER 31, 1994              --        --             24           (19,365)       (19,341)

  Accretion of redeemable warrants      --        --             --              (889)          (889)
  Net income                            --        --             --             2,068          2,068
  Distributions to shareholders         --        --             --               (39)           (39)
                                     ------    ------       -------          --------       --------
BALANCE, DECEMBER 31, 1995              --        --             24           (18,225)       (18,201)

  Accretion of redeemable warrants      --        --             --            (1,561)        (1,561)
  Repurchase of Class A
    common stock (Note 7)               --        --             --            (1,450)        (1,450)
  Deemed distribution due to
    purchase of real estate and
    other assets from related
    parties (Note 10)                   --        --             --            (4,132)        (4,132)
  Net income                            --        --             --               508            508
  Distributions to shareholders         --        --             --              (602)          (602)
                                     ------    ------       -------          --------       --------

  BALANCE, DECEMBER 31, 1996         $  --     $  --        $    24          $(25,462)      $(25,438)
                                     ======    ======       =======          ========       ========


       The accompanying notes are an integral part of these statements.

                              PIERCE LEAHY CORP.
                              ------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                                (in thousands)
                                --------------

                                                                                                   For the Year Ended
                                                                                                       December 31

                                                                                         ---------------------------------------

                                                                                             1994          1995          1996
                                                                                         -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                      $   (4,791)   $    2,068    $      508
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities-
      Extraordinary charge                                                                    5,991         3,279         2,015
      Depreciation and amortization                                                           8,436         8,163        12,869
      Gain on sale of property and equipment                                                    --            --            (32)
      Amortization of deferred financing costs                                                1,068           533           516
      Imputed interest on long-term debt and
       noncompete obligation                                                                    229           --            --
      Increase in deferred rent                                                                  50            29           302
      Foreign currency adjustment of long-term debt                                             --            --             31
      Change in assets and liabilities, net of the effects
       from the purchase of businesses--
            (Increase) decrease in-
               Accounts receivable, net                                                      (2,061)         (360)       (2,408)
               Inventories                                                                      (46)         (347)          150
               Prepaid expenses and other                                                       (91)           57           747
               Other assets                                                                     255          (536)         (486)
            Increase (decrease) in-
               Accounts payable                                                               1,763          (978)        1,630
               Accrued expenses                                                                (170)        4,693        10,732
               Deferred revenues                                                                367           921            (8)
               Deferred income taxes                                                            --            --           (128)
                                                                                         ----------    ----------    ----------
            Net cash provided by operating activities                                        11,000        17,522        26,438
                                                                                         ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for businesses acquired, net of cash acquired                                     (4,663)      (28,355)      (61,176)
  Capital expenditures                                                                       (6,352)      (16,288)      (23,493)
  Purchase of real estate and other assets from related parties                                 --            --        (11,018)
  Client acquisition costs                                                                   (1,905)       (2,245)       (6,477)
  Deposits on pending acquisitions                                                              --            --           (850)
  Increase in intangible assets                                                                (943)       (4,274)       (5,618)
  Payments on noncompete agreements                                                             (70)         (153)         (333)
  Proceeds from sale of property and equipment                                                  --            --            123
                                                                                         ----------    ----------    ----------
            Net cash used in investing activities                                           (13,933)      (51,315)     (108,842)
                                                                                         ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (payments) on revolving line of credit                                      (7,700)         (900)        5,237
  Proceeds from issuance of long-term debt                                                   76,850       128,420       210,229
  Payments on long-term debt and capital lease obligations                                  (61,195)      (90,958)     (118,570)
  Prepayment penalties and cancellation of warrants                                          (1,781)          --         (2,625)
  Payment of debt financing costs                                                            (3,385)       (2,366)       (9,283)
  Repurchase of Common stock                                                                    --            --         (1,450)
  Distributions to shareholders                                                                 (26)          (39)         (602)
                                                                                         ----------    ----------    ----------
            Net cash provided by financing activities                                         2,763        34,157        82,936
                                                                                         ----------    ----------    ----------

NET INCREASE (DECREASE) IN CASH                                                                (170)          364           532

CASH, BEGINNING OF YEAR                                                                         528           358           722
                                                                                         ----------    ----------    ----------

CASH, END OF YEAR                                                                        $      358    $      722    $    1,254
                                                                                         ==========    ==========    ==========

SUPPLEMENTAL DISCLOSURE - CASH PAID FOR INTEREST                                         $    6,738    $    8,356    $    7,443
                                                                                         ==========    ==========    ==========

       The accompanying notes are an integral part of these statements.

                              PIERCE LEAHY CORP.
                              ------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

                               DECEMBER 31, 1996
                               -----------------

                       (In thousands except share data)
                       --------------------------------

1. BACKGROUND:
   -----------

Pierce Leahy Corp. and its majority-owned subsidiary, Pierce Leahy Command Company (together, the "Company"), stores and services business records for clients throughout the United States and Canada. The Company also sells storage containers and provides records management consulting services and imaging services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of Pierce Leahy Corp. and its 99%-owned subsidiary, Pierce Leahy Command Company. All intercompany accounts and transactions have been eliminated in consolidation. The minority interest in Pierce Leahy Command Company is not material to the consolidated financial statements.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories
-----------

Inventories, which consist of storage containers, are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment
----------------------

Property and equipment are stated at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets.

Goodwill
--------

Goodwill reflects the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Goodwill is amortized using the straight-line method from the date of acquisition over the expected period to be benefited, estimated at 30 years. The Company assesses the recoverability of goodwill, as well as other long-lived assets, based upon expectations of future undiscounted cash flows in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Client Acquisition Costs
------------------------

The unreimbursed costs of moving the records of new clients into the Company's facilities and sales commissions related to new client contracts have been capitalized and are included in intangible assets in the accompanying balance sheets (see Note 4). All such costs are being amortized on a straight-line basis over six years, which represent the average initial contract term.

Deferred Rent
-------------

Certain of the Company's leases for warehouse space provide for scheduled rent increases over the lease terms. The Company recognizes rent expense on a straight-line basis over the lease terms, with the excess of the rent charged to expense over the amount paid recorded as deferred rent in the accompanying balance sheets.

Health Insurance Reserve
------------------------

The Company self-insures for benefit claims under a health insurance plan provided to employees. The self-insurance was limited to $75 and $100 in claims per insured individual per year in 1995 and 1996, respectively, and a liability for claims incurred but not reported is reflected in the accompanying balance sheets. Specific stop loss insurance coverage is maintained to cover claims in excess of the coverage per insured individual per year.

Income Taxes
------------

The Company is a Subchapter S corporation and, therefore, any taxable income or loss for federal income tax purposes is passed through to the shareholders. While not subject to federal income taxes, the Company is subject to income taxes in certain states. The Company reports certain expenses in different periods for financial reporting and income tax purposes.

The Tax Reform Act of 1986 provides for a tax at the corporate level on gains realized on asset sales for a specified period following the election of Subchapter S status. Deferred taxes have been provided for taxes which may be triggered if the Company disposes of certain assets acquired in connection with an acquisition.

Recapitalization
----------------

In ___________ 1997, the Company effected a stock split, reclassified its Class A and Class B common stock as common stock, authorized _______ shares of undesignated preferred stock and increased its authorized common stock to _______ shares. All references in the accompanying financial statements to the number of common shares and per-share amounts have been retroactively restated to reflect the stock split.

Revenue Recognition
-------------------

Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. Deferred revenues represent amounts invoiced for storage services in advance of the rendering of the services. The costs of storage and service revenues are not separately distinguishable, as the revenue producing activities are interdependent and costs are not directly attributable or allocable in a meaningful way to those activities.

Change in Accounting Estimates
------------------------------

Effective January 1, 1995, the Company revised its estimates of the useful lives of certain long-term assets, as management re-evaluated in 1995 the appropriate useful lives of these types of assets given the significant increase in the level of capital expenditures and payments for businesses acquired (see Note 13) over prior years. The revised useful lives were determined based on an analysis of the Company's actual experiences in the use of such assets, along with other information gained during the acquisition process and the availability of other industry data. The revised useful lives are as follows:

                                                       Useful Life (Years)
                                                       -------------------
       Long-Term Asset                                   Old         New
     ------------------------                          -------     -------
     Buildings                                            25           40
     Warehouse equipment                                  12        12-20
     Client acquisition costs                              3            6
     Other intangibles                                     3           10
     Goodwill                                           5-20           30

The change in accounting estimates was effective January 1, 1995, and the aggregate effect of adopting these revised lives was to decrease amortization and depreciation expense and increase net income for the year ended December 31, 1995 by approximately $4,868.

Foreign Currency Translation
----------------------------

The balance sheets and statements of operations of the Canadian operations are translated into U.S. dollars using the rates of exchange at period end. All foreign currency transaction gains and losses are included in operations in the period in which they occur. The cumulative translation adjustment at December 31, 1995 and 1996 was not material to the consolidated financial statements.

New Accounting Pronouncements
-----------------------------

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure requirement of this pronouncement for the year ended December 31, 1996 (see Note 8). The adoption of this pronouncement had no impact on the Company's consolidated statements of operations.

Fair Value of Financial Instruments
-----------------------------------

For certain of the Company's financial instruments, including accounts receivable, accounts payable and accrued expenses, management believes that the carrying amounts approximate fair value due to their short maturities. The carrying amount and estimated fair value of the Company's Senior Subordinated Notes at December 31, 1996 were $200,000 and $182,648. The fair value of the Senior Subordinated Notes was estimated based on the quoted market prices offered for the Company's publicly traded debt securities.

Pro Forma Statement of Operations
---------------------------------

Upon completion of the equity offerings contemplated by this prospectus, the Company will terminate its status as a Subchapter S Corporation and will be subject to federal and state income taxes thereafter. Accordingly, for informational purposes, the accompanying statement of operations for the year ended December 31, 1996 includes an unaudited pro forma provision of $905 for the income taxes which would have been recorded if the Company had not been a Subchapter S Corporation, based on the tax laws in effect during the period.

Based on the tax effect of the cumulative difference between the financial reporting and income tax bases of assets and liabilities at December 31, 1996, a deferred income tax provision of approximately $6,600 would have been recorded had the Subchapter S Corporation status been terminated at that time. The actual deferred income tax provision to be recorded will reflect the effect of operations of the Company for the period from January 1, 1997 through the termination of its Subchapter S Corporation status.

Pro Forma Net Loss Per Share
----------------------------

Pro forma net loss per share was calculated by dividing pro forma net loss by the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, common stock equivalents issued by the Company during the 12 months immediately preceding the equity offerings contemplated by this prospectus have been included in the calculation of the shares used in computing pro forma net loss per share as if they were outstanding for the period presented (using the treasury stock method and the equity offerings price of $_______ per share).

Supplemental Pro Forma Net Loss Per Share
-----------------------------------------

Supplemental pro forma net loss per share is based on the weighted average number of shares of common stock and common stock equivalents used in the calculation of pro forma net loss per share plus the number of shares that would need to be issued in the equity offerings contemplated by this prospectus to repay $70,000 of senior subordinated notes and the related prepayment penalties. Pro forma net loss is increased by $______ for the year ended December 31, 1996 for the elimination of interest expense, net of tax, on the senior subordinated notes. The redemption will result in an extraordinary charge of approximately $10,000 in the quarter in which the redemption occurs.

3.  PROPERTY AND EQUIPMENT:
    -----------------------

                                                                                                         December 31
                                                                                               -----------------------------
                                                                               Life                1995             1996
                                                                          --------------       ------------     ------------
     Land                                                                       --             $      4,780     $      7,353
     Buildings and improvements                                             10-40 years              35,758           57,296
     Warehouse equipment (primarily shelving)                               12-20 years              53,943           71,773
     Data processing equipment and software                                     7 years              10,684           14,363
     Furniture and fixtures                                                     7 years               2,970            3,823
     Transportation equipment                                                   5 years               1,620            3,546
                                                                                               ------------     ------------
                                                                                                    109,755          158,154
     Less- Accumulated depreciation
             and amortization                                                                       (35,328)         (45,020)
                                                                                               ------------     ------------
                Net property and equipment                                                     $     74,427     $    113,134
                                                                                               ============     ============

Depreciation expense was $5,066, $4,325 and $6,652 for the years ended December 31, 1994, 1995, and 1996, respectively.

4.  INTANGIBLE ASSETS:
    ------------------

                                                                                                        December 31
                                                                                               -----------------------------
                                                                                                   1995             1996
                                                                                               ------------     ------------
     Goodwill                                                                                  $     25,857      $     69,417
     Client acquisition costs                                                                         8,680            15,157
     Noncompete agreements                                                                            6,980            11,287
     Deferred financing costs                                                                         2,248             9,267
     Other intangible assets                                                                          9,399            13,377
                                                                                               ------------      ------------
                                                                                                     53,164           118,505
     Less- Accumulated amortization                                                                 (14,543)          (20,961)
                                                                                               ------------      ------------
                Net intangible assets                                                          $     38,621      $     97,544
                                                                                               ============      ============

                                                                                                  December 31, 1996
                                                                                 ---------------------------------------------------

                                                                                                      Accumulated        Net Book
                                                                    Life              Cost           Amortization         Value
                                                               --------------    --------------    --------------     --------------

     Goodwill                                                        30 years    $       69,417    $       (3,817)    $       65,600
     Client acquisition costs                                         6 years            15,157            (5,052)            10,105
     Noncompete agreements                                        1 - 7 years            11,287            (6,976)             4,311
     Deferred financing costs                                        10 years             9,267              (385)             8,882
     Other intangible assets                                     3 - 15 years            13,377            (4,731)             8,646
                                                                                 --------------    --------------     --------------
                                                                                 $      118,505    $      (20,961)    $       97,544
                                                                                 ==============    ==============     ==============

Amortization of all intangible assets, other than deferred financing costs which are charged to interest expense, was $3,370, $3,838 and $6,217 for the years ended December 31, 1994,

1995, and 1996, respectively. Amortization of deferred financing costs was $1,068, $533, and $516 for the years ended December 31, 1994, 1995, and 1996, respectively. Capitalized client acquisition costs were $1,905, $2,245, and $6,477 and related amortization expense was $1,536, $909 and $1,688 for the years ended December 31, 1994, 1995, and 1996, respectively.

The Company continually evaluates whether events or circumstances have occurred that indicate that the remaining useful lives of the intangible assets should be revised or that the remaining balance of such assets may not be recoverable. As of December 31, 1996, the Company believes that no revisions to the remaining useful lives or write-downs of intangible assets are required.

5. ACCRUED EXPENSES:
   -----------------

                                                                                                    December 31
                                                                                       --------------------------------------
                                                                                              1995                1996
                                                                                       -----------------    -----------------
    Accrued salaries and commissions                                                   $          2,190     $           2,613
    Accrued vacation                                                                              2,140                 2,866
    Accrued interest                                                                                583                 9,840
    Other                                                                                         4,620                 5,244
                                                                                       ----------------     -----------------

                                                                                       $          9,533     $          20,563
                                                                                       ================     =================

6. LONG-TERM DEBT:
   ---------------

                                                                                                    December 31
                                                                                       --------------------------------------
                                                                                              1995                1996
                                                                                       ----------------    ------------------
11-1/8% Senior Subordinated Notes, due 2006                                            $             --    $          200,000
Canadian Revolver, interest at prime (5.4% at December 31, 1996)                                     --                 5,327
Seller Notes                                                                                         --                 7,600
Mortgage Notes                                                                                       --                 3,679
Borrowings under previous credit agreement (repaid in July 1996)                                118,208                    --
Other                                                                                                82                    34
                                                                                       ----------------     -----------------

                                                                                                118,290               216,640
Less- Current portion                                                                            (1,478)               (7,310)
                                                                                       ----------------     -----------------

                                                                                       $        116,812     $         209,330
                                                                                       ================     =================

In July 1996, the Company issued $200,000 of Senior Subordinated Notes (the "Notes") in a private offering. The Notes are general unsecured obligations of the Company, subordinated in right of payment to the senior indebtedness of the Company and senior in right of payment to any current or future subordinated indebtedness. The Notes mature on July 15, 2006, and bear interest at 11-1/8% per year , payable semiannually in arrears on January 15 and July 15, commencing January 15, 1997. The proceeds from the sale of the Notes were used to retire certain existing indebtedness of the Company under its previous credit facilities, to purchase certain properties from related party partnerships (see
Note 10), to redeem stock from a shareholder (see Note 7), to fund an acquisition and for general purposes. The Company must comply with all financial and operating covenants under the indenture for the Notes while the Notes are outstanding.

In August 1996, the Company entered into a new credit facility (the "Credit Facility") providing a revolving line of credit of U.S. $100 million in borrowings and CDN $35 million in borrowings by the Company's Canadian subsidiary. The Credit Facility is senior to all other indebtedness the Company may have and is secured by the stock of the Company's shareholders. Borrowings under the facility bear interest at prime plus an applicable margin, or at LIBOR plus an applicable margin, at the option of the Company. In addition to interest and other customary fees, the Company is obligated to remit a fee of 0.375% per year on unused commitments, payable quarterly. The aggregate available commitment under the Credit Facility will be reduced on a quarterly basis, beginning September 30, 1999. The Credit Facility matures on June 30, 2002, unless previously terminated. The Company must comply with all financial and operating covenants under the Credit Facility during the term of the agreement. The Company's available borrowing capacity under the Credit Facility is contingent upon the Company meeting certain financial ratios and other criteria.

The highest amount outstanding under the current Canadian revolver during the year ended December 31, 1996, was $5,691. The average amount outstanding on the Canadian revolver during the year was $5,037, while the weighted average interest rate was 5.8%. There were no borrowings under the current U.S. revolver in 1996. The highest amount outstanding under the previous credit facility for the year ended December 31, 1996 was $6,582, the average amount outstanding was $3,251, and the weighted average interest rate was 9.62%.

In connection with certain acquisitions completed in 1996, notes for $7,600 were issued to the sellers. The notes bear interest at 5% per year and $7,100 was repaid in 1997. The remaining note is due in 1998.

In connection with the purchase of real estate from related parties (see Note
10) and an acquisition completed in 1996, the Company assumed $1,114 and $2,630 of mortgage notes, respectively. The notes bear interest at 10.5% and 8%, respectively, and require monthly principal and interest payments of $20 and $22, with balloon payments due in 2002 and 2001, respectively.

Future scheduled principal payments on the Company's long-term debt at December 31, 1996 are as follows:

             1997                                           $     7,310
             1998                                                   705
             1999                                                   207
             2000                                                   218
             2001                                                   231
             2002 and thereafter                                207,969
                                                            -----------
                                                            $   216,640
                                                            -----------

Upon entering into the previous credit facilities in 1993 and 1994, the Company issued warrants to certain lenders to purchase common stock. Warrants to purchase ___ shares at $__ per share were issued in 1993 and ___ shares at $___ per share were issued in 1994.

Management assigned an initial value of $338 to the 1993 warrants and $87 to the 1994 warrants for financial reporting purposes. The Company called the warrants in February 1996 at an amount which was determined by a formula defined in the credit agreement. The change in value of the redeemable warrants from the initial value has been accreted through a charge to shareholders' deficit in the accompanying financial statements. The warrants were redeemed for $2,625 in 1996 and there are no outstanding warrants at December 31, 1996.

Debt refinancings occurred in 1994, 1995 and 1996, resulting in the write-off of previously deferred financing costs of $3,980, $2,779 and $2,015, respectively, and prepayment and other charges (including the write-off of unamortized debt discount) of $2,011 in 1994 and $500 in 1995. Such write-offs and charges have been recorded as extraordinary items in the accompanying consolidated statements of operations.

7. COMMON STOCK:
   -------------

At December 31, 1995 and 1996, the Company's common stock was comprised of the following:

                                                   Class A       Class B
                                                  ----------    ----------
     Par value                                    $      .01    $      .01
     Shares authorized
     Shares issued and outstanding--1996
     Shares issued and outstanding--1995

In 1996, the Company redeemed 100 shares of Class A common stock for $1,450 and canceled these shares.

8. STOCK OPTIONS:
   --------------

In September 1994, the Company established a nonqualified stock option plan which provides for the granting to key employees of options to purchase an aggregate of ____ shares of common stock. The shares available for grant were increased by ___ in December 1996. Options to purchase ___ shares at $__ per share were granted on January 1, 1995 and options to purchase ___ shares at $__ per share were granted on January 1, 1996. Option grants, when vested, are exercisable at the earlier of the tenth anniversary of the date of grant or the first date on which the Company ceases to be an S Corporation, and have an exercise price equal to the fair market value of the common stock on the date of grant. Fair market value is determined based on a formula, as defined in the option plan. The options vest in five equal annual installments beginning on the first anniversary of the date of grant. At December 31, 1996, options for ___ shares were vested. As of December 31, 1995 and 1996, no options were exercisable.

At December 31, 1996, the total options outstanding are _____ with exercise prices between $____ to $____ and a weighted average exercise price of $_____. The options contain no expiration dates, however, no options are exercisable. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for the grants in 1995 and 1996.

                                                    1995           1996
                                                 ----------     ----------
     Risk free interest rates                         8.0%           5.6%
     Expected lives of options                     7 years        7 years
     Expected dividend yields                        N/A            N/A
     Expected volatility                               15%            15%

The fair value of each option granted in 1995 and 1996 is $2, as determined under the provisions of Statement of Financial Accounting Standards No. 123. The Company's net income would have been reduced and the following pro forma results would have been reported had compensation cost been recorded for the fair value of the options granted:

                                                    1995           1996
                                                 ----------     ----------
     Net income, as reported                     $  2,068       $    508
     Pro forma net income                           1,799             91

The Statement of Financial Accounting Standards No. 123 method of accounting is applied only to options granted after January 1, 1995. The resulting pro forma compensation cost may not be representative of the amount to be expected in future years due to the vesting schedule of the options.

On January 1, 1997, the Company granted options to acquire ______ shares of common stock at $________ per share. The deferred compensation related to these options will be amortized over the vesting period. Due to the acceleration of the vesting of these options which will occur upon the completion of the equity offerings contemplated by this prospectus, the Company will record a charge of approximately $_____ for the estimated unamortized compensation on these options.

9. COMMITMENTS AND CONTINGENCIES:
   ------------------------------

Operating Leases
----------------

At December 31, 1996, the Company was obligated under noncancelable operating leases, including the related-party leases discussed below, for warehouse space, office equipment and transportation equipment. These leases expire at various times through 2015 and require minimum rentals, subject to escalation, as follows:

     1997                                                $    22,632
     1998                                                     21,136
     1999                                                     18,870
     2000                                                     16,761
     2001                                                     15,566
     2002 and thereafter                                      39,487
                                                         -----------

                                                         $   134,452
                                                         ===========

Rent expense was approximately $12,262, $14,098, and $17,008 for the years ended December 31, 1994, 1995 and 1996, respectively. Some of the leases for warehouse space provide for purchase options on the facilities at certain dates.

The Company leases office and warehouse space at prices which, in the opinion of management, approximate market rates from entities which are owned by certain shareholders, officers and employees of the Company. Rent expense on these leases was approximately $7,658, $8,201, and $9,019 for the years ended December 31, 1994, 1995, and 1996, respectively. A significant portion of the related party rent expense was reduced through the purchase of certain real estate and the buy-out of certain lease interests in July 1996 (see Note 10).

Other Matters
-------------

The Company has entered into a consulting agreement with a shareholder of the Company and consulting agreements with several of the former owners of acquired businesses (see Note 12). These agreements require the following minimum payments:

     1997                                                $   480
     1998                                                     98
     1999                                                     40
     2000                                                     40
     2001                                                     40
     2002 and thereafter                                     130
                                                         -------

                                                         $   828
                                                         =======

The Company is party to various claims arising in the ordinary course of business. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations.

10. RELATED PARTY TRANSACTIONS:
    ---------------------------

In July 1996, the Company purchased certain real estate previously leased and other assets from two partnerships, whose partners are shareholders of the Company. The payment for the purchased real estate and other assets was $11,018 plus the assumption of a $1,114 mortgage. Since the transaction was with related parties, the real estate was recorded at its depreciated cost and the deferred rent liability on the leases was eliminated as a credit to shareholders' deficit. The $4,312 difference between the purchase price and the depreciated cost was charged to shareholders' deficit as a deemed distribution. In addition, the Company bought out certain lease commitments from a related party partnership for $2,764. This lease buy-out cost was recorded as a non-recurring charge in the 1996 consolidated statement of operations.

The Company had an agreement with a shareholder of the Company that required payments of $60 per year for five years upon the death of the shareholder. The present value of this benefit was recorded as a liability by the Company. In July 1996, the Company decided to make monthly pension payments to the shareholder and terminated the previous agreement. The pension payments are $8 per month until the death of the shareholder or his spouse. The $490 difference between the present value of this benefit and the liability previously reported was recorded as a non-recurring charge in the 1996 consolidated statement of operations.

The Company paid financial advisory fees to an investment banking firm of which a director of the Company is the managing director. The fees were approximately $800, $700 and $800 in 1996, 1995 and 1994 respectively.

In December 1993, the Company borrowed $80 from a shareholder which bears interest at 7%. The note was repaid in 1996.

11. EMPLOYEE BENEFIT PLANS:
    -----------------------

The Company maintains a discretionary profit sharing and a 401 (k) plan for substantially all full-time employees over the age of 20-1/2 and with more than 1,000 hours of service. Participants in the 401(k) plan may elect to defer a specified percentage of their compensation on a pretax basis. The Company is required to make matching contributions equal to 25% of the employee's contribution up to a maximum of 2% of the employee's annual compensation. Participants become vested in the Company's matching contribution over three to seven years. The expense relating to these plans was $506, $591, and $1,122 for the years ended December 31, 1994, 1995 and 1996, respectively.

12. STOCK PURCHASE AGREEMENTS:
    --------------------------

The Company and certain shareholders are parties to an agreement which provides that, in the event of a shareholder's desire to transfer his ownership interest, the other shareholders party to the agreement and/or the Company have the right of first refusal to purchase the stock under the terms specified in the agreement. The agreement also provides that, in the event of a shareholder's death, the Company will purchase the stock from the estate of the deceased under the terms and at the amount per share, subject to periodic adjustment, specified in the agreement. The purchase would be funded, in part, from the proceeds of insurance policies currently in place ($37,700 face value). The stock purchase agreement will be terminated upon completion of the equity offerings.

13. ACQUISITIONS:
    -------------

In 1995, the Company completed five acquisitions of records management businesses for an aggregate cash purchase price of $28,994. The most significant of these acquisitions was for $16,022 in October 1995; all others were individually less than $5,000. In 1996, the Company completed 12 acquisitions for an aggregate cash purchase price of $62,165 (of which $14,000 was for one transaction in May 1996 and $13,500 was for another transaction in October
1996). In addition to these cash payments, an acquisition in 1995 provided for a $800 noncompete obligation payable over three years and an acquisition during 1996 provided for a $400 noncompete obligation payable over one year. The noncompete liability at December 31, 1996 was $783. Each of these acquisitions was accounted for using the purchase method of accounting and, accordingly, the results of operations for each acquisition have been included in the consolidated results of the Company from the respective acquisition dates. The excess of the purchase price over the underlying fair value of the assets and liabilities acquired has been allocated to goodwill ($17,549 and $43,062 in 1995 and 1996, respectively) and is being amortized over the estimated benefit period of 30 years. In connection with certain of the acquisitions, the Company entered into consulting agreements with several of the former owners of the acquired businesses which require aggregate commitments of $498 at December 31, 1996 (see
Note 9).

A summary of the cash paid for the purchase price as of the acquisitions is as follows:

                                                    1995            1996
                                                 ----------      ----------
     Fair value of assets acquired               $   36,171      $   82,515
     Liabilities assumed                             (7,177)         (1,896)
     Cash acquired                                     (639)         (1,013)
                                                 ----------      ----------

        Net cash paid                            $   28,355      $   79,606
                                                 ==========      ==========

Included in the 1996 amounts are $18,917 of fair value of assets acquired, $464 of liabilities assumed, $23 of cash acquired and $18,430 of net cash paid on acquisitions that were completed subsequent to December 31, 1996.

The following unaudited pro forma information shows the results of the Company's operations for the years ended December 31, 1995 and 1996 as though each of the completed acquisitions had occurred as of January 1, 1995:

                                                   Year Ended December 31
                                                 --------------------------
                                                    1995            1996
                                                 ----------      ----------
     Total revenues                              $  139,755      $  150,788

     Net income                                       2,357           1,721

The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of January 1, 1995, or the results that may occur in the future. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs which may occur as a result of the integration and consolidation of the acquired companies.

Subsequent to December 31, 1996, the Company signed a definitive agreement to purchase a regional records management company for approximately $62,000, which it intends to finance through borrowings under its Credit Facility. The acquisition is subject to due diligence and customary conditions.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of  Security Archives, Inc.:

  We have audited the accompanying balance sheets of Security Archives, Inc. as of June 30, 1995 and 1994, and the related statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Security Archives, Inc. as of June 30, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

  As discussed in Notes 1, 2 and 4 to the financial statements, during 1994, the Company changed its methods of accounting for investments in equity securities and income taxes to conform with Statements of Financial Accounting Standards No. 115 and No. 109, respectively.

DELOITTE & TOUCHE LLP

Dallas, Texas
August 14, 1995

                            SECURITY ARCHIVES, INC.

                                 BALANCE SHEETS

                                                JUNE 30,
                                         ------------------------   MARCH 31,
                                            1994         1995         1996
                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............. $   465,058  $   387,354  $   703,129
  Accounts receivable...................     205,599      245,839      253,966
  Prepaid expenses......................     169,191      243,886      325,272
                                         -----------  -----------  -----------
    Total current assets................     839,848      877,079    1,282,367
PROPERTY, PLANT AND EQUIPMENT:
  Land..................................   1,128,822    1,128,822    1,128,822
  Buildings and improvements............   2,533,200    2,646,548    3,260,627
  Equipment.............................   4,106,862    4,430,263    4,449,706
                                         -----------  -----------  -----------
                                           7,768,884    8,205,633    8,839,155
  Less accumulated depreciation.........  (3,892,935)  (3,849,502)  (3,845,308)
                                         -----------  -----------  -----------
                                           3,875,949    4,356,131    4,993,847
INVESTMENTS--Available for sale (Note
 2).....................................     989,795      341,264          --
DEFERRED INCOME TAXES (Note 4)..........      13,495          --           --
OTHER ASSETS............................     112,835      136,447      123,191
                                         -----------  -----------  -----------
    TOTAL ASSETS........................ $ 5,831,922  $ 5,710,921  $ 6,399,405
                                         ===========  ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt
   (Note 3)............................. $   157,564  $       --   $       --
  Accounts payable......................      76,239      243,682       92,917
  Accrued expenses......................     123,201      153,768      107,788
  Deferred income taxes (Note 4)........      51,877       52,659       55,234
  Other.................................      23,000       23,000       23,000
                                         -----------  -----------  -----------
    Total current liabilities...........     431,881      473,109      278,939
LONG-TERM DEBT, NET OF CURRENT
 MATURITIES (Note 3)....................   1,477,994          --           --
DEFERRED INCOME TAXES (Note 4)..........         --         3,485        6,699
COMMITMENTS (Note 5)....................
STOCKHOLDERS' EQUITY (Notes 3 and 5):
  Common stock--par value $50 per share;
   100 shares authorized
   and issued...........................       5,000        5,000        5,000
  Treasury stock--56 shares, at cost....  (2,475,958)  (2,475,958)  (2,475,958)
  Unrealized losses on investments (Note
   2)...................................     (46,877)     (10,384)         --
  Retained earnings.....................   6,439,882    7,715,669    8,584,725
                                         -----------  -----------  -----------
    Total stockholders' equity..........   3,922,047    5,234,327    6,113,767
                                         -----------  -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY................................. $ 5,831,922  $ 5,710,921  $ 6,399,405
                                         ===========  ===========  ===========

                       See notes to financial statements.

                            SECURITY ARCHIVES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                         FOR THE NINE  MONTHS
                                  FOR THE YEAR ENDED             ENDED
                                       JUNE 30,                MARCH 31,
                                 ----------------------  ----------------------
                                    1994        1995        1995        1996
                                 ----------  ----------  ----------  ----------
                                                              (UNAUDITED)
REVENUE:
  Storage charges..............  $2,470,703  $2,812,673  $2,095,542  $2,295,615
  Pickup and delivery..........     840,040     857,638     652,376     593,938
  Retrieval, refile and
   catalog.....................     497,428     510,573     377,658     385,756
  Document disintegration......     293,869     363,311     272,621     225,732
  Cart service.................      78,630      81,397      62,640      58,010
  Deposit on boxes.............      71,326      70,151      55,112      59,601
  Miscellaneous................     105,141     287,997     162,965     322,105
                                 ----------  ----------  ----------  ----------
                                  4,357,137   4,983,740   3,678,914   3,940,757
EXPENSES:
  Storage......................     553,977     651,482     483,724     393,011
  Handling.....................   1,115,739   1,082,665     712,810     793,837
  General and administrative...   1,085,490   1,192,996   1,000,197   1,462,215
                                 ----------  ----------  ----------  ----------
                                  2,755,206   2,927,143   2,196,731   2,649,063
                                 ----------  ----------  ----------  ----------
OPERATING PROFIT...............   1,601,931   2,056,597   1,482,183   1,291,694
OTHER INCOME (EXPENSE):
  Interest income..............      69,285      87,400      20,458       9,172
  Interest expense.............    (154,326)   (112,938)   (106,068)        --
  Other........................      60,684     (52,624)    (16,082)      8,190
                                 ----------  ----------  ----------  ----------
INCOME BEFORE INCOME TAXES AND
 CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE..........   1,577,574   1,978,435   1,380,491   1,309,056
PROVISION FOR INCOME TAXES
 (Note 4)......................    (616,491)   (702,648)   (485,000)   (440,000)
                                 ----------  ----------  ----------  ----------
INCOME BEFORE CUMULATIVE EFFECT
 OF CHANGE IN ACCOUNTING PRIN-
 CIPLE.........................     961,083   1,275,787     895,491     869,056
CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE (Note
 4)............................      53,283         --          --          --
                                 ----------  ----------  ----------  ----------
NET INCOME.....................   1,014,366   1,275,787     895,491     869,056
RETAINED EARNINGS, BEGINNING OF
 YEAR..........................   5,425,516   6,439,882   6,439,882   7,715,669
                                 ----------  ----------  ----------  ----------
RETAINED EARNINGS, END OF
 YEAR..........................  $6,439,882  $7,715,669  $7,335,373  $8,584,725
                                 ==========  ==========  ==========  ==========

                       See notes to financial statements.

                            SECURITY ARCHIVES, INC.

                            STATEMENTS OF CASH FLOWS

                                                            FOR THE NINE
                                FOR THE YEARS ENDED         MONTHS ENDED
                                     JUNE 30,                 MARCH 31,
                              ------------------------  ----------------------
                                 1994         1995        1995        1996
                              -----------  -----------  ---------  -----------
                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net Income................. $ 1,014,366  $ 1,275,787  $ 895,491  $   869,056
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities................
  Depreciation...............     463,797      509,516    371,980      437,161
  Loss (gain) on disposal of
   assets....................     (44,441)      28,454        --        61,556
  Loss on sale of
   investments...............      19,435       24,813     20,615       10,384
  Deferred income tax
   expense...................      26,400       (3,747)    17,763        5,789
  Changes in operating assets
   and liabilities:
    (Increase) decrease in
     accounts receivable.....       9,563      (40,240)   (96,301)      (8,127)
    Decrease in income taxes
     receivable..............      31,066          --         --           --
    (Increase) decrease in
     prepaid expenses........    (140,247)     (74,695)     1,380      (81,386)
    (Increase) decrease in
     other assets............    (100,758)     (23,612)    19,171       13,256
    Increase (decrease) in
     accounts payable........      17,107      167,443    (33,472)    (150,765)
    Increase (decrease) in
     accrued expenses........     (73,916)      30,567    108,681      (45,980)
    Increase in other
     liabilities.............      23,000          --         --           --
                              -----------  -----------  ---------  -----------
      Net cash provided by
       operating activities..   1,245,372    1,894,286  1,305,308    1,110,944
                              -----------  -----------  ---------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Purchase of property, plant
   and equipment.............  (1,193,989)  (1,018,150)  (660,593)  (1,136,433)
  Proceeds from sale of
   property..................      79,771          --         --           --
  Purchases of investments...  (1,070,373)     (58,250)   (52,145)         --
  Proceeds from sale of
   investments...............   1,012,178      739,968     20,316      341,264
                              -----------  -----------  ---------  -----------
      Net cash used in
       investing activities..  (1,172,413)    (336,432)  (692,422)    (795,169)
                              -----------  -----------  ---------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES--Principal
 payments of long-term debt..    (144,051)  (1,635,558)  (116,844)         --
                              -----------  -----------  ---------  -----------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS...     (71,092)     (77,704)   496,042      315,775
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD.........     536,150      465,058    465,058      387,354
                              -----------  -----------  ---------  -----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD............... $   465,058  $   387,354  $ 961,100  $   703,129
                              -----------  -----------  ---------  -----------
SUPPLEMENTAL DISCLOSURE:
  Cash payments for:
    Interest................. $   154,326  $   112,938  $ 106,068  $       --
                              -----------  -----------  ---------  -----------
    Income taxes............. $   413,255  $   485,000  $ 400,000  $   400,000
                              -----------  -----------  ---------  -----------
  Noncash Investing
   activities:
    Unrealized loss on
     investments............. $    46,877  $    10,384  $  12,576  $       --
                              -----------  -----------  ---------  -----------

                       See notes to financial statements.

                            SECURITY ARCHIVES, INC.

       NOTES TO FINANCIAL STATEMENTS YEARS ENDED JUNE 30, 1995 AND 1994

(INFORMATION AS OF MARCH 31, 1996 AND FOR THE NINE MONTHS ENDED MARCH 31, 1995
                            AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General--Security Archives, Inc. (the "Company"), a Texas corporation, is engaged in the storage, delivery, retrieval and destruction of documents for companies in the north Texas area.

  Interim Consolidated Financial Statements--The consolidated balance sheets as of March 31, 1996 and the consolidated statements of operations for the three months ended March 31, 1995 and 1996 are unaudited and, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for those interim periods. The results of operations for the three months ended March 31, 1995 and 1996 are not necessarily indicative of the results to be expected for the full year.

  Investments--The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), effective June 30, 1994. Under SFAS 115, investments are classified as held-to-maturity, available-for-sale, or trading, depending on the Company's ability and intent with respect to the use of individual securities. The Company's investments at June 30, 1995 and 1994, are classified as available-for-sale and are carried at fair value.

  Property, Plant and Equipment--Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 18 years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Deductions are made for retirements resulting from the renewals or betterments.

  Income Taxes--Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which changed the method of accounting for income taxes from the deferred method to the liability method. Under the liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

  Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

2. INVESTMENTS

  The Company adopted SFAS 115 effective June 30, 1994. Investments at June 30, 1995 and 1994, consisting of shares of the Phoenix Tax-Exempt Bond Portfolio, are classified as available-for-sale and have a cost of $357,438 and $1,063,968 and a fair value, as determined by quoted market prices, of $341,264 and $989,795, at June 30, 1995 and 1994, respectively. The net unrealized losses included in stockholders' equity at June 30, 1995 and 1994, was $10,384 and $46,877, net of income taxes of $5,790 and $27,296, respectively.

  In fiscal year 1995, the Company sold shares with a cost of $764,781 for $739,968, resulting in a realized loss of $24,813. The losses were calculated using the average cost method.

3. LONG-TERM DEBT

  Long-term debt at June 30, 1994, consisted of a 9% note payable to the former majority stockholder for the purchase of 56 shares of common stock in the amount of $1,635,558, of which $157,564 represented amounts due in 1995. During June 1995, the Company paid off the note in full.

4. INCOME TAXES

  Effective July 1, 1993, the Company adopted SFAS 109. The cumulative effect of this accounting change has been credited to 1994 income as a separate item.

  The provision for income taxes consists of the following:

                                                                1995      1994
                                                              --------  --------
   Current federal........................................... $641,704  $471,383
   Current state.............................................   78,706    58,260
   Deferred..................................................  (17,762)   86,848
                                                              --------  --------
   Total..................................................... $702,648  $616,491
                                                              ========  ========

  Deferred income taxes at June 30, 1995 and 1994, principally related to the use of accelerated depreciation methods for tax purposes on property, plant and equipment and prepaid insurance.

  The Company's effective income tax rate differs from the federal statutory rate primarily from state income taxes (net of federal tax benefit).

5. COMMITMENTS

  During 1989, the Company entered into a stock repurchase agreement with a stockholder. Under the terms of the agreement, the Company will purchase the stockholder's shares upon the stockholder's death at the greater of the book value of the shares or the amount of the life insurance proceeds received by the Company from a policy on the stockholder's life. Payment of the purchase price would be made in quarterly payments over four years, bearing interest at 8% per annum. At June 30, 1995, the stockholder held 12 shares of stock at a book value of $118,962 per share. The Company owns a $500,000 face value life insurance policy on the stockholder.

                          [inside back cover artwork]

================================================================================

  No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with the offer contained herein other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

                             ---------------------

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Prospectus Summary........................................................  1
Risk Factors..............................................................  9
The Company............................................................... 14
Concurrent Offering....................................................... 14
Use of Proceeds........................................................... 15
Dividend Policy........................................................... 15
Dilution.................................................................. 16
Capitalization............................................................ 17
Pro Forma Financial Data.................................................. 18
Selected Historical and Pro Forma Consolidated
 Statements of Operations, Other Data and Balance Sheets.................. 24
Management's Discussion and Analysis of
 Financial Condition and Results of Operations............................ 28
Business.................................................................. 37
Management................................................................ 48
Certain Transactions...................................................... 56
Principal and Selling Shareholders........................................ 57
Description of Capital Stock.............................................. 58
Description of Certain Indebtedness....................................... 60
Shares Eligible for Future Sale........................................... 62
Certain U.S. Tax Consequences to Non-U.S. Shareholders.................... 63
Underwriting.............................................................. 64
Legal Matters............................................................. 67
Experts................................................................... 67
Available Information..................................................... 67
Index to Consolidated Financial Statements................................F-1


                             ---------------------

   Until                , 1997 (25 days after the commencement of the Equity
Offerings), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


================================================================================


================================================================================


                               __________ Shares


                              Pierce Leahy Corp.


                                 Common Stock



                                    [LOGO]



                   -----------------------------------------

                                  PROSPECTUS

                              ____________, 1997
                   -----------------------------------------



                               Smith Barney Inc.

                              Merrill Lynch & Co.


================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                  SUBJECT TO COMPLETION, DATED MARCH 11, 1997
PROSPECTUS
                               __________ Shares
                              Pierce Leahy Corp.
[LOGO]
                                 Common Stock

                             ---------------------

          Of the ___________ shares of Common Stock of Pierce Leahy Corp. (the "Company") offered hereby, __________ shares are being sold by the Company and __________ shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

          Of the __________ shares of Common Stock offered hereby, __________ shares are being offered for sale in an international offering outside of the United States and Canada (the "International Equity Offering") by the Managers (as defined herein) and ______________ shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Equity Offering" and together with the International Equity Offering, the "Equity Offerings") by the U.S. Underwriters (as defined herein).

          Prior to the Equity Offerings, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $__________ and $___________ per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

          Concurrently with the Equity Offerings, the Company is offering
$_____________ aggregate principal amount of     % Senior Subordinated Notes due
2007 by a separate prospectus (the "Notes Offering" and together with the Equity Offerings, the "Offerings"). The consummation of the Equity Offerings is not conditioned upon the consummation of the Notes Offering.

          This document may not be passed on in the United Kingdom to any person unless that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom this document may otherwise lawfully be issued or passed on.

          Application has been made to have the Common Stock listed on the New York Stock Exchange under the symbol "_______."

          See "Risk Factors" commencing on page 9 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 ========================================================================================
               Price to    Underwriting Discounts   Proceeds to          Proceeds to
                Public     and Commissions(1)       Company(2)      Selling Shareholders
-----------------------------------------------------------------------------------------
Per Share
-----------------------------------------------------------------------------------------
Total(3)
=========================================================================================

(1) For information regarding indemnification of the Managers and the U.S. Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $__________, all of which are payable by the Company.
(3) The Company and the Selling Shareholders have granted the U.S. Underwriters a 30-day option to purchase up to an aggregate of ___________ and __________ additional shares of Common Stock, respectively, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $_________, $__________, $___________ and $___________, respectively.


          The shares of Common Stock are being offered by the several Managers named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about _____________, 1997 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

Smith Barney Inc.                                   Merrill Lynch International
       , 1997

================================================================================

  No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with the offer contained herein other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

                             ---------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary...........................................................  1
Risk Factors.................................................................  9
The Company.................................................................. 14
Concurrent Offering.......................................................... 14
Use of Proceeds.............................................................. 15
Dividend Policy.............................................................. 15
Dilution..................................................................... 16
Capitalization............................................................... 17
Pro Forma Financial Data..................................................... 18
Selected Historical and Pro Forms Consolidated
 Statements of Operations, Other Data and Balance Sheets..................... 24
Management's Discussion and Analysis of
 Financial Condition and Results of Operations............................... 28
Business..................................................................... 37
Management................................................................... 48
Certain Transactions......................................................... 56
Principal and Selling Shareholders........................................... 57
Description of Capital Stock................................................. 58
Description of Certain Indebtedness.......................................... 60
Shares Eligible for Future Sale.............................................. 62
Certain U.S. Tax Consequences to Non-U.S. Shareholders....................... 63
Underwriting................................................................. 64
Legal Matters................................................................ 67
Experts...................................................................... 67
Available Information........................................................ 67
Index to Consolidated Financial Statements...................................F-1


                             ---------------------

   Until                , 1997 (25 days after the commencement of the Equity
Offerings), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


================================================================================

================================================================================

                               __________ Shares


                              Pierce Leahy Corp.


                                 Common Stock



                                    [LOGO]



                   -----------------------------------------

                                  PROSPECTUS

                              ____________, 1997
                   -----------------------------------------



                               Smith Barney Inc.

                          Merrill Lynch International



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

         The following table sets forth fees payable to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the New York Stock Exchange and other expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All of the fees and expenses will be paid by the Company.

         Securities and Exchange Commission Registration Fee...........$ 33,334
         National Association of Securities Dealers, Inc. Filing Fee
         New York Stock Exchange Listing Fee
         Legal Fees and Expenses.......................................     *
         Accounting Fees and Expenses..................................     *
         Blue Sky Fees and Expenses....................................     *
         Transfer Agent Fees and Expenses..............................     *
         Printing Expenses.............................................     *
         Miscellaneous.................................................     *
                                                                        --------
             Total..................................................... $   *
                                                                        ========

____________________
* Estimated

Item 14.  Indemnification of Directors and Officers

         Subchapter D (Sections 1741 through 1750) of Chapter 17 the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), contains provisions for mandatory and discretionary indemnification of a corporation's directors, officers, employees and agents (collectively "Representatives"), and related matters.

         Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors, officers and other Representatives under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party or threatened to be made a party by reason of his being a Representative of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 1742 provides for indemnification with respect to derivative and corporate actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

         Section 1743 provides that indemnification against expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in Section 1741 or 1742.

     Section 1744 provides that unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct, and such determination will be made by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or by the shareholders.

     Section 1745 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the PBCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

     Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the PBCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office.

     Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by him in his capacity as a Representative, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the PBCL.

     Sections 1748 and 1749 apply the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the PBCL to successor corporations resulting from consolidation, merger or division and to service as a representative of a corporation or an employee benefit plan.

     Section ___ of the Company's Bylaws provides indemnification to directors and officers for all actions taken by them and for all failures to take action to the fullest extent permitted by Pennsylvania law against all expense, liability and loss reasonably incurred or suffered by them in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the Company), whether civil, criminal, administrative, investigative or through arbitration. Section ___ also permits the Company, by action of its Board of Directors, to indemnify officers, employees and other persons to the same extent as directors. Amendments, repeals or modifications of Section ___ can only be prospective and such changes require the affirmative vote of not less than all of the directors then serving or holders of a majority of the outstanding shares of stock of the Company entitled to vote in elections of directors. Section ___ further permits the Company to maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any such expenses, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Pennsylvania or other law.

     See Section ____ of the U.S. Underwriting Agreement and Section ____ of the International Underwriting Agreement, filed as Exhibits 1.1 and 1.2 hereto, respectively, pursuant to which the Underwriters agree to indemnify the Company, its directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

Item 15.  Recent Sales of Unregistered Securities

     In April 1997, the Company undertook a recapitalization in which shares of voting and nonvoting Common Stock were reclassified into one class of shares of Common Stock. The Company was then redomesticated into Pennsylvania pursuant to a merger (all such transactions, the "Stock Recapitalization"). The Stock Recapitalization was exempt from registration under Section 3(a)(9) of the Securities Act of 1933 (the "Securities Act").

     In July 1996, the Company sold $200,000,000 aggregate principal amount of 11-1/8% Senior Subordinated Notes due 2006 (the "1996 Notes") to "qualified institutional buyers," as defined in Rule 144A under the Securities Act. The sale of the 1996 Notes was exempt from the registration provisions of the Securities Act pursuant to Section 4(2) thereof.


Item 16.  Exhibits and Financial Statement Schedules

    (a)    Exhibits


Exhibit
   No.       Exhibit
-------      -------
 1.1    Form of U.S. Underwriting Agreement

 1.2    Form of International Underwriting Agreement

 3.1    Articles of Incorporation of the Company

 3.2    Bylaws of the Company

 5      Opinion of Cozen and O'Connor

 9 Voting Trust Agreement dated April __, 1997 by and among certain shareholders of the Company

10.1 Pierce Leahy Corp. Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4, File No. 333-9963)

10.2    Pierce Leahy Corp. 1997 Stock Option Plan

10.3    Credit Agreement, dated as of August 13, 1996, among the Company, Pierce
        Leahy Command Company, the several lenders from time to time parties thereto, Canadian Imperial Bank of Commerce, as Canadian Administrative
        Agent, and Canadian Imperial Bank of Commerce, New York Agency, as U.S.
        administrative agent, together with certain collateral documents attached thereto, including the form of US$ Note, the form of Canadian$
        Note, the form of the U.S. Global Guarantee and Security Agreement made by the Company, certain of its affiliates and subsidiaries and its shareholders in favor of the U.S. Administrative Agent, the form of Canadian Security Agreement between Pierce Leahy Command Company and the
        Canadian Administrative Agent and the form of Pledge and Intercreditor
        Agreement among certain of the Company's affiliates, the US
        Administrative Agent and the Canadian Administrative Agent (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4, File No. 333-9963)

10.4 Indenture, dated as of July 15, 1996, among the Company, as issuer, and United States Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form
        S-4, File No. 333-9963)



 Exhibit
    No.        Exhibit
 -------       -------
10.5    Indenture dated as of ___________, 1997, among the Company, as issuer, and ____________________, as trustee

10.6    Share Purchase Agreement dated September 30, 1995 between the Company and Moore Corporation Limited (incorporated by reference to Exhibit
        10.5 to the Company's Registration Statement on Form S-4, File No. 333-
        9963)

10.7    Stock Purchase Agreement dated April 17, 1996 among the Company and
        Security Archives, Inc. and Patrick G. Clayton, Carol A. Clayton and
        Byron Wood Clayton (incorporated by reference to Exhibit 10.6 to the
        Company's Registration Statement on Form S-4, File No. 333-9963)

10.8    Stock Purchase Agreement dated as of February 27, 1997 between the
        Company, Records Management Services, Inc. and certain shareholders of
        Records Management Services, Inc. (incorporated by reference to Exhibit
        10.7 to the Company's Annual Report on Form 10-K for the year ended
        December 31, 1996)

10.9 Tax Indemnification Agreement dated __________, 1997 among the Company and certain of its shareholders

11      Statement re: computation of per share earnings

21      Subsidiaries of the Registrant

23.1    Consent of Cozen and O'Connor (included in Exhibit 5)

23.2*   Consent of Arthur Andersen LLP

23.3*   Consent of Deloitte & Touche LLP

24      Power of Attorney (included on signature page)

27      Financial Data Schedule

----------------------

*Filed herewith.

  (b)   Financial Statement Schedules

        Schedule II -- Valuation and Qualifying Accounts

Item 17.  Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Pennsylvania, on March 10, 1997.

                                    PIERCE LEAHY CORP.


                                    By: /s/ J. Peter Pierce
                                       --------------------------------------
                                       J. Peter Pierce, President and
                                       Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below in so signing also makes, constitutes and appoints J. Peter Pierce and Douglas B. Huntley, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                    Title                               Date
---------                    -----                               ----
/s/ Leo W. Pierce, Sr.       Chairman of the Board of Directors  March 10, 1997
------------------------
Leo W. Pierce, Sr.


/s/ J. Peter Pierce          President, Chief Executive Officer  March 10, 1997
------------------------     and Director
J. Peter Pierce              (Principal Executive Officer)


/s/ Douglas B. Huntley       Vice President, Chief Financial     March 10, 1997
------------------------     Officer and Director
Douglas B. Huntley           (Principal Financial and
                             Accounting Officer)


/s/ Leo W. Pierce, Jr.       Director                            March 10, 1997
------------------------
Leo W. Pierce, Jr.


                      [Signatures Continued on Next Page]

                   [Signatures Continued from Previous Page]



/s/ Michael J. Pierce        Director                            March 10, 1997
------------------------
Michael J. Pierce


/s/ Alan B. Campell          Director                            March 10, 1997
------------------------
Alan B. Campell


/s/ Delbert S. Conner        Director                            March 10, 1997
------------------------
Delbert S. Conner


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pierce Leahy Corp.:

We have audited in accordance with generally accepted auditing standards , the consolidated financial statements for Pierce Leahy Corp. and have issued our report thereon dated February 28, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                           ARTHUR ANDERSEN LLP

Philadelphia, Pa.,
    February 28, 1997

                               PIERCE LEAHY CORP.

                        VALUATION AND QUALIFYING ACCOUNTS

                                 (in thousands)


                                              Balance,      Charges                    Balance,
                                           Beginning of       to        Deductions      End of
                                              Period        Expense    from Reserve     Period
                                           ------------     -------    ------------     ------
December 31, 1996:
    Reserve for doubtful accounts             $487           $467         $159           $795

December 31, 1995:
    Reserve for doubtful accounts             $554           $418         $485           $487

December 31, 1994:
    Reserve for doubtful accounts             $513           $180         $139           $554

                                 EXHIBIT INDEX
                                 -------------

 Exhibit
    No.        Exhibit
--------      -------
  1.1      Form of U.S. Underwriting Agreement

  1.2      Form of International Underwriting Agreement

  3.1      Articles of Incorporation of the Company

  3.2      Bylaws of the Company

  5        Opinion of Cozen and O'Connor

  9 Voting Trust Agreement dated April __, 1997 by and among certain shareholders of the Company

  10.1 Pierce Leahy Corp. Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4, File No. 333-9963)

  10.2     Pierce Leahy Corp. 1997 Stock Option Plan

  10.3     Credit Agreement, dated as of August 13, 1996, among the Company,
           Pierce Leahy Command Company, the several lenders from time to time parties thereto, Canadian Imperial Bank of Commerce, as Canadian
           Administrative Agent, and Canadian Imperial Bank of Commerce, New
           York Agency, as U.S. administrative agent, together with certain collateral documents attached thereto, including the form of US$
           Note, the form of Canadian$ Note, the form of the U.S. Global
           Guarantee and Security Agreement made by the Company, certain of its affiliates and subsidiaries and its shareholders in favor of the U.S.
           Administrative Agent, the form of Canadian Security Agreement between
           Pierce Leahy Command Company and the Canadian Administrative Agent and the form of Pledge and Intercreditor Agreement among certain of the Company's affiliates, the US Administrative Agent and the Canadian Administrative Agent (incorporated by reference to Exhibit
           10.4 to the Company's Registration Statement on Form S-4, File No.
           333-9963)

  10.4 Indenture, dated as of July 15, 1996, among the Company, as issuer, and United States Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4, File No. 333-9963)

  10.5 Indenture dated as of __________, 1997, among the Company, as issuer, and ____________________, as trustee

  10.6 Share Purchase Agreement dated September 30, 1995 between the Company and Moore Corporation Limited (incorporated by reference to Exhibit
           10.5 to the Company's Registration Statement on Form S-4, File No.
           333-9963)

  10.7     Stock Purchase Agreement dated April 17, 1996 among the Company and
           Security Archives, Inc. and Patrick G. Clayton, Carol A. Clayton and
           Byron Wood Clayton (incorporated by reference to Exhibit 10.6 to the
           Company's Registration Statement on Form S-4, File No. 333-9963)



 Exhibit
   No.         Exhibit
 -------       -------
  10.8     Stock Purchase Agreement dated as of February 27, 1997 between the
           Company, Records Management Services, Inc. and certain shareholders of Records Management Services, Inc. (incorporated by reference to
           Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

  10.9     Tax Indemnification Agreement dated ___________, 1997 among the
           Company and certain of its shareholders

  11       Statement re: computation of per share earnings

  21       Subsidiaries of the Registrant

  23.1     Consent of Cozen and O'Connor (included in Exhibit 5)

  23.2*    Consent of Arthur Andersen LLP

  23.3*    Consent of Deloitte & Touche LLP

  24       Power of Attorney (included on signature page)

  27*      Financial Data Schedule

------------------

*Filed herewith.